C O N S O L I D A T E D
F I N A N C I A L S T A T E M E N T S
A N D N O T E S

Consolidated Financial Statements Sun Life Financial Inc. December 31, 2023 1

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors ("Board") oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as "the Company", adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of     December 31, 2023, based on the framework and criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2023, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2023 and December 31, 2022. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit Committee to discuss the results of its audit.

Kevin D. Strain, CPA, CA                     Manjit Singh, CPA, CA
President and Chief Executive Officer                  Executive Vice-President and Chief Financial Officer

Toronto, Ontario, Canada
February 7, 2024

2 Sun Life Financial Inc. December 31, 2023     Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2023 and December 31, 2022 and their change in the Consolidated Statements of Operations for the year ended December 31, 2023 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 7, 2024

Appointed Actuary's Report Sun Life Financial Inc. December 31, 2023 3

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4 Sun Life Financial Inc. December 31, 2023 Independent Auditor's Report

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Independent Auditor's Report Sun Life Financial Inc. December 31, 2023 5

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6 Sun Life Financial Inc. December 31, 2023 Independent Auditor's Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Adoption of New Accounting Standards
As discussed in Note 2.A to the financial statements, the Company changed its method of accounting for insurance contracts and financial instruments in 2023 due to the adoption of IFRS 17, Insurance Contracts (“IFRS 17”) and IFRS 9, Financial Instruments.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements
Critical Audit Matter Description
The Company’s insurance contract liabilities represent a significant portion of its total liabilities. Insurance contract liabilities are determined in accordance with IFRS 17. This requires the use of complex valuation models and assumptions to measure groups of insurance contracts as the total of fulfillment cash flows, plus a risk adjustment for non-financial risk and a contractual service margin (“CSM”). The CSM component is only relevant for groups of insurance contracts measured using the general measurement approach and the variable fee approach.

While there is considerable judgment applied by management and inherent uncertainty in selecting assumptions, the assumptions with the greatest estimation uncertainty are those related to mortality, policyholder behaviour and discount rates. These assumptions required significant auditor attention particularly for (i) circumstances where there is limited Company and industry experience data, (ii) circumstances where the historical experience may not be a good indicator of the future, and (iii) the determination of discount rates, which requires complex calculation and measurement of unobservable market inputs. Auditing certain valuation models and significant assumptions (mortality, policyholder behaviour and discount rates) required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial and fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to certain valuation models and significant assumptions included the following, among others:
•Evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality, policyholder behaviour and discount rate assumptions used in the calculation of insurance contract liabilities, as well as access and change management controls over those actuarial models.
•With the assistance of actuarial and fair value specialists, tested the appropriateness of certain valuation models used in the valuation process by:
•Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s estimate; and
•Testing the accuracy of certain valuation models for changes in key assumptions.
•With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions by:
•Evaluating whether management’s assumptions were determined in accordance with the requirements of IFRS 17;
•Testing experience studies and other inputs used in the determination of the assumptions; and
•Analyzing management’s interpretation and judgment with respect to its experience study results and emerging claims experience, evaluating new and revised key assumptions, assessing reasonable possible alternative assumptions, and considering industry and other external sources of benchmarking where applicable.
Report of Independent Registered Public Accounting Firm Sun Life Financial Inc. December 31, 2023 7

•With the assistance of actuarial and fair value specialists, evaluated the reasonableness of the discount rates used by:
•Evaluating whether management’s assumptions and methodologies were determined in accordance with the requirements of IFRS 17; and
•Testing the inputs and source information underlying the determination of the discount rates and developing a range of independent estimates, and comparing those to the discount rates selected by management.

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements
Critical Audit Matter Description
Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates, and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:
•Evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
•With the assistance of valuation specialists, evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates, and future rental rates of market surveys and transactions in comparable properties.

Adoption of New and Amended Accounting Standards - IFRS 17, Insurance Contracts - Refer to Note 2 to the Financial Statements
Critical Audit Matter Description
The Company adopted IFRS 17 effective January 1, 2023. The adoption of IFRS 17 was done on a retrospective basis which had an impact on the Company’s January 1, 2022 opening equity balances. IFRS 17 is a complex accounting standard requiring considerable judgment and interpretation in its implementation, and impacts how the Company recognizes, measures, presents and discloses insurance contracts. In adopting the new standard, the Company used significant judgment in developing and implementing accounting policies, including policies specific to transition. Of particular importance, the Company elected to use the fair value approach for groups of insurance contracts where full retrospective application was impracticable. Under the fair value approach, the CSM at transition is equal to the fair value of a group of insurance contracts less the fulfillment cash flows measured at that date.

There are many elements embedded in the determination of the fair value for groups of insurance contracts that required management to use significant judgment in making estimates and assumptions related to (1) the appropriateness of the fair value methodology and calculations, (2) the appropriateness of the fair value adjustments to fulfilment cash flows and (3) the appropriateness of the discount rates. Auditing the development and implementation of IFRS 17 accounting policies and the judgments, assumptions and estimates used in fair value determination for groups of insurance contracts required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value, technical accounting and actuarial specialists.

8 Sun Life Financial Inc. December 31, 2023 Report of Independent Registered Public Accounting Firm

How the Critical Audit Matter Was Addressed in the Audit
With the assistance of various specialists, our audit procedures related to the development and implementation of IFRS 17 accounting policies and judgments, assumptions and estimates used in the fair value determination for groups of insurance contracts as at January 1, 2022 included the following, among others:
•Evaluated and tested the effectiveness of controls over the implementation of IFRS 17 accounting policies and the significant estimates and assumptions used in the fair value determination for groups of insurance contracts.
•Evaluated the appropriateness of management’s accounting policies and tested that they were appropriately implemented.
•Evaluated the fair value approach methodology and related fair value adjustments against the requirements of IFRS 17 and IFRS 13, Fair Value Measurement (“IFRS 13”) by:
•Evaluating the methodologies and fair value adjustments and their applicability under IFRS 17 and IFRS 13;
•Examining the audited historical projected cashflows and assumptions to ensure they are incorporated into the transition valuation models as applicable;
•Evaluating new and revised key assumptions under IFRS 17; and
•Testing the appropriateness of certain valuation models used in the estimation process by calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s estimate.
•Evaluated the reasonableness of the discount rates used to determine fair value by:
•Evaluating whether management’s assumptions and methodologies were determined in accordance with the requirements of IFRS 17 and IFRS 13; and
•Testing the inputs and source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 7, 2024

We have served as the Company’s auditor since 1875.

Report of Independent Registered Public Accounting Firm Sun Life Financial Inc. December 31, 2023 9

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 7, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of new accounting standards.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 7, 2024

10 Sun Life Financial Inc. December 31, 2023 Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars, except for per share amounts)	2023	2022
	(restated, see Note 2)
Insurance service result
Insurance revenue (Note 10)	$21,356	$18,902
Insurance service expenses (Note 10)	(18,450)	(16,456)
Reinsurance contract held net income (expenses) (Note 10)	(69)	(153)
Net insurance service result	2,837	2,293
Investment result
Investment result excluding result for account of segregated fund holders:
Net investment income (loss) (Note 5)	11,586	(20,580)
Insurance finance income (expenses) from insurance contracts issued (Note 5)	(9,675)	22,595
Insurance finance income (expenses) from reinsurance contracts held (Note 5)	59	(440)
Decrease (increase) in investment contract liabilities	(331)	(152)
Net investment result excluding result for account of segregated fund holders	1,639	1,423
Investment result for insurance contracts for account of segregated fund holders:
Investment income (loss) on investments for account of segregated fund holders (Note 21)	1,793	(2,353)
Insurance finance income (expenses) (Note 21)	(1,793)	2,353
Net investment result for insurance contracts for account of segregated fund holders	—	—
Net investment result	1,639	1,423
Fee income (Note 16)	7,832	7,447
Other expenses (income)
Other income	(169)	—
Operating expenses and commissions (Note 17)	7,995	7,092
Interest expenses	552	445
Total other expenses (income)	8,378	7,537
Income (loss) before income taxes	3,930	3,626
Less: Income tax expense (benefit) (Note 19)	461	546
Total net income (loss)	3,469	3,080
Less: Net income (loss) allocated to the participating account (Note 20)	178	83
Net income (loss) attributable to non-controlling interests	126	56
Shareholders' net income (loss)	3,165	2,941
Less: Dividends on preferred shares and distributions on other equity instruments	79	70
Common shareholders' net income (loss)	$3,086	$2,871

Average exchange rates during the reporting periods: U.S. dollars	1.35	1.30

Earnings (loss) per share (Note 25)
Basic	$5.27	$4.90
Diluted	$5.26	$4.89

Dividends per common share	$3.000	$2.760

The attached notes form part of these Consolidated Financial Statements.
Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 11

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2023	2022
	(restated, see Note 2)
Total net income (loss)	$3,469	$3,080
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(290)	677
Reclassifications to net income (loss)	(49)	—
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:
Unrealized gains (losses)	482	(1,231)
Reclassifications to net income (loss) and provision for credit losses recognized into income	3	(20)
Classification overlay (Note 2)		(232)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(11)	42
Reclassifications to net income (loss)	28	(53)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(44)	(60)
Total items that may be reclassified subsequently to income	119	(877)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(105)	171
Share of other comprehensive income (loss) in joint ventures and associates	7	(3)
Revaluation of property, plant and equipment	—	(2)
Total items that will not be reclassified subsequently to income	(98)	166
Total other comprehensive income (loss)	21	(711)
Total comprehensive income (loss)	3,490	2,369
Less: Comprehensive income (loss) allocated to the participating account (Note 20)	187	78
Non-controlling interests' comprehensive income (loss) (Note 20)	123	60
Shareholders’ comprehensive income (loss)	$3,180	$2,231

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2023	2022
	(restated, see Note 2)
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$(5)	$7
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:
Unrealized gains (losses)	(120)	311
Reclassifications to net income (loss) and provision for credit losses recognized into income	(7)	2
Classification overlay (Note 2)		57
Unrealized gains (losses) on cash flow hedges	(1)	6
Reclassifications to net income for cash flow hedges	(6)	—
Total items that may be reclassified subsequently to income	(139)	383
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	38	(75)
Revaluation of property, plant and equipment	—	(2)
Total items that will not be reclassified subsequently to income	38	(77)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(101)	$306

The attached notes form part of these Consolidated Financial Statements.
12 Sun Life Financial Inc. December 31, 2023        Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at
(in millions of Canadian dollars)	December 31, 2023	December 31, 2022	January 1, 2022
		(restated, see Note 2)	(restated, see Note 2)
Assets
Cash, cash equivalents and short-term securities (Note 5)	$13,173	$11,219	$12,278
Debt securities (Notes 5 and 6)	75,493	75,902	88,727
Equity securities (Notes 5 and 6)	7,138	7,148	9,113
Mortgages and loans (Notes 5 and 6)	54,600	51,253	55,727
Derivative assets (Notes 5 and 6)	2,183	2,095	1,583
Other financial invested assets (Note 5)	10,361	9,418	7,071
Financial assets	162,948	157,035	174,499
Investment properties (Note 5)	9,723	10,102	9,109
Other non-financial invested assets (Note 5)	1,657	1,652	1,660
Invested assets	174,328	168,789	185,268
Other assets (Note 8)	6,462	6,442	4,279
Reinsurance contract held assets (Note 10)	5,794	6,115	6,612
Insurance contract assets (Note 10)	184	75	162
Deferred tax assets (Note 19)	3,878	3,466	2,940
Intangible assets (Note 9)	5,174	4,724	3,370
Goodwill (Note 9)	8,969	8,705	6,517
Total general fund assets	204,789	198,316	209,148
Investments for account of segregated fund holders (Note 21)	128,452	125,292	139,996
Total assets	$333,241	$323,608	$349,144
Liabilities and equity
Liabilities
Insurance contract liabilities excluding those for account of segregated fund holders (Note 10)	$135,669	$131,294	$149,412
Reinsurance contract held liabilities (Note 10)	1,623	1,603	1,994
Investment contract liabilities (Note 5)	11,672	10,728	9,914
Derivative liabilities (Notes 5 and 6)	1,311	2,351	1,392
Deferred tax liabilities (Note 19)	281	468	234
Other liabilities (Note 11)	23,655	22,109	17,371
Senior debentures (Note 12)	200	200	200
Subordinated debt (Note 13)	6,178	6,676	6,425
Total general fund liabilities	180,589	175,429	186,942
Insurance contract liabilities for account of segregated fund holders (Note 21)	19,041	23,139	26,079
Investment contract liabilities for account of segregated fund holders (Note 21)	109,411	102,153	113,917
Total liabilities	$309,041	$300,721	$326,938
Equity
Issued share capital and contributed surplus	$10,660	$10,640	$10,615
Shareholders’ retained earnings and accumulated other comprehensive income	12,922	11,889	11,342
Total shareholders’ equity	23,582	22,529	21,957
Equity in the participating account	457	268	190
Non-controlling interests’ equity	161	90	59
Total equity	$24,200	$22,887	$22,206
Total liabilities and equity	$333,241	$323,608	$349,144

Exchange rates at the end of the reporting periods: U.S. dollars	1.32	1.35	1.26
The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 7, 2024.

Kevin Strain	Barbara G. Stymiest
Chief Executive Officer	Director
Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 13

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2023	2022
	(restated, see Note 2)
Shareholders:
Preferred shares and other equity instruments (Note 14)
Balance, beginning and end of year	$2,239	$2,239
Common shares (Note 14)
Balance, beginning of year	8,311	8,305
Stock options exercised	56	6
Common shares purchased for cancellation	(40)	—
Balance, end of year	8,327	8,311
Contributed surplus
Balance, beginning of year	90	71
Share-based payments	11	19
Stock options exercised	(7)	—
Balance, end of year	94	90
Retained earnings
Balance, beginning of year	11,729	14,713
Transition adjustment — IFRS 17 (Note 2)		(7,114)
Transition adjustment — IFRS 9 (Note 2)	(553)
Transition adjustment — Classification overlay (Note 2)		2,873
Balance, beginning of year, after change in accounting policies	11,176	10,472
Net income (loss)	3,165	2,941
Dividends on common shares	(1,762)	(1,614)
Dividends on preferred shares and distributions on other equity instruments	(79)	(70)
Common shares purchased for cancellation (Note 14)	(146)	—
Transfer from accumulated other comprehensive income (loss)	(37)	—
Changes attributable to acquisition (Note 3)	(160)	—
Balance, end of year	12,157	11,729
Accumulated other comprehensive income (loss), net of taxes (Note 26)
Balance, beginning of year	160	986
Transition adjustment — IFRS 9 (Note 2)	553
Transition adjustment — Classification overlay (Note 2)		(116)
Balance, beginning of year, after change in accounting policy	713	870
Total other comprehensive income (loss) for the year	15	(710)
Transfer to retained earnings	37	—
Balance, end of year	765	160
Total shareholders’ equity, end of year	$23,582	$22,529
Equity in the participating account:
Balance, beginning of year	$268	$1,700
Transition adjustment — IFRS 17 (Note 2)		(1,907)
Transition adjustment — IFRS 9 (Note 2)	2
Transition adjustment — Classification overlay (Note 2)		397
Balance, beginning of year, after changes in accounting policies	270	190
Net income (loss)	178	83
Total other comprehensive income (loss) for the year (Note 26)	9	(5)
Total equity in the participating account, end of year	$457	$268
Non-controlling interests:
Balance, beginning of year	$90	$59
Net income (loss)	126	56
Additional contribution	—	2
Total other comprehensive income (loss) for the year (Note 26)	(3)	4
Distribution to non-controlling interests	(52)	(31)
Total non-controlling interests’ equity, end of year	$161	$90
Total equity	$24,200	$22,887
The attached notes form part of these Consolidated Financial Statements.
14 Sun Life Financial Inc. December 31, 2023        Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2023	2022
	(restated, see Note 2)
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$3,930	$3,626
Adjustments:
Interest expense related to financing activities	408	279
(Decrease) increase in investment contract liabilities	331	152
Changes in insurance contract liabilities and assets	6,769	(25,041)
Changes in reinsurance contract held assets and liabilities	10	593
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(4,657)	26,582
Sales, maturities and repayments of invested assets	43,457	53,535
Purchases of invested assets	(48,579)	(57,153)
Income taxes received (paid)	(1,240)	(795)
Mortgage securitization (Note 5)	(39)	151
Other operating activities	5,222	2,382
Net cash provided by (used in) operating activities	5,612	4,311
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(172)	71
Investment in and transactions with joint ventures and associates (Note 15)	(75)	(69)
Dividends and other proceeds related to joint ventures and associates (Note 15)	32	27
Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	(439)	(2,633)
Dispositions, net of cash and cash equivalents disposed (Note 3)(2)	297	—
Other investing activities	(202)	(259)
Net cash provided by (used in) investing activities	(559)	(2,863)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds (Note 11)	(72)	(34)
Issuance of subordinated debt, net of issuance costs (Note 13)	497	646
Increase in (repayment of) borrowings from credit facility	141	1,786
Redemption of senior debentures and subordinated debt (Notes 12 and 13)	(1,000)	(400)
Issuance of common shares on exercise of stock options	49	6
Transactions with non-controlling interests	(52)	(25)
Common shares purchased for cancellation (Note 14)	(186)	—
Dividends paid on common and preferred shares	(1,882)	(1,671)
Payment of lease liabilities	(176)	(136)
Interest expense paid	(405)	(270)
Other financing activities	—	27
Net cash provided by (used in) financing activities	(3,086)	(71)
Changes due to fluctuations in exchange rates	(169)	302
Increase (decrease) in cash and cash equivalents	1,798	1,679
Net cash and cash equivalents, beginning of year	9,372	7,693
Net cash and cash equivalents, end of year	11,170	9,372
Short-term securities, end of year	2,003	1,841
Net cash, cash equivalents and short-term securities, end of year (Note 5)	$13,173	$11,213

(1)    Consists of total cash consideration paid of $522, less cash and cash equivalents acquired of $83 for the year ended December 31, 2023 (December 31, 2022 — $3,267, less cash and cash equivalents acquired of $641, primarily related to the acquisition of DentaQuest).
(2)    Consists of total cash consideration received of $516, less cash and cash equivalents disposed of $219 for the year ended December 31, 2023 (December 31, 2022 — $nil).

The attached notes form part of these Consolidated Financial Statements.
Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 15

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Material Accounting Policies
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada ("OSFI"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company". We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States ("U.S."), Asia, and the United Kingdom ("UK"). Effective the second quarter of 2023, we completed the sale of our UK Business unit. We also operate mutual fund and investment management businesses, primarily in Canada, the U.S., and Asia.
Statement of Compliance
We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Our accounting policies have been applied consistently within our Consolidated Financial Statements.
Basis of Presentation
Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable business segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The material accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently.
Estimates, Assumptions and Judgments
The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.
Use of Estimates and Assumptions
The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract assets and liabilities, reinsurance contract held assets and liabilities and investment contract liabilities, determination of fair value, determination and impairment of goodwill and intangible assets, determination of provisions and liabilities for pension plans, other post-retirement benefits, income taxes, and the determination of fair value of share-based payments. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions is discussed in this Note and other Notes.
Judgments
In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; deferred income tax assets; and the determination of cash generating unit ("CGU").

16 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contracts and Investment Contract Liabilities Note 10 Insurance Contracts
Determination of fair value	Note 1 Basis of Consolidation Note 1 Determination of Fair Value Note 3 Acquisitions and Other Note 5 Total Invested Assets and Related Net Investment Income
Determination of fair value of insurance contracts on transition for adoption of IFRS 17	Note 2 Changes in Accounting Policies
Income taxes	Note 1 Income Taxes Note 19 Income Taxes
Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits Note 24 Pension Plans and Other Post-Retirement Benefits
Goodwill and intangible assets on acquisition and impairment	Note 1 Goodwill Note 1 Intangible Assets Note 3 Acquisitions and Other Note 9 Goodwill and Intangible Assets
Determination of control for purpose of consolidation	Note 1 Basis of Consolidation Note 15 Interests in Other Entities
Share-based payments	Note 18 Share-Based Payments
Basis of Consolidation
Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination. Interests in controlled entities held by external parties are reported as non-controlling interests ("NCI").

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.
Determination of Fair Value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5. A description of the fair value methodologies, assumptions, valuation techniques and valuation inputs for the transition of insurance contracts to IFRS 17 Insurance Contracts ("IFRS 17") is included in Note 10.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 17

Foreign Currency Translation
Translation of Transactions in Foreign Currencies
The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Insurance contract and reinsurance contract held assets and liabilities, including the contractual service margin ("CSM"), are monetary items. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as fair value through other comprehensive income ("FVOCI"), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income ("OCI"). The exchange differences from the translation of non-monetary items on these assets are recognized in OCI.
Translation to the Presentation Currency
In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.
Invested Assets
Financial Assets Excluding Derivative Financial Instruments (IFRS 9)
Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, and other financial invested assets.
i) Initial Recognition and Subsequent Measurement
Classification of financial assets
Financial assets are measured at initial recognition at fair value and are classified as and subsequently measured at fair value through profit or loss ("FVTPL"), FVOCI, or amortized cost based on the business model used to manage the financial asset and the contractual cash flow characteristics of the asset. Amortized cost is determined using the effective interest rate method, which is the gross carrying amount less the allowance for ECL. Financial assets are not reclassified subsequent to initial recognition unless the business model used to manage the financial asset has changed. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their settlement dates.

A financial asset is measured at amortized cost if both of the following conditions are met and the asset is not designated at FVTPL:
•The asset is held within a business model that is held to collect ("HTC"), in which the collection of contractual cash flows from the financial asset is the primary objective and sales are expected to be insignificant or infrequent; and
•The contractual terms of the asset give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and the asset is not designated at FVTPL:
•The asset is held within a business model that is held to collect and sell ("HTC&S"), in which both the collection of contractual cash flows and the sale of financial assets are integral to achieving the objective of the business model; and
•The contractual terms of the asset give rise, on specified dates, to cash flows that are SPPI.

Financial assets that are managed on a fair value basis and do not meet the objectives of a HTC or HTC&S business model, such as financial assets that are held for trading, are measured at FVTPL and fall within the scope of other business models.

All financial assets not classified as amortized cost or FVOCI, as described above, are measured at FVTPL. Financial assets at FVTPL include financial assets that are held-for-trading. A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term. Cash, cash equivalents and short-term securities are held for trading for the purpose of meeting short-term cash requirements and are measured at FVTPL. On initial recognition, we may also make an irrevocable election to designate a financial asset that would otherwise be measured at amortized cost or FVOCI as measured at FVTPL if the financial asset is managed together with a related financial liability and their performance is evaluated on a fair value basis. Certain debt securities, mortgages and loan instruments that support insurance contract liabilities, which are measured at fair value, have been designated at FVTPL, as doing so significantly reduces measurement inconsistency with the related insurance contract liabilities. These financial assets would otherwise have been measured at FVOCI or amortized cost.

Equity securities are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset at FVOCI. This election is made on an instrument-by-instrument basis. If such an election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in OCI and are not subsequently reclassified to the Consolidated Statements of Operations, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal.

18 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the applicable classifications:

IFRS 9
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL, FVOCI
Equity securities	FVTPL, FVOCI
Mortgages and loans	FVTPL, FVOCI, Amortized cost
Other financial invested assets	FVTPL
Business model assessment
We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:
•How the economic activities of our businesses generate benefits, for example, through enhancing yields or hedging and how such economic activities are evaluated and reported to key management personnel;
•The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of Management’s Discussion and Analysis, and the activities undertaken to manage those risks;
•The frequency, volume, and timing of sales in prior periods, the reasons for the sales and expectations about future sales activity. Information about sales activity is not considered in isolation, but as part of an overall assessment of how our stated objective for managing the financial assets is achieved and how cash flows are realized; and
•The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models include HTC, HTC&S and other, as described above.
Assessment of whether contractual cash flows are SPPI
Financial assets held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of SPPI. SPPI payments are those which would typically be expected from basic lending arrangements, such as interest and basic lending returns, compensation for credit risk and the time value of money, costs associated with holding the financial asset for a period of time, and a profit margin. In making the SPPI assessment, we consider the contractual terms of the instrument, including assessment of whether the timing or amount of the contractual cash flows could change by a contractual term of the financial asset. A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract.

Where the contractual terms introduce exposure to risk or variability of the cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified as and measured at FVTPL.
Subsequent measurement
Equity securities, debt securities, mortgages and loans, and assets related to Collateralized Loan Obligations ("CLOs") that are classified or designated at FVTPL are recorded at fair value in our Consolidated Statements of Financial Position, and gains or losses, including interest or dividend income and foreign exchange gains and losses, are recognized in Net investment income (loss) in the Consolidated Statements of Operations.

Debt securities and mortgages and loans that are classified as FVOCI are recorded at fair value. Interest income, foreign exchange gains (losses), and impairment are recognized in Net investment income (loss) in the Consolidated Statements of Operations. Other gains or losses are recognized in OCI.

Mortgages and loans classified as amortized cost are subsequently measured using the effective interest rate method. Interest income, foreign exchange gains and losses, and impairment are presented in Net investment income (loss) in the Consolidated Statements of Operations.

Other financial invested assets include investments in limited partnerships, segregated funds, mutual funds, and assets related to CLOs that are classified as FVTPL. These financial assets are recorded at fair value, and gains or losses are recognized in Net investment income (loss) in the Consolidated Statements of Operations. Debt securities and Mortgages and loans included in Other financial invested assets that are classified as FVOCI are recorded at fair value.

Cash equivalents are highly liquid instruments with a term to maturity of three months or less. Cash and cash equivalents are classified as FVTPL and the fair values are assumed to approximate their carrying values, due to their short-term nature or because they are frequently repriced to current market rates. Short-term securities are those that have a term to maturity exceeding three months but less than one year. The fair value of short-term securities is approximated by their carrying amount.
ii) Derecognition
Financial assets are derecognized when our contractual rights to the cash flows of the financial asset have expired, or when we transfer the rights to receive contractual cash flows and substantially all the risks and rewards of owning the financial assets have been transferred. When we neither retain nor transfer substantially all the risks and rewards of ownership, the financial assets are derecognized if control over the financial assets have been relinquished. If we retain control of the financial assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

When financial assets are derecognized, the difference between the carrying amount and the consideration received on the date of derecognition is recognized in Net investment income (loss) in the Consolidated Statements of Operations. For debt securities at FVOCI, the cumulative gains (losses) previously recognized in OCI are reclassified to Net investment income (loss) in the Consolidated Statements of
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 19

Operations. For equity investments designated at FVOCI, the cumulative gains (losses) previously recognized in OCI are not reclassified to income.

For financial assets measured at amortized cost in which modifications have resulted in derecognition, the gain (loss) is presented together with impairment losses if the modification was a result of financial difficulties of the borrower. Otherwise, the gain (loss) is presented as Net investment income (loss) in the Consolidated Statements of Operations.

Judgment is applied in determining whether contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive the cash flows on the assets but have assumed an obligation to pay for those cash flows.
iii) Impairment
Policies applicable beginning January 1, 2023
We establish an allowance for expected credit losses ("ECL") for financial assets not classified or designated at FVTPL. Financial assets measured at amortized cost are presented at their carrying amounts on the Consolidated Statements of Financial Position, which is the gross carrying amount less the allowance for ECL, with changes in the allowance for ECL recognized in Provision for credit losses in Net investment income (loss) in the Consolidated Statements of Operations. The allowance for ECL on financial assets measured at FVOCI, including debt securities and mortgages and loans, does not reduce the carrying amount of the assets in the Consolidated Statements of Financial Position, which remains at fair value. Rather, an amount equal to the allowance for ECL that would arise if the assets were measured at amortized cost is recognized in OCI, with changes in the allowance for ECL recognized in Provision for credit losses in Net investment income (loss) in the Consolidated Statements of Operations.

At the end of each reporting period, we apply a three-stage impairment approach to measure the ECL on financial assets measured at amortized cost or at FVOCI:
•Stage 1: For financial assets that have not experienced a significant increase in credit risk since the date of initial recognition, a loss allowance equal to the credit losses expected to result from default events occurring over the 12 months following the reporting date is recognized.
•Stage 2: For financial assets that have experienced a significant increase in credit risk since the date of initial recognition, a loss allowance equal to the credit losses expected to result from default events occurring over the remaining lifetime of the financial asset is recognized.
•Stage 3: When a financial asset is considered to be credit-impaired, a loss allowance equal to the ECL over the remaining lifetime of the financial asset is recognized. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance.

We monitor all financial assets that are subject to impairment for significant increase in credit risk. In making this assessment, we consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Additional details about significant increase in credit risk and forward-looking information are provided in Note 6.
Modified financial assets
The contractual terms of a financial asset may be modified for a number of reasons, including changing market conditions and other factors not related to a current or potential credit deterioration of the borrower. An existing financial asset whose terms have been modified may be derecognized and the renegotiated asset recognized as a new financial asset at fair value in accordance with the accounting policies in this Note.

If modification does not result in derecognition, the financial asset continues to be subject to the assessment for significant increase in credit risk relative to initial recognition. Expected cash flows arising from the modified contractual terms are considered when calculating the ECL for the modified asset. For loans that were modified while having lifetime ECLs, such loans can revert to having 12-month ECLs if the borrower's financial condition that led to it being identified as credit-impaired are no longer present.
Definition of default
The definition of default used in the measurement of ECL is consistent with the definition of default used for our internal credit risk management purposes. We consider a financial asset to be in default when the issuer is unlikely to meet its credit obligations in full, without recourse action on our part, or when the financial asset is 90 days past due. Our definition of default may differ across financial assets and consider qualitative factors, such as the terms of financial covenants, breaches of such covenants, and other indicators of financial distress, as well as quantitative factors, such as overdue status and non-payment of other obligations under the same issuer. We use internally developed data and those obtained from external sources when assessing default.
Credit-impaired financial assets (Stage 3)
At each reporting date, we assess whether financial assets measured at amortized cost and FVOCI are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. If a financial asset is credit-impaired, interest income is calculated based on the carrying amount of the asset, which is net of the allowance for ECL, rather than on the gross carrying amount.
Write-off of financial assets
The gross carrying amount of a financial asset, and the related allowance for ECL, is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when we determine that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with procedures for recovery of amounts due.

For policies prior to January 1, 2023, please refer to Note 6.A.vi.
20 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

iv) Embedded Derivatives
Policies applicable beginning January 1, 2023
Under IFRS 9 Financial Instruments ("IFRS 9"), derivatives embedded in contracts where the host is a financial asset in scope of IFRS 9 are not separated. Instead, the hybrid financial instrument, as a whole, is assessed for classification.

Policies applicable prior to January 1, 2023
An embedded derivative is a component of a host contract that modifies the cash flows of the host contract in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contracts accounting policy in this Note.
Collateral
Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.
Derivative Financial Instruments
All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for hedge accounting purposes. Changes in fair value of derivatives that are not designated for hedge accounting purposes, which are defined as derivative investments, are recorded in Net investment income (loss) in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Net investment income (loss) in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. All hedging relationships are documented at inception and hedge effectiveness is assessed at inception and on a quarterly basis to determine whether the hedging instruments are highly effective in offsetting changes attributable to the hedged risk in the fair value or cash flows of the hedged items.
Fair Value Hedges
Certain interest rate swaps and foreign currency forwards are designated as hedging instruments in fair value hedges of the interest rate or foreign exchange rate risks associated with FVOCI assets. Changes in fair value of the derivatives are recorded in Net investment income (loss) in our Consolidated Statements of Operations. The change in fair value of FVOCI assets related to the hedged risk is recognized in profit or loss. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and FVOCI assets do not offset. Interest income earned and paid on the FVOCI assets and swaps in the fair value hedging relationships are recorded in net investment income in our Consolidated Statements of Operations.
Cash Flow Hedges
Certain equity and foreign currency forwards are designated as hedging instruments in cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from the hedging relationship, such as the spot-to-forward differential, are recognized in net investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of Operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.
Investment Properties
Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.
Other Non-Financial Invested Assets
Other non-financial invested assets include investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 21

Other Assets
Other assets, which are measured at amortized cost, include accounts receivable, investment income due and accrued, deferred acquisition costs from service contracts, property and equipment, and lessee’s right-of-use assets. Deferred acquisition costs from service contracts are discussed in the Service contract and fee income section of this Note. Right-of-use assets are discussed in the Leases section of this Note. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years.
Leases
At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. For leases where we act as the lessor, we assess whether the leases should be classified as finance or operating leases. Our leases are classified as operating leases. Operating leases are recognized into income on a straight-line basis.

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expenses in the Consolidated Statements of Operations. The right-of-use asset is depreciated to the earlier of the lease term and its useful life. The right-of-use asset is assessed for impairment under IAS 36 Impairment of Assets. Right-of-use assets are assessed for indicators of impairment at each reporting period. If there is an indication that a right-of-use asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount. If an impairment loss has been incurred, the carrying value of the right-of-use asset is reduced with the corresponding amount recognized in income.

The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications. A lease modification is considered as a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease.
Intangible Assets
Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives: i) Distribution, sales potential of field force, client relationships and asset administration contracts — 3 to 40 years; and ii) Internally generated software — 3 to 10 years. Amortization is charged through Operating expenses in the Consolidated Statements of Operation. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGUs’ carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.
Insurance Contracts
Classification
Insurance contracts are comprised of insurance contracts issued, which are insurance and reinsurance or retrocession contracts that are issued by us, and reinsurance contracts held.

Insurance contracts issued are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

22 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Reinsurance contracts held are insurance contracts under which we are the policyholder and have transferred insurance risk to the issuer of the contract, either the reinsurer or the retrocessionaire. In the normal course of business, we use reinsurance to limit our exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers.

Certain investment contracts contain discretionary participation features ("DPF"), whereby the policyholder has the right to receive, in addition to guaranteed amounts, potentially significant benefits based on returns on a specified pool of assets. For entities like us that issue insurance contracts, investment contracts with DPF are measured and reported as insurance contracts.

Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract. Contracts are classified at initial recognition. Once a contract is classified as an insurance contract, it remains an insurance contract until all rights and obligations are extinguished or the contract is derecognized.
Combination and Separation of Contracts
Derivatives embedded in insurance contracts are treated as separate contracts and measured at fair value with changes in fair value recognized in income unless the embedded derivative itself meets the definition of an insurance contract or when the risks and characteristics of the embedded derivative are closely related to those of the host contract. Embedded derivatives that are not separated are accounted for with the host insurance contract.

Investment components of insurance contracts are amounts we repay to a policyholder in all circumstances (e.g., cash surrender values). Investment components of insurance contracts are treated as separate investment contracts only if the investment component is not highly interrelated with the insurance component and a contract with equivalent terms could be sold separately in the same market. Investment components that are not separated are accounted for as non-distinct investment components of insurance contracts.

Service components of insurance contracts are treated as separate service contracts only if the service component is not highly interrelated with the insurance component and we provide no significant service in integrating the service component with the insurance component. Service components that are not separated are accounted for with insurance contracts.

Insurance components of insurance contracts are treated as separate contracts only if the insurance component constitutes a separate insurance contract (e.g., certain reinsurance treaties that transfer risk on different types of insurance contracts).

For insurance contracts where both parties to the contract have the practical ability to terminate the contract, the extension of the contract beyond the termination date is treated as a new and separate contract. This occurs for most group life and health insurance contracts every year, when we have the right to reprice the contract and the policyholder has the option to not renew the contract. In such instances, each renewal is considered a new and separate contract. This also applies for many reinsurance contracts held, where the reinsurer has the right to reprice new cessions and we have the right to cease ceding new contracts with a notice period. In such instances, the cessions within each notice period are considered a new and separate reinsurance contract held.
Measurement
Insurance contracts are measured in accordance with IFRS 17, using one of the following approaches:
•Variable fee approach ("VFA"): This approach applies to insurance contracts (excluding reinsurance contracts) with direct participation features, which are substantially investment-related service contracts where the policyholder is promised an investment return based on underlying items.
•Premium allocation approach ("PAA"): This is a simplified measurement approach and is applied to all insurance contracts that are eligible to use it, such as the majority of those in our group life and health businesses.
•General measurement approach ("GMA"): This approach applies to all insurance contracts not measured using the VFA or the PAA.

Reinsurance contracts held are measured in a manner consistent with the associated underlying insurance contracts and in accordance with the terms of each reinsurance contract held. Reinsurance contracts held cannot be measured using the VFA. The measurement of reinsurance contracts held includes a provision for the risk that the reinsurer will not honour its obligations under the contract.

The carrying value of insurance contracts comprises the liability for remaining coverage ("LRC") and the liability for incurred claims ("LIC"):
•The LRC is the measurement of our obligation to investigate and pay valid claims for insured events that have not yet occurred (i.e., the obligation that relates to the unexpired portion of the coverage period).
•The LIC is the measurement of our obligation to investigate and pay valid claims for insured events that have already occurred, including events that have occurred but for which claims have not been reported. For reinsurance contracts held, the LIC is an asset for incurred claims.
•For blocks of businesses acquired prior to January 1, 2023, any previously incurred claims where the amount paid to the beneficiary is subject to insurance risk are treated as LIC. For blocks of businesses acquired on or after January 1, 2023, such claims are treated as LRC.

Significant judgment is required in measuring assets or liabilities for insurance contracts, including the assumptions that are used for their measurement. Application of different assumptions may result in different measurement of the insurance contracts. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in selecting these assumptions are discussed in Note 10. The sensitivity of the measurement of insurance contracts to changes in risk variables are discussed in Note 7.
Level of Aggregation
The unit of account for the measurement of insurance contracts is a group. Each insurance contract is assigned to a group at initial recognition and remains in that group until the insurance contract is derecognized.

Groups are subdivisions of portfolios. Portfolios are insurance contracts subject to similar risks and managed together and a portfolio is the level at which expenses are attributed and the level at which insurance contracts issued and reinsurance contracts held are presented.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 23

We have established portfolios in each reportable business segment, distinguished between:
•Insurance contracts issued and reinsurance contracts held;
•Group insurance contracts and individual insurance contracts;
•Participating insurance contracts and non-participating insurance contracts;
•Adjustable insurance contracts and non-adjustable insurance contracts;
•Traditional life insurance contracts and universal life insurance contracts; and
•Pass-through insurance contracts and discretionary crediting contracts.

Within each portfolio, separate groups are established by:
•Date of issue: To be in the same group, contracts must be issued within the same time period, and the period cannot be longer than one year; and
•Level of profitability: Insurance contracts are separated into groups of contracts that are onerous at initial recognition, contracts that do not have a significant possibility of becoming onerous subsequently, and other contracts. The level of profitability for an insurance contract is based on the CSM at initial recognition of the contract (as described below in Initial Measurement).

We do not establish additional groups beyond the minimum required except for some portfolios of reinsurance contracts held where grouping is established to line up with the grouping of the underlying insurance contracts issued.
Initial Measurement
Groups of insurance contracts are recognized and measured as the total of the following measurement components:
•Fulfilment cash flows ("FCF"), which is comprised of:
•The present value of future cash flows (including the provisions for financial risk),
•The risk adjustment for non-financial risk; and
•A CSM, representing the unearned profit that will be recognized in income as insurance contract services are provided.

These measurement components apply to groups of insurance contracts measured using the GMA and the VFA. Under the PAA, which is a simplified measurement approach, insurance contracts are measured based on unearned profits and do not include a CSM.
GMA or VFA
Using the GMA or VFA, a group of insurance contracts is measured as the total of the three measurement components, as described above.

Estimates of the present value of future cash flows are explicit and current, and consider all reasonable and supportable information available at the reporting date without undue cost or effort. The portion of the present value of future cash flows related to financial risk variables is consistent with observable market prices and, where necessary, considers a range of scenarios that provides a good representation of possible outcomes. The cash flows for each scenario are probability-weighted and discounted using current assumptions.

The risk adjustment for non-financial risk represents the compensation required for uncertainty related to non-financial risk (mortality, morbidity, surrender and expenses, etc.). The risk adjustment is reduced as the non-financial risks of our insurance contracts diminish over time ("release of risk adjustment").

The CSM at the initial recognition of an insurance contract issued is the amount that fully offsets the FCF at initial recognition, and represents unearned profits on new business that are deferred and amortized into income as insurance contract services are provided. For insurance contracts issued that are not profitable at initial recognition ("onerous insurance contracts"), a CSM is not established and losses are recognized in income immediately.

For reinsurance contracts held, there is no restriction on the CSM based on profitability at initial recognition, and any losses are deferred in the same manner as profits. In addition, the CSM for reinsurance contracts held can be adjusted to offset any gains or losses on the groups of underlying direct contracts that would have gone through CSM if the group of underlying direct contracts had a CSM balance.

For onerous insurance contracts, the loss recognized in the Consolidated Statements of Operations at initial recognition is added to the loss component of the group to which the contract is assigned. The loss component is a notional portion of the LRC that represents the amount of loss that can be reversed by future profit before a CSM is re-established for the group. For groups of reinsurance contracts held for which the CSM has been adjusted to offset gains and losses on groups of underlying direct contracts without a CSM, a loss recovery component is established.
PAA
For groups of insurance contracts using the PAA, there is no liability established at initial recognition, unless factors indicate that the group is onerous, in which case the group is initially recognized at the amount it is onerous, and a loss of that amount is recognized in the Consolidated Statements of Operations and becomes the loss component of the group. For groups using the PAA, insurance acquisition cash flows are recognized in the Consolidated Statements of Operations when incurred, rather than including such expenses in the measurement of LRC.
Subsequent Measurement
The subsequent measurement of FCF uses the same approach as described above for initial measurement, but with current inputs for each subsequent reporting date.

For contracts measured using the PAA, the LRC subsequent to initial recognition is the amount of unearned revenue and the remaining loss component for any groups that are onerous. We do not adjust the LRC to reflect the time value of money and the effects of financial risk when we expect the time between providing coverage and the related premiums to be no more than one year. We do not adjust the LIC to reflect the time value of money and the effects of financial risk when we expect the claims to be fully paid within one year of the insured event occurring.

For contracts measured using the GMA or VFA, the measurement of CSM subsequent to initial recognition is described below.

24 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

For groups of insurance contracts issued using the GMA, the CSM at the end of a reporting period is measured as the CSM at the beginning of the reporting period, adjusted for:
•The effect of any new contracts added to the group;
•Interest accretion on the carrying amount of the CSM;
•The change in FCF relating to future service, except to the extent that increases exceed the carrying amount of the CSM (giving rise to a loss) or decreases are allocated to the loss component of the LRC (reversing a prior loss);
•The effect of any currency exchange differences on the CSM; and
•The amount recognized as Insurance revenue due to the performance of insurance contract services in the period ("CSM amortization").

For groups of insurance contracts issued using the VFA, the CSM at the end of a reporting period is measured as the CSM at the beginning of the reporting period, adjusted for:
•The effect of any new contracts added to the group;
•The change in the entity's share of the fair value of underlying items, except to the extent a decrease exceeds the carrying amount of the CSM (giving rise to a loss) or an increase reverses a prior loss, or that risk mitigation applies (see below);
•The change in FCF relating to future service, except to the extent that increases exceed the carrying amount of the CSM (giving rise to a loss) or decreases are allocated to the loss component of the LRC (reversing a prior loss), or that risk mitigation applies (see below);
•The effect of any currency exchange differences on the CSM; and
•CSM amortization.

The risk mitigation option is provided to avoid accounting mismatches that would otherwise occur when the financial risk of a group of insurance contracts is mitigated outside the underlying items of the group. For insurance contracts issued using the VFA, changes related to financial risk adjust the CSM, but offsetting changes from risk mitigation (e.g., derivatives) may go through income. The risk mitigation option allows for a change that would otherwise adjust CSM to be recognized in income instead, to avoid such a mismatch. We apply the risk mitigation option where applicable to reduce accounting mismatches. The effect on CSM of applying the risk mitigation option is disclosed in more detail in Note 5.C.

For groups of reinsurance contracts held, the CSM at the end of a reporting period is measured as the CSM at the start of the reporting period, adjusted for:
•The effect of any new contracts added to the group;
•Interest accretion on the carrying amount of the CSM;
•Income recognized in the reporting period as a result of gains or losses recognized to offset gains or losses on groups of underlying direct contracts with no CSM;
•Reversals of a loss-recovery component to the extent those reversals are not changes in the FCF of the group of reinsurance contracts held;
•The change in FCF relating to future service, unless the change offsets a gain or loss on groups of underlying direct contracts with no CSM or the change is related to groups of onerous insurance contracts using the PAA;
•The effect of any currency exchange differences on the CSM; and
•The amount recognized in income due to services received in the period.

We have not changed the accounting estimates made in previous interim financial statements in the preparation of these Consolidated Financial Statements. In particular, the CSM at the end of each reporting period is the CSM at the beginning of the reporting period adjusted as described above, rather than the CSM at the beginning of the calendar year adjusted as described above.
Presentation on the Consolidated Financial Statements
The carrying value of portfolios of insurance contracts issued and reinsurance contracts held that are in an asset position are presented as Insurance contract assets and Reinsurance contract held assets in the Consolidated Statements of Financial Position, while the carrying value of portfolios of insurance contracts issued and reinsurance contracts held that are liabilities are presented as Insurance Contract liabilities excluding those for account of segregated fund holders and Reinsurance contract held liabilities. Assets for insurance acquisition cash flows incurred before initial recognition of the contracts to which they are attributable are included in the carrying value of the portfolio associated with those contracts.

Amounts related to insurance contracts that impact income are included in the Net insurance service result of the Consolidated Statements of Operations and the Insurance finance income (expenses) line in the Net investment result section. Results in those sections are presented separately for insurance contracts issued and reinsurance contracts held. We have chosen to disaggregate changes in the RA between the Insurance revenue line in Net insurance service result, and the Insurance finance income (expenses) line in Net investment result.
Net insurance service result
Insurance revenue is recognized as insurance contract services are provided for groups of insurance contracts. For insurance contracts issued that are measured using the GMA or the VFA, Insurance revenue includes the following services for which consideration in the form of premiums, net of premium taxes, is expected to be received:
•Expected claims and other expenses directly attributable to fulfilling insurance contracts, measured at the amounts expected at the beginning of the period, and excluding investment components and amounts allocated to the loss component;
•Release of the RA for the period, excluding amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses);
•CSM amortization to reflect services provided in the period, measured using the coverage units for the reporting period as a proportion of total coverage units (additional detail on coverage units is provided in Note 10);
•Amortization of insurance acquisition cash flows;
•Premium experience adjustments that relate to current or past service; and
•Expected amounts related to income taxes specifically chargeable to the policyholder.

Amortization of insurance acquisition cash flows in Insurance revenue is an allocation of the portion of the premiums that relates to the recovery of insurance acquisition cash flows, determined in a systematic way based on the passage of time. An equal and offsetting amount is included in Insurance service expenses.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 25

For insurance contracts issued measured using the PAA, expected premium receipts (net of premium taxes and excluding investment components) are recognized as revenue, generally based on the passage of time.

Insurance service expenses include:
•Claims incurred in the period (excluding investment components and amounts allocated to the loss component);
•Expenses incurred that are directly attributable to fulfilling the insurance contracts;
•Losses on onerous contracts and reversals of those losses;
•Changes related to past service (e.g., changes in the LIC in periods subsequent to the claim being incurred);
•Amortization of insurance acquisition cash flows;
•Insurance acquisition cash flows expensed as incurred related to PAA contracts; and
•Impairment and reversals of impairment of assets for insurance acquisition cash flows.

For reinsurance contracts held, we have elected to present income and expenses arising from these contracts as a single amount in the Reinsurance contract held net income (expense) line on the Consolidated Statements of Operations. This amount includes an allocation of reinsurance premiums, amounts recovered from reinsurers, and changes in the risk of non-performance by the reinsurer. Allocations of reinsurance premiums are recognized as services are received for the reinsurance contract held.

For reinsurance contracts held measured using the GMA, the services received for which consideration is paid include:
•Expected recoveries and expenses, excluding amounts that are paid regardless of claims;
•Release of the RA for the period;
•CSM recognized for services received; and
•Premium experience adjustments that relate to current or past service.

For reinsurance contracts held measured using the PAA, expected premium payments (net of premium taxes and excluding amounts that are paid regardless of claims) are recognized as an allocation of reinsurance premiums based on the passage of time. Amounts recovered from reinsurers includes incurred claims (excluding amounts that are paid regardless of claims) and expenses, loss recoveries and reversals of loss recoveries, and changes related to past service (e.g., changes in the asset for incurred claims in periods subsequent to the claim being incurred).
Insurance finance income (expenses)
Changes in the carrying value of insurance contracts issued not measured using the VFA and reinsurance contracts held that are due to changes in the time value of money and in financial risk are recognized in the Insurance finance income (expenses) line on the Consolidated Statements of Operations. For insurance contracts issued measured using the VFA, Insurance finance income (expenses) includes changes in the fair value of underlying items and changes not recognized in the CSM when the risk mitigation option is applied. We have elected to recognize all insurance finance income (expenses) in the Consolidated Statements of Operations and not in OCI. Insurance finance income (expense) for insurance contracts for account of segregated fund holders is discussed in the Segregated Funds section of this Note.
Derecognition and Modification
Insurance contracts are derecognized when the obligations in the contract expire, are discharged or cancelled, or when it is modified and the modification is substantial, such as when the modification results in a change in the measurement approach. When a contract modification results in derecognition, the original contract is derecognized and the modified contract is recognized as a new contract. Modifications that do not result in derecognition are treated as changes in FCF.
Segregated Funds
Segregated funds are products where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholders bear the risks and rewards of the fund’s investment performance. In addition, certain segregated funds contracts include guarantees from us. Segregated fund contracts are classified as insurance contracts or investment contracts following the classification criteria described in the Insurance Contracts section of this Note and Note 10.
Investments for Account of Segregated Fund Holders
Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us. Investments for account of segregated fund holders includes investments for contracts that are classified as insurance contracts and investments for contracts that are classified as investment contracts. Unrealized gains and losses and other investment income from investments for account of segregated fund holders classified as insurance contracts is reported as Net investment income (loss) within the Net investment result for insurance contracts for account of segregated fund holders in the Consolidated Statements of Operations. Such investment income (loss) will be offset by the corresponding increase in the insurance contract liabilities for account of segregated fund holders. Changes in the fair value of the investments for account of segregated fund holders classified as investment contracts are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.
Insurance Contract Liabilities for Account of Segregated Fund Holders
Segregated fund products classified as insurance contracts are contracts with direct participation features and are therefore measured using the VFA described in the Insurance contracts section of this Note. Insurance contract liabilities for these contracts are presented as two separate lines on the Consolidated Statements of Financial Position: Insurance contract liabilities excluding those for account of segregated fund holders, and Insurance contract liabilities for account of segregated fund holders. The Insurance contract liabilities for account of segregated fund holders represents the obligation to pay the policyholder an amount equal to the fair value of the underlying items. Changes in this obligation due to changes in fair value of the underlying items are recognized as Insurance finance income or expenses in the Net investment result for insurance contracts for account of segregated fund holders in the Consolidated Statements of Operations. Such
26 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

insurance finance income or expenses will be offset by the corresponding increase in Investments for account of segregated fund holders. Deposits into and payments from the segregated funds are investment components and thus excluded from insurance revenue and insurance service expenses. The Insurance contract liabilities excluding those for account of segregated fund holders on the Consolidated Statements of Financial Position includes the remaining insurance contract liabilities for these contracts, which comprises the provision for guarantees, future expenses (less future fees), the RA and the CSM. Revenue and expenses related to these items are included in the Insurance service result on the Consolidated Statements of Operations.
Investment Contract Liabilities for Account of Segregated Fund Holders
Investment contract liabilities for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. The liabilities reported as Investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. We derive fee income from segregated funds classified as investment contracts, which is included in Fee income in our Consolidated Statements of Operations. Deposits to segregated funds and payments made from segregated funds are reflected as increases or decreases in Investment contract liabilities for account of segregated fund holders and Investments for account of segregated fund holders and are not reported as revenues or expenses in our Consolidated Statements of Operations.
Financial Liabilities
Classification and initial measurement
Our financial liabilities are classified and measured at amortized cost, except for financial guarantees, derivative liabilities, and liabilities related to CLOs. Financial guarantees, derivative liabilities, and liabilities related to CLOs are classified as FVTPL. For further details on the liabilities related to CLOs, refer to Note 5.A.i. We may also designate certain investment contracts liabilities and third-party interests in consolidated funds at FVTPL on initial recognition, and once designated, the designation is irrevocable. Financial liabilities are designated at FVTPL if doing so either eliminates or significantly reduces accounting mismatch with the supporting assets or that the liabilities and supporting assets are managed together and their performance is evaluated on a fair value basis. Liabilities related to CLOs are designated at FVTPL on initial recognition as doing so either eliminates or significantly reduces an accounting mismatch with the supporting assets. The FVTPL designation is available only for those financial liabilities for which a reliable estimate of fair value can be obtained. All other investment contracts are measured at amortized cost using the effective interest rate method.
Subsequent measurement
Policies applicable beginning January 1, 2023
Financial liabilities classified or designated at FVTPL are measured at fair value. Any interest expenses, foreign exchange gains (losses), and fair value changes that are not due to changes in own credit risk are recognized in Net investment income (loss) in the Consolidated Statements of Operations, unless they arise from derivatives designated as hedging instruments in net investment hedges. For financial liabilities designated at FVTPL, fair value changes attributable to changes in our own credit risk are recorded in OCI, and are not reclassified subsequently to Net investment income (loss) in the Consolidated Statements of Operations.

Financial liabilities at amortized cost are measured at fair value less transaction costs at initial recognition, and subsequently at amortized cost using the effective interest rate method. Interest expense and foreign exchange gains (losses) are recorded in Net investment income (loss) in the Consolidated Statements of Operations.

Policies applicable prior to January 1, 2023
Financial liabilities are classified or designated at FVTPL with the total amount of changes in fair value recognized in profit or loss.
Derecognition
We generally derecognize a financial liability when the contractual obligations expire or are discharged or cancelled. We also derecognize a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any new non-cash assets transferred or liabilities assumed) is recognized in the Consolidated Statements of Operations.
Investment Contract Liabilities
Policies applicable beginning January 1, 2023
Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts, unless they have DPF, in which case they are accounted for as insurance contracts (See Insurance Contracts). Distinct service components of investment contracts are treated as service contracts (See Service Contracts and Fee Income).

Investment contract liabilities without DPF are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract, and are subsequently held at amortized cost using the effective interest rate method. Amortization is recorded as a Decrease (increase) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as changes in our Investment contract liabilities balance in the Consolidated Statements of Financial Position. Investment contract liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. Investment contract liabilities without DPF include term certain payout annuities in Canada, accumulation annuities and guaranteed investment contracts in Canada, unit-linked products issued in Hong Kong, and non-unit linked pensions contracts issued in Hong Kong.

As discussed in the Segregated Funds section of this Note, investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 27

Policies applicable prior to January 1, 2023
Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contract recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. At each subsequent period, changes in fair value of investment contract liabilities recorded at FVTPL are recorded as an Increase in investment contract liabilities in our Consolidated Statements of Operations. Investment contract liabilities without DPF include term certain payout annuities in Canada, accumulation annuities and guaranteed investment contracts in Canada, unit-linked products issued in the UK and Hong Kong, and non-unit linked pensions contracts issued in the UK and Hong Kong.
Obligations for Securities Borrowing
The obligation for securities borrowing represents our commitment to deliver securities under the short sale program. Under the program, we short sell the securities that we borrowed from a third party. The obligation to return the securities is not recognized in the Consolidated Statements of Financial Position until they are sold, and the risks and rewards of ownership have been transferred. Upon recognition, they are measured at fair value. The securities borrowings are returnable to the lender upon demand or at our discretion.
Other Liabilities
Other liabilities, which are measured at amortized cost, include accounts payable, credit facilities, repurchase agreements, accrued expenses and taxes, senior financing, provisions, lessee’s lease liabilities and a deferred payment liability. Liabilities for provisions, other than those reported with insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the reporting date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Lease liabilities are measured as described in the Leases Section of this Note.

Other financial liabilities are measured at amortized cost. For put option liabilities, upon initial recognition, the present value is calculated using our incremental borrowing rate and subsequent revisions to the expected timing or amount of cash flows payable as well as interest expense will be recognized in the Consolidated Statements of Operations.
Senior Debentures and Subordinated Debt
Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest rate method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest rate method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.
Service Contracts and Fee Income
Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the customer to us, including contracts for investment management service, are classified as service contracts. Distinct service components of insurance and investment contracts are also accounted for as service contracts.

Fees earned from these contracts are recognized and included in Fee income in our Consolidated Statements of Operations. Fee income from service contracts represents fees associated with contracts with customers and includes distribution fees, fund management and other asset-based fees, and administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration that is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Deferred acquisition costs arising from service contracts or investment contracts are amortized over the expected life of the contracts based on the future expected fees. Where the cost of meeting the obligations of the contract exceeds the economic benefits expected to be received under it, a provision is recognized in Other liabilities in our Consolidated Statements of Financial Position.
Income Taxes
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized in the current or previous period in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Interest expense and Operating expenses, respectively, in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at the reporting date. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that future taxable profit is expected to be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of
28 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Pension Plans and Other Post-Retirement Benefits
For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds or as qualifying insurance contracts. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability in Other assets or Other liabilities, respectively.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumptions underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 24.
Dividends
Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan ("DRIP") are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.
Share-Based Payments
Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management ("MFS"), which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.
Basic and Diluted Earnings Per Share ("EPS")
Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 29

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2023
We adopted the following new and amended IFRS on January 1, 2023.
2.A.i IFRS 17
Summary
In May 2017, the IASB issued IFRS 17, with an amendment issued in June 2020 to defer the effective date of IFRS 17 to annual periods beginning on or after January 1, 2023. This standard is to be applied using a retrospective approach, with at least one year of comparative results provided. If retrospective application to a group of insurance contracts is impracticable, a modified retrospective or fair value approach may be used. IFRS 17 replaces IFRS 4 Insurance Contracts ("IFRS 4") and impacts how we recognize, measure, present, and disclose our insurance contracts in our Consolidated Financial Statements.

IFRS 17 and IFRS 9 were effective for us beginning January 1, 2023. Restated comparative period results have been provided for IFRS 17. As permitted by IFRS 9, we elected not to restate comparative period results, and as permitted by IFRS 17, we have elected to present comparative information on financial assets as if IFRS 9 were applicable during the comparative period.

For initial measurement of insurance contracts at the transition date of January 1, 2022, we have elected to use the fair value approach for all groups for which the retrospective approach is impracticable. For more information on the application of the fair value approach at transition, see the Fair value measurement section below.

IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. The key principles of IFRS 17 are as follows:
•Insurance contracts are those under which an entity accepts significant insurance risk from another party ("policyholder") by agreeing to compensate the policyholder if a specified uncertain future event ("insured event") adversely affects the policyholder.
•Insurance contracts issued and reinsurance contracts held are divided into groups that will be separately recognized and measured.
•Groups of insurance contracts are recognized and measured as the total of the following measurement components: a) the present value of future cash flows; b) a risk adjustment for non-financial risk ("RA"); and c) the Contractual Service Margin ("CSM"), an amount that represents the unearned profit of the group of contracts. These measurement components apply to groups of insurance contracts measured using the GMA and the VFA. The VFA applies to insurance contracts issued with direct participation features, which are substantially investment-related service contracts under which the policyholder is promised an investment return based on underlying items, such as segregated funds and certain participating insurance contracts. For short duration contracts, such as most of our group life and health business, a simplified measurement approach (PAA) is applied. Under the PAA, insurance contracts are measured based on unearned profits and do not include a CSM.
•The profit from a group of insurance contracts is recognized into income over the period that insurance contract services are provided and as the non-financial risks related to providing the insurance contracts diminish.
•Insurance revenue, insurance service expenses and insurance finance income or expenses are presented separately.
Significant Differences between IFRS 17 and IFRS 4
The following section describes the most significant differences between IFRS 17 and the accounting policies applied under IFRS 4.
Scope
There is no substantial change in IFRS 17 compared to IFRS 4 with regards to which contracts fall within the scope of the standard. However, we have updated the accounting policy for classification that was adopted on the transition to IFRS 4 in 2011 to ensure consistency with the IFRS 17 definition of insurance contracts.

Under IFRS 17, an insurance contract is defined as a contract under which the issuer accepts significant insurance risk from the policyholder by agreeing to compensate the policyholder if an insured event adversely affects the policyholder. In assessing whether "significant" insurance risk exists, certain contracts that were classified as insurance contracts under IFRS 4 were reclassified as investment contracts under IFRS 17. Such changes in classification were limited to certain deferred annuity products where the insurance risk is limited to the right to annuitize the maturity benefit, which fell short of the threshold for "significant" insurance risk.

Furthermore, IFRS 17 includes new requirements for the separation of distinct investment components and distinct goods or non-insurance service components of insurance contracts. At transition to IFRS 17, there were no distinct investment components and only immaterial distinct service components in our insurance contracts.

Unlike IFRS 4, IFRS 17 requires reinsurance contracts held to be measured separately from the underlying direct contracts. A reinsurance contract is an insurance contract issued by the reinsurer to compensate another entity for claims arising from one or more insurance contracts issued by that other entity ("underlying contracts").

Only contracts that transfer insurance risk to the reinsurer are considered reinsurance contracts held from the ceding entity’s point of view. We have reinsurance treaties that transfer only non-insurance risks to the reinsurer, however these are not considered reinsurance contracts held in scope of IFRS 17, nor were they in scope of IFRS 4. Rather, they are treated as insurance contracts purchased.

Reinsurance treaties that are part of the underlying items of participating insurance contracts (i.e., where all the cash flows of the reinsurance treaty are fully passed through to the participating insurance policyholders) are measured and reported separately.

Investment contracts with DPF are in scope of IFRS 17 and were in scope of IFRS 4. However, such contracts were reported with other investment contracts under IFRS 4, and are reported with insurance contracts under IFRS 17.
30 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Measurement
The measurement of insurance contracts under IFRS 17 differs from the Canadian Asset Liability Method ("CALM") previously applied under IFRS 4. The most significant differences by measurement component are as follows:

Present value of future cash flows:
•The discount rates used to present value future cash flows under IFRS 17 are based on the characteristics of the insurance contracts. Under IFRS 4, the CALM is used to determine actuarial liabilities based on the portfolio of assets currently supporting the insurance contract liabilities and reinvestment assumptions.
•Estimates under IFRS 17 include the current market view of the cost of financial guarantees, which requires a valuation consistent with market option prices. Under IFRS 4, the cost of financial guarantees is based on the amount required to fulfill the obligation but not directly linked to market option prices.
•Expense cash flows under IFRS 17 are limited to those directly attributable to fulfilment of the obligations under insurance contracts.
•Future income taxes are excluded from future cash flows under IFRS 17.

RA:
•Measures the compensation required for uncertainty related to non-financial risk, such as mortality, morbidity, surrender and expenses under IFRS 17.
•Provisions for uncertainty related to financial risk are implicitly included in the present value of future cash flows under IFRS 17.
•No amount is provided for asset-liability mismatch risk under IFRS 17.
•Under IFRS 4, amounts provided for the risks listed above are reflected in a provision for adverse deviations included in insurance contract liabilities.

CSM:
•This is a new component of liabilities and necessitates the "grouping" of insurance contracts, which is not required under IFRS 4.
•The CSM represents unearned profits, as discussed above.

The measurement approaches under IFRS 17 and IFRS 4 are similar for insurance contracts measured using the PAA. Differences arise mainly in the measurement of the LIC, where the discount rate and risk adjustment for non-financial risk changes noted above apply.
Presentation
IFRS 17 requires that portfolios of insurance contracts that are in an asset position be presented separately from portfolios of insurance contracts that are in a liability position in the Consolidated Statements of Financial Position. Also, portfolios of insurance contracts issued must be presented separately from portfolios of reinsurance contracts held. Previously, insurance contracts issued were presented only as liabilities and reinsurance contracts held were presented only as assets. Certain balances, such as policy loans and outstanding and prepaid premiums, that were previously presented separately or included in Other assets and Other liabilities are now included in the assets or liabilities for insurance contracts issued or reinsurance contracts held.

The presentation of income from insurance contracts on the Consolidated Statements of Operations has changed significantly for IFRS 17. Prior to IFRS 17, insurance related income was presented separately in the lines Gross premiums, Ceded premiums, Gross claims and benefits paid, Reinsurance expenses (recoveries), Increase (decrease) in insurance contract liabilities, and Decrease (increase) in reinsurance assets. The line Operating expenses, commissions and premium taxes included all expenses, reflecting those from both insurance and non-insurance contracts.

Under IFRS 17, insurance-related income is presented in the Insurance service result section and the Insurance finance income (expenses) line in the Investment result section. Amounts are presented separately for insurance contracts issued and reinsurance contracts held. The Insurance service expenses line includes amounts previously reported as Gross claims and benefits paid, with the exclusion of repayments of investment components, which are amounts that are returned to policyholders under all circumstances. Directly attributable expenses are also presented as Insurance service expenses. Income or expense from reinsurance contracts held is now presented as one line, which includes an allocation of reinsurance premiums paid and amounts recovered from reinsurers.

For insurance contracts measured using the GMA or VFA, premiums are no longer reported as revenue or recognized in income when received. Insurance revenue in a reporting period is comprised of the portion of premiums that cover expected claims and directly attributable expenses in the period, as well as the release of RA and the amortization of CSM for the period. Insurance revenue excludes the portion of premiums that cover repayment of investment components.

Fee income excludes income from insurance contracts as any fees earned would be recognized in Insurance contract revenue. Similarly, the Operating expenses and commissions line excludes expenses that are directly attributable to issuing or fulfilling insurance contracts as these expenses, as well as premium taxes paid, are included in the Insurance service result section.
Transition Impacts
Transition Method
The retrospective application of IFRS 17 at the transition date of January 1, 2022, was implemented using the fair value approach where a full retrospective approach was impracticable. The full retrospective approach was deemed impracticable for all groups of insurance contracts measured using the GMA or VFA, because estimates required information that was either not available or would not have been available in a usable form in prior periods. For groups of insurance contracts measured using the PAA, we applied full retrospective measurement at transition.

Under the fair value approach, the CSM at transition for a group of insurance contracts is equal to the fair value of the group of insurance contracts less the FCF measured using IFRS 17. The fair value of a group of insurance contracts is the amount that a market participant would require to take over the obligations of the group of insurance contracts.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 31

Transition Grouping
As permitted under IFRS 17 when using the fair value approach, groups of insurance contracts at transition were formed according to the IFRS 17 grouping requirements, but without the restriction that groups should not contain contracts that are issued more than one year apart. Also, given the definition of fair value, all insurance contracts issued in a portfolio were in the same profitability group. Therefore, there was only one group for each portfolio of insurance contracts issued at transition. Portfolios of reinsurance contracts held at transition were grouped according to the grouping of the direct underlying contracts.
Fair Value Measurement
The fair value of a group of insurance contracts issued as at the transition date was measured using one of two approaches, the current pricing margin approach or the "adjusted fulfilment cash flows" approach. For both approaches, our requirements were considered a reasonable proxy for a market participant's requirements, as we share the characteristics of a typical market participant in the insurance market. The determination of fair value requires us to make estimates and assumptions that require significant judgment.

The "adjusted fulfilment cash flows" approach identifies specific amounts a market participant would require, in addition to the FCF, to take over the obligations of the group. These include:
•A provision for reinvestment risk, which was measured as the cost of capital for interest rate risk using the higher of the Life Insurance Capital Adequacy Test ("LICAT") and local capital requirements;
•An amount for overhead and other non-directly attributable expenses not covered by FCF; and
•Other adjustments, including a provision for general operational risk and an amount to compensate for the expectation, as at the transition date, that CSM would not be tax-deductible.

The current pricing margin approach identifies the amount a market participant would require by identifying the amount that we require in the current pricing of insurance contracts.

The "adjusted fulfilment cash flows" approach was used for most non-participating insurance and annuity contracts. The current pricing margin approach was used for most fee-based and pass-through contracts.

The fair value of a group of reinsurance contracts held as at the transition date was measured as the difference between the fair value of the group of underlying insurance contracts without consideration of reinsurance, and the fair value of the group of underlying insurance contracts together with the corresponding group of reinsurance contracts held.
CSM at Transition
The CSM at transition for each group of insurance contracts is the fair value of the contracts less the FCF. The FCF at transition were measured using the IFRS 17 policies described in Note 1 and Note 10. The discount curve was established as at the transition date, and became the locked-in discount curve for the group going forward, as the fair value method was applied.

Details on the impacts on the Consolidated Financial Statements due to the adoption of IFRS 17 are included in Note 2.A.iv.
2.A.ii IFRS 9
Summary
During the first quarter, we adopted IFRS 9, which includes guidance on the classification and measurement of financial instruments, impairment of financial assets and hedge accounting, and does not require restatement of comparative periods. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). As a result of the application of IFRS 9, we changed our accounting policies in the areas indicated below, which were effective beginning January 1, 2023. We are permitted, under IFRS 17, to present comparative information on financial assets as if IFRS 9 were applicable during the comparative period ("classification overlay"). We have elected to apply the classification overlay to our financial assets and their comparative period results as if IFRS 9 had been effective since January 1, 2022. Certain comparative period information will continue to be presented in accordance with our previous accounting policies, as indicated below.
Classification of financial assets and financial liabilities
IFRS 9 introduces three principal classification categories for financial assets. Financial assets are measured at initial recognition at fair value, and are classified as and subsequently measured at FVTPL, FVOCI or amortized cost based on our business model for managing the financial asset and the contractual cash flow characteristics of the asset.

IFRS 9 eliminates the previous IAS 39 categories of held-to-maturity, available-for-sale ("AFS"), and loans and receivable financial assets. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in scope of IFRS 9 are not separated. Instead, the hybrid financial instrument, as a whole, is assessed for classification.

IFRS 9 maintains the IAS 39 classification for financial liabilities. Under IFRS 9, financial liabilities are measured at either amortized cost or FVTPL.

Further details on how we classify and measure our financial assets and financial liabilities and account for the related gains and losses under IFRS 9 are described in Note 1.
Impairment of financial assets
IFRS 9 replaces the "incurred loss" model under IAS 39 with a forward-looking ECL model. The new impairment model applies to financial assets measured at amortized cost, debt securities measured at FVOCI, mortgages and loans measured at FVOCI, lease receivables, account receivables, loan commitments and financial guarantees not measured at FVTPL. Credit losses are recognized earlier under IFRS 9 as compared previously under IAS 39. Refer to the impairment section in Note 1.
Hedge accounting
IFRS 9 introduced a new hedge accounting model, but permits entities to continue applying hedge accounting requirements under IAS 39 instead of those under IFRS 9. We have elected to continue applying the hedge accounting requirements under IAS 39.
32 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Interest Rate Benchmark Reform — Phase 2 amendments
In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7 Financial Instruments: Disclosures ("IFRS 7"), IFRS 4, and IFRS 16 Leases ("IFRS 16"). These amendments address issues that arise from the implementation of the reforms, including the replacement of a benchmark with an alternative reference rate (“ARR”), such as the Secured Overnight Financing Rate ("SOFR"), in the case of US dollar London Inter-Bank Offered Rate ("LIBOR"), and the Canadian Overnight Repo Rate Average ("CORRA"), in the case of the Canadian Dollar Offered Rate ("CDOR"). The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

All LIBOR settings were either discontinued or declared non-representative on or before June 30, 2023. On May 16, 2022, Refinitiv Benchmark Services (UK) Limited, the administrator of CDOR, announced that it will permanently cease the publication of all three tenors of CDOR after June 28, 2024. Concurrently, OSFI published their expectation that Federally Regulated Financial Institutions ("FRFIs") transition all new derivatives and securities to an ARR by June 30, 2023, with no new CDOR exposure being recognized after that date (with limited exceptions for risk management requirements), and that loan agreements referencing CDOR be transitioned by June 28, 2024. FRFIs are also expected to prioritize system and model updates to accommodate the use of CORRA (or any alternative reference rates, as necessary) prior to such date.

Also, with the cessation of CDOR’s publication, the Bankers’ Acceptance ("BA") lending model will be discontinued, and BA issuance is expected to cease. To facilitate the Canadian loan markets’ move away from CDOR and BAs, on July 27, 2023, the Canadian Alternative Reference Rate working group ("CARR"), established by the Canadian Fixed-Income Forum committee of the Bank of Canada ("CFIF"), has implemented a milestone in its two-stage transition plan whereby no new CDOR or BA-related contract should be entered into after November 1, 2023. CFIF has formed a BA-related working group to facilitate a smooth transition away from BAs and to assess potential options to replace them.

In preparation for the above-mentioned benchmark reform, we implemented an Interbank Offered Rate ("IBOR") Transition Program (the "Program") to manage the transition from LIBOR and CDOR to appropriate ARRs. The Program is cross-functional in nature and comprises key stakeholders across our organization and operates with executive oversight. The Program is on track in executing its transition plan, and is mindful of incorporating market developments as they arise. We also actively participate in industry associations and incorporate best practice guidance from these industry associations, as well as regulatory bodies, into the transition plan, such as reviewing and remediating our IBOR-based contracts to incorporate appropriate fallback language. The Program is designed to address the risk and uncertainty relating to our transition to ARRs and other factors relating to reform that could otherwise adversely affect our operations and cash flows and the value of and return on our investments that are IBOR-based. Our affiliated entities with IBOR exposure related to derivatives adhered to the ISDA 2020 IBOR Fallbacks Protocol prior to June 30, 2023, facilitating the transition of our legacy derivative contracts to appropriate ARRs. Our GBP LIBOR exposure transitioned to Sterling Overnight Index Average ("SONIA"), and our remaining US dollar LIBOR and CDOR exposure has transitioned or is expected to transition to appropriate ARRs in the first half of 2024.

As at December 31, 2023, our exposure to US dollar LIBOR consists of non-derivative financial assets of $86 (December 31, 2022 — $2,750), non-derivative financial liabilities of $nil (December 31, 2022 — $77) and derivative notional of $nil (December 31, 2022 — $1,683) that have not yet been confirmed to have transitioned to SOFR. Our exposure to CDOR consists of non-derivative financial assets of $589
(December 31, 2022 — $396), non-derivative financial liabilities of $4,896 (December 31, 2022 — $5,892), and derivative notional of $9,159 (December 31, 2022 — $11,725) that have not yet transitioned to CORRA, excluding financial instruments maturing by June 28, 2024, and including derivatives that are expected to automatically transition to CDOR upon its cessation.
2.A.iii Other Amended International Financial Reporting Standards Adopted in 2023
We adopted the following amendments to IFRS on January 1, 2023. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements:

In May 2021, the IASB issued amendments to IAS 12 Income Taxes ("IAS 12"). The amendments, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrow the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2 Making Materiality Judgments ("IFRS Practice Statement 2"). The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

In February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates.

In May 2023, the IASB issued amendments to IAS 12 to give temporary relief from accounting for deferred taxes arising from Pillar Two model rules, which the Organization for Economic Co-operation and Development ("OECD") published in December 2021. The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules and disclosure requirements for affected entities to help users better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date. Effective upon issuance, we have applied the mandatory temporary exception which is effective immediately.

On August 4, 2023, the Canadian Department of Finance released draft legislation to implement certain previously announced measures, including application rules for a 15% global minimum tax under OECD’s two-pillar plan, which will apply to Sun Life effective January 1, 2024, however the timing of the substantive enactment of these rules in most jurisdictions where Sun Life operates is uncertain. The Pillar Two rules are not expected to have a material impact on Sun Life’s consolidated financial statements when they become effective.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 33

2.A.iv Summary of Impact of the New and Amended International Financial Reporting Standards Adopted in 2023
Due to the adoption of IFRS 17 and IFRS 9, key financial items on our Consolidated Statements of Financial position were impacted as follows:

	As at January 1, 2022	IFRS 9 Adjustments(1)	IFRS 17 Adjustments	Other(2)	As at January 1, 2022 subsequent to transition
Invested assets	$181,261	$4,007	$—	$—	$185,268
Policy loans(3)	3,261	—	(3,261)	—	—
Reinsurance contract held assets and Insurance contract assets(4)	3,683	—	3,091	—	6,774
Other assets(3)	157,165	—	(1,156)	1,093	157,102
Total assets	$345,370	$4,007	$(1,326)	$1,093	$349,144
Insurance contract liabilities and Reinsurance contract held liabilities(5)	$147,811	$—	$3,595	$—	$151,406
Investment contract liabilities(6)	3,368	—	6,546	—	9,914
Other liabilities(3)	166,118	—	(412)	(88)	165,618
Total liabilities	$317,297	$—	$9,729	$(88)	$326,938
Total equity(7)	$28,073	$4,007	$(11,055)	$1,181	$22,206
Total liabilities and equity	$345,370	$4,007	$(1,326)	$1,093	$349,144

(1)     Primarily due to measurement impacts from IFRS 9 classification changes on Mortgages and loans of $4,025.
(2)    Due to tax impacts from IFRS 17 and IFRS 9 adoption.
(3)    Certain balances, such as Policy loans and amounts related to premiums, that were previously presented separately or included in Other assets and Other liabilities, are included in the assets or liabilities for Insurance contracts issued or Reinsurance contracts held balances under IFRS 17.
(4)    Increase primarily due to IFRS 17 remeasurement impacts and a requirement to present Insurance contract assets and Reinsurance contract held liabilities separately from Insurance contract liabilities and Reinsurance contract held assets.
(5)    Increase in Insurance contract liabilities and Reinsurance contract held liabilities balances is primarily due to IFRS 17 remeasurement impacts, partially offset by IFRS 17 reclassification impacts. Remeasurement impacts are primarily due to the establishment of CSM of $9.8 billion, the impact of discount rate changes under IFRS 17, and the release of certain reserves held under IFRS 4. Reclassification impacts are primarily offset in Policy loans and Investment contract liabilities.
(6)    Certain contracts previously included in Insurance contract liabilities under IFRS 4 are reclassified to Investment contract liabilities under IFRS 17.
(7)    Consists of a $4.4 billion reduction to Shareholders' equity and a $1.5 billion reduction to Equity in the participating account.
34 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Impact of applying the classification overlay on January 1, 2022
As permitted by IFRS 17 and IFRS 9, we have elected to apply the classification and measurement requirements of IFRS 9 to remeasure all financial assets held in comparative periods, including those that were derecognized during that period. The classification and measurement of these financial assets were based on our expected business model as at January 1, 2022. For financial assets in which the impairment requirements of IFRS 9 applies, we have elected to continue presenting the loss allowance that was determined in accordance with IAS 39.

The impact of applying the classification overlay on the classification and measurement of financial assets for the comparative years are presented below:

	Classification Category		IAS 39		IFRS 9
Financial instrument	IAS 39	IFRS 9	As at December 31, 2021	Impact of classification overlay	As at January 1, 2022
Assets impacted by the classification overlay:
Debt securities	AFS	FVTPL	$125	$—	$125	(1)
Debt securities	AFS	FVOCI	12,604	—	12,604
Debt securities	FVTPL	FVOCI	3,549	—	3,549	(2)
Equity securities	AFS	FVTPL	1,575	—	1,575	(3)
Mortgages and loans	Loans and receivables	FVTPL	47,772	4,015	51,787	(4)
Mortgages and loans	Loans and receivables	FVOCI	1,594	20	1,614	(5)
Mortgages and loans	Loans and receivables	Amortized cost	2,326	—	2,326	(6)
Other financial invested assets	AFS	FVTPL	781	—	781	(3)
Other financial invested assets (CLOs)	Loans and receivables	FVOCI	1,865	(10)	1,855	(7)
Assets not impacted by the classification overlay:
Derivative assets	FVTPL	FVTPL	1,583	—	1,583
Other financial invested assets	FVTPL	FVTPL	4,435	—	4,435
Cash, cash equivalents and short-term securities	FVTPL	FVTPL	12,278	—	12,278
Debt securities	FVTPL	FVTPL	72,449	—	72,449
Equity securities	FVTPL	FVTPL	7,538	—	7,538
Total			$170,474	$4,025	$174,499

(1)    Certain debt securities classified as AFS under IAS 39 are reclassified to FVTPL under IFRS 9, primarily because doing so can eliminate or significantly reduce an accounting mismatch.
(2)    Certain debt securities previously designated at FVTPL under IAS 39 are reclassified to FVOCI under IFRS 9 as they are managed within a business model of collecting contractual cash flows and selling the financial assets, and pass the SPPI test.
(3) Certain equity securities and other financial invested assets were classified as AFS under IAS 39 are reclassified to FVTPL under IFRS 9 and we have not elected to designate them at FVOCI.
(4)    Certain mortgages and loans classified as loans and receivables under IAS 39 are reclassified to FVTPL under IFRS 9, primarily because doing so can eliminate or significantly reduce an accounting mismatch. The carrying value of these mortgages and loans was adjusted to reflect their fair value with the difference recorded in retained earnings.
(5)    Certain mortgages and loans classified as loans and receivables under IAS 39 are reclassified to FVOCI under IFRS 9 as they are held within a business model of collecting contractual cash flows and selling the financial assets, and pass the SPPI test.
(6)    Certain mortgages and loans classified as loans and receivables under IAS 39 are reclassified to amortized cost under IFRS 9 as they are held within a business model of collecting contractual cash flows, and pass the SPPI test.
(7)    Under IAS 39, assets related to CLOs within other financial invested assets were classified as loans and receivables. These assets are managed within a business model of collecting contractual cash flows and selling the financial assets, and pass the SPPI test. Accordingly, we have reclassified these other financial invested assets from amortized cost to FVOCI under IFRS 9.

The classification overlay was applied as at January 1, 2022, with a post-tax impact of $2,873 to opening retained earnings and $(116) to AOCI. Equity in the participating account increased by a post-tax amount of $397. Our accounting policies for the classification of financial instruments under IFRS 9 are set out in Note 1. The application of those accounting policies resulted in the reclassifications presented in the table above.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 35

Impact of IFRS 9 adoption on January 1, 2023
Classification of financial assets and financial liabilities
The following table summarizes the classification and measurement impact of IFRS 9 as at January 1, 2023, including any reclassification and remeasurement changes from how assets were measured using the classification overlay. Reclassifications represent movements of the carrying amount of financial assets and financial liabilities whose classifications have changed as a result of IFRS 9. Remeasurement represents changes in the carrying amount of the financial assets and financial liabilities due to changes in their measurement.

		Reconciliation of carrying amount
Classification Category		IFRS 9(1)			IFRS 9
As at	IFRS 9(4)	December 31, 2022	Reclassification(2)	Remeasurement(3)	January 1, 2023
Financial assets with transition impact:
Debt securities	FVTPL	$302	$3,079	$—	$3,381
Debt securities	FVOCI	16,545	(2,285)	—	14,260
Debt securities	FVTPL	59,055	(794)	—	58,261
Equity securities	FVTPL	324	(70)	—	254
Equity securities	FVOCI	—	70	—	70
Mortgages and loans	FVTPL	47,208	150	—	47,358
Mortgages and loans	FVOCI	1,804	(150)	—	1,654
Mortgages and loans	Amortized cost	2,241	—	19	2,260
Other financial invested assets	FVTPL	996	—	—	996
Other financial invested assets (CLOs)(5)	FVTPL	2,880	—	—	2,880
Financial assets with no transition impact:
Derivative assets	FVTPL	2,095	—	—	2,095
Other financial invested assets	FVTPL	5,542	—	—	5,542
Cash, cash equivalents and short-term securities	FVTPL	11,219	—	—	11,219
Equity securities	FVTPL	6,824	—	—	6,824
Total financial assets		$157,035	$—	$19	$157,054

(1)    Amounts for the year ended December 31, 2022 were adjusted to reflect application of the classification overlay, the recognition of unfunded commitments on FVTPL fixed income assets and the impact of enhancements to our fair value methodology for private fixed income assets. The enhancements increased observability of inputs to the fair valuation of private fixed income assets and resulted in a decrease of $634 in the carrying value of our private fixed income assets as at December 31, 2022. The recognition of unfunded commitments resulted in a decrease of $98 in the carrying value of our mortgages and loans as at December 31, 2022.
(2)    Certain financial assets were reclassified between classification categories upon the adoption of IFRS 17 and IFRS 9 on January 1, 2023. The reclassifications were primarily driven by asset rebalancing between segments where level of sensitivity to interest rates resulted in the designation of certain fixed income assets at FVTPL or a reclassification from FVTPL to FVOCI.
(3)    We adopted impairment requirements under IFRS 9 on January 1, 2023. Remeasurement primarily reflects the difference between IAS 39 incurred loss allowance and IFRS 9 allowance for ECL that affect carrying value. Refer to the Impairment of financial assets table below for remaining adjustments that did not affect carrying value.
(4) The IAS 39 classification category for financial asset balances as at December 31, 2022 can be referenced in the table above describing the impact of the classification overlay.
(5)    The classification of Other financial invested assets related to CLOs as well as the corresponding liabilities were revised from FVOCI and Amortized cost, respectively, to FVTPL to reflect the business model used to manage the assets and liabilities related to CLOs. The impact of this change is not material.

Our financial liabilities were not significantly impacted by the adoption of IFRS 9 on January 1, 2023. Segregated fund contracts and supporting assets were also not significantly impacted by the adoption of IFRS 9 on January 1, 2023, as they maintained a FVTPL classification. The post-tax amounts recognized in opening retained earnings and AOCI on January 1, 2023, as a result of the adoption of
IFRS 9, were $(553) and $553, respectively.
Items previously designated at FVTPL
The following financial assets are classified under IFRS 9 as FVTPL by nature because the assets are managed on a fair value basis, or FVOCI because they are managed under a business model of HTC&S.

	IAS 39		IFRS 9
As at	December 31, 2022		January 1, 2023
	Previous measurement category	Carrying amount	Measurement category	Carrying amount
Financial assets:
Debt securities	FVTPL (designated)	$3,703	FVOCI	$4,497
Equity securities	FVTPL (designated)	$6,824	FVTPL	$6,824
Other financial invested assets	FVTPL (designated)	$5,542	FVTPL	$5,542
36 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Impairment of financial assets
The following table reconciles the loss allowance under IAS 39 as at December 31, 2022 with the allowance for ECL under IFRS 9 as at January 1, 2023.

	IAS 39 December 31, 2022	Remeasurement	IFRS 9 January 1, 2023
Debt securities at FVOCI under IFRS 9:
From AFS under IAS 39	$—	$15	$15
From FVTPL under IAS 39	—	17	17
Mortgages and loans at FVTPL under IFRS 9:
From loans and receivables under IAS 39	151	(151)	—
Mortgages and loans at FVOCI under IFRS 9:
From loans and receivables under IAS 39	33	1	34
Mortgages and loans at amortized cost under IFRS 9:
From loans and receivables under IAS 39	8	1	9
Total	$192	$(117)	$75
2.B New and Amended International Financial Reporting Standards to be Adopted in 2024
The following new and amended IFRS were issued by the IASB. We expect to adopt these in 2024:

In September 2022, the IASB issued amendments to IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments to IFRS 16 will be effective for annual reporting period beginning on or after January 1, 2024, with early application permitted. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 37

3. Acquisitions and Other
Dialogue Health Technologies
On October 3, 2023, we completed the acquisition of an additional 72% interest in Dialogue Health Technologies ("Dialogue"), as well as the ability to acquire the remaining interest in the future. Total consideration paid was cash of $272. With the existing 23% ownership, our total ownership interest increased to 95%. Dialogue is a Canadian-based health and wellness virtual care platform and will form a part of our Canada business segment.

The fair values of the identifiable assets and liabilities acquired were:

As at October 3, 2023
Intangible assets and Goodwill(1)	$355
Net assets	32
Liabilities(2)	(37)
Total identifiable net assets at fair value	350
Existing ownership interest	(78)
Total consideration	$272
(1)    Goodwill primarily reflects expected synergies and economies of scale with our existing business within Sun Life Health in Canada. Goodwill is not tax deductible.
(2) Liabilities comprise of deferred tax liability and other liability representing minority interest.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

Dialogue's management shareholders have the option to require us to purchase their shares ("other liability") commencing in 2029. We have a call option to acquire these remaining outstanding shares commencing in 2029. The fair value of the other liability was recognized in Other liabilities. Any changes to the carrying value of the other liability after the acquisition date will be recognized in the Consolidated Statement of Operations.

SLF of Canada UK Limited Disposition
On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK"). Effective April 3, 2023, we completed the sale of Sun Life UK to Phoenix Group Holdings plc. Sun Life UK manages life and pension policies as well as payout annuities blocks for UK Clients. Sun Life UK was closed to new sales and had operated as a run-off business since 2001. We retained our economic interest in the payout annuities business after the sale through a reinsurance treaty that is reported within our U.S. segment.

During the second quarter of 2023, a gain of $12 on the sale of the business was recognized in Total net income on the Consolidated Statements of Operations. The disposal is included within our Corporate business segment. Prior to the completion of the sale, we had recorded an impairment charge of $170 pertaining to goodwill that was written off during the third quarter of 2022.

The details of the disposition are summarized as follows:

As at April 3, 2023
Cash consideration	$418
Less: Net assets	(359)
Less: Foreign currency translation, transaction costs, and other adjustments	(47)
Total gain recognized in Total net income in current year	$12
38 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Advisors Asset Management Inc.
On February 1, 2023, we completed the acquisition of a 51% interest, on a fully diluted basis, in Advisors Asset Management Inc. ("AAM"), as well as the ability to acquire the remaining interest in the future. AAM is a leading independent U.S. retail distribution firm, and forms part of our Asset Management business segment. AAM will become the U.S. retail distribution arm of SLC Management. Consideration included $250 (US$188) in cash.

The fair values of the identifiable assets and liabilities acquired were:

As at February 1, 2023
Intangible assets and Goodwill	$519
Net assets	44
Deferred tax liability	(100)
Total identifiable net assets at fair value	463
Non-controlling interests(1)	(213)
Total consideration	$250

(1)    We have elected to measure NCI at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

AAM minority shareholders also have the option to require us to purchase their shares ("put option") in 2028. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2028. The fair value of the put option liability was recognized in Other financial liabilities and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders was recorded as a reduction to Retained earnings. Any changes to the carrying value of the financial liability after the acquisition date will be recognized in the Consolidated Statements of Operations.

As at February 1, 2023	Share purchase	Put option adjustments	Total
Cash consideration	$(250)	$—	$(250)
Intangible assets and Goodwill(1)	519	—	519
Net assets	44	—	44
Total assets	$313	$—	$313
Deferred tax liability	$(100)	$—	$(100)
Other financial liabilities — put option	—	(369)	(369)
Total liabilities	$(100)	$(369)	$(469)
Non-controlling interests	$(213)	$213	$—
Retained earnings	—	156	156
Total equity	$(213)	$369	$156

(1)    Goodwill primarily reflects non-contractual customer relationships, including synergies from the combination of AAM with our existing investment management relationships within our Asset Management segment. Goodwill is not tax deductible.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 39

DentaQuest
On June 1, 2022, we acquired DentaQuest, the second-largest provider of dental benefits in the U.S. by membership, for $3,267 (US$2,584). Total consideration for the 100% acquisition of DentaQuest was paid with cash of $3,267, and primarily comprised of goodwill and intangibles, including contractual relationships, software, and brand. DentaQuest is reported in the Dental CGU of our U.S. business segment. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits, with an increasing focus on health.

The fair values of the identifiable assets and liabilities acquired were:

As at June 1, 2022
Intangible assets	$1,074
Net assets	255
Deferred tax liabilities	(189)
Total identifiable net assets at fair value	1,140
Goodwill arising on acquisition(1)	2,127
Total consideration	$3,267

(1)    Goodwill primarily reflects expected synergies from the combination of DentaQuest and our existing Dental and Vision business within the U.S. Group Benefits business, as well as the future growth potential of the DentaQuest business. Goodwill is not tax deductible.

The fair value of the identifiable assets and liabilities were subject to refinement and have been adjusted.
Other
On January 20, 2023, we announced our entry into a 15-year exclusive bancassurance partnership with Dah Sing Bank, Limited. This is our first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of insurance advisors. Effective July 1, 2023, we commenced the partnership. We will pay an amount of approximately $260 for this exclusive arrangement, with ongoing variable payments to Dah Sing Bank, Limited based on the success of the partnership.

Effective February 1, 2023, we completed the sale of our sponsored markets business to Canadian Premier Life Insurance Company (re-branded to Securian Canada). Our sponsored markets business includes a variety of association & affinity, and group creditor clients. We disposed of assets of approximately $638 and liabilities of approximately $638. Total consideration received consisted of cash consideration of $98 and contingent consideration of $25. During the first quarter of 2023, we recorded a pre-tax gain on the sale of the business of $102 in Other income on the Consolidated Statements of Operations. The gain on the sale of the business net of goodwill disposed, transaction costs and taxes is $65.

On April 5, 2022, we announced a deepening of our existing bancassurance partnership with PT Bank CIMB Niaga Tbk ("CIMB Niaga") in Indonesia. Under the new agreement, which will be effective in January 2025, we will be the provider of insurance solutions to CIMB Niaga customers across all distribution channels for a term of 15 years, further accelerating our long-term strategy of growing our distribution capacity in the region. The agreement also extends our existing relationship with CIMB Niaga by a term of six years up to 2039. An initial payment of $508 was made on June 30, 2022. $18 of the initial payment related to the existing bancassurance partnership was capitalized as an intangible asset. The remaining $490 will initially be recognized as a prepayment and capitalized as an intangible asset once the agreement becomes effective in 2025. Amortization of this intangible asset will begin in 2025.

4. Segmented Information
We have five reportable business segments: Canada, U.S., Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS and SLC Management business units. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital and other items not allocated to our other business groups. Effective the second quarter of 2023, we completed the sale of our UK Business unit. We have retained our economic interest in the annuity business via a reinsurance arrangement that will be reported under the U.S. reportable segment on a prospective basis.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm's-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.
40 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

For the years ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
December 31, 2023
Insurance revenue:
Annuities	$1,916	$222	$—	$22	$98	$—	$2,258
Life insurance	2,165	1,999	—	1,210	(18)	—	5,356
Health insurance	4,084	9,500	—	153	5	—	13,742
Total Insurance revenue	8,165	11,721	—	1,385	85	—	21,356
Net investment income (loss)	7,514	1,321	187	2,347	312	(95)	11,586
Fee income	1,483	458	5,953	300	141	(503)	7,832
Total revenue(1)	17,162	13,500	6,140	4,032	538	(598)	40,774
Expenses:
Insurance service expenses	6,855	10,522	—	972	101	—	18,450
Reinsurance contract held net (income) expenses	164	(100)	—	7	(2)	—	69
Insurance finance (income) expenses from insurance contracts issued	6,415	1,250	—	1,897	113	—	9,675
Reinsurance finance (income) expenses	2	(57)	—	(4)	—	—	(59)
(Decrease) increase in investment contract liabilities	326	—	—	5	—	—	331
Other income	(102)	—	—	—	(67)	—	(169)
Interest expenses	160	107	158	74	149	(96)	552
Operating expenses and commissions	1,751	1,031	4,480	489	746	(502)	7,995
Total expenses(1)	15,571	12,753	4,638	3,440	1,040	(598)	36,844
Income (loss) before income taxes	1,591	747	1,502	592	(502)	—	3,930
Less: Income tax expense (benefit)	275	148	309	(10)	(261)	—	461
Total net income (loss)	1,316	599	1,193	602	(241)	—	3,469
Less:
Net income (loss) allocated to the participating account	64	23	—	91	—	—	178
Net income (loss) attributable to non-controlling interests	—	—	126	—	—	—	126
Shareholders' net income (loss)	$1,252	$576	$1,067	$511	$(241)	$—	$3,165
December 31, 2022
(restated, see Note 2)
Insurance revenue:
Annuities	$1,833	$—	$—	$29	$382	$—	$2,244
Life insurance	2,125	1,811	—	1,212	72	—	5,220
Health insurance	4,153	7,193	—	82	10	—	11,438
Total Insurance revenue	8,111	9,004	—	1,323	464	—	18,902
Net investment income (loss)	(10,698)	(3,840)	37	(4,739)	(1,246)	(94)	(20,580)
Fee income	1,395	307	5,736	340	104	(435)	7,447
Total revenue(1)	(1,192)	5,471	5,773	(3,076)	(678)	(529)	5,769
Expenses:
Insurance service expenses	6,920	8,200	—	993	343	—	16,456
Reinsurance contract held net (income) expenses	262	(91)	—	(25)	7	—	153
Insurance finance (income) expenses from insurance contracts issued	(11,752)	(4,744)	—	(4,813)	(1,286)	—	(22,595)
Reinsurance finance (income) expenses	(97)	538	—	(3)	2	—	440
(Decrease) increase in investment contract liabilities	160	—	—	(8)	—	—	152
Interest expenses	201	73	96	65	95	(85)	445
Operating expenses and commissions	1,512	795	4,126	451	652	(444)	7,092
Total expenses(1)	(2,794)	4,771	4,222	(3,340)	(187)	(529)	2,143
Income (loss) before income taxes	1,602	700	1,551	264	(491)	—	3,626
Less: Income tax expense (benefit)	335	141	347	24	(301)	—	546
Total net income (loss)	1,267	559	1,204	240	(190)	—	3,080
Less:
Net income (loss) allocated to the participating account	26	27	—	30	—	—	83
Net income (loss) attributable to non-controlling interests	—	—	56	—	—	—	56
Shareholders' net income (loss)	$1,241	$532	$1,148	$210	$(190)	$—	$2,941

(1)    Total revenue and total expenses exclude Investment result for insurance contracts for account of segregated fund holders.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 41

Assets and liabilities by segment are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2023
Total general fund assets	$114,838	$34,820	$9,979	$37,405	$8,804	$(1,057)	$204,789
Investments for account of segregated fund holders	$120,963	$414	$—	$7,075	$—	$—	$128,452
Total general fund liabilities	$107,629	$28,860	$7,434	$31,866	$5,857	$(1,057)	$180,589
As at December 31, 2022
(restated, see Note 2)
Total general fund assets	$107,407	$30,717	$11,576	$35,798	$13,135	$(317)	$198,316
Investments for account of segregated fund holders	$109,058	$421	$—	$7,111	$8,702	$—	$125,292
Total general fund liabilities	$99,632	$24,464	$9,477	$30,441	$11,732	$(317)	$175,429

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our Asset Management and Corporate segments.

The following table shows revenue by country for Asset Management and Corporate:

	Asset Management		Corporate
For the years ended December 31,	2023	2022	2023	2022
		(restated, see Note 2)		(restated, see Note 2)
Revenue:
United States	$5,438	$5,136	$92	$31
United Kingdom	262	288	259	(800)
Canada	327	304	57	(10)
Other countries	113	45	130	101
Total revenue	$6,140	$5,773	$538	$(678)

The following table shows total assets by country for Asset Management and Corporate:

	Asset Management		Corporate
As at December 31,	2023	2022	2023	2022
		(restated, see Note 2)		(restated, see Note 2)
Total general fund assets:
United States	$8,118	$9,822	$4,973	$1,644
United Kingdom	935	940	—	4,722
Canada	658	566	3,643	6,592
Other countries	268	248	188	177
Total general fund assets	$9,979	$11,576	$8,804	$13,135
Investment for account of segregated fund holders:
United Kingdom	$—	$—	$—	$8,702
Total investment for account of segregated fund holders	$—	$—	$—	$8,702

42 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

5. Total Invested Assets and Related Net Investment Income
5.A Fair Value of Financial Instruments
5.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities
The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	December 31, 2023		December 31, 2022
			(restated, see Note 2)
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash, cash equivalents and short-term securities – FVTPL	$13,173	$13,173	$11,219	$11,219
Debt securities – FVTPL(1)	61,180	61,180	59,357	59,357
Debt securities – FVOCI	14,313	14,313	16,545	16,545
Equity securities – FVTPL	7,070	7,070	7,148	7,148
Equity securities – FVOCI	68	68
Mortgages and loans – FVTPL(2)	50,552	50,552	47,208	47,208
Mortgages and loans – FVOCI	1,948	1,948	1,804	1,804
Mortgages and loans – Amortized cost(3)	2,100	2,006	2,241	2,106
Derivative assets – FVTPL	2,183	2,183	2,095	2,095
Other financial invested assets (excluding CLOs) – FVTPL(4)	6,883	6,883	6,538	6,538
Other financial invested assets (CLOs) – FVTPL(7)	3,478	3,478	2,880	2,880
Total(5)	$162,948	$162,854	$157,035	$156,900
Financial liabilities
Investment contract liabilities – Amortized cost	$11,672	$11,672	$10,728	$10,728
Obligations for securities borrowing – FVTPL	223	223	73	73
Derivative liabilities – FVTPL	1,311	1,311	2,351	2,351
Other financial liabilities – Amortized cost(6)	2,449	2,348	1,996	1,852
Other financial liabilities (CLOs) – FVTPL(7)	3,247	3,247	2,816	2,688
Total(8)	$18,902	$18,801	$17,964	$17,692

(1)    Includes primarily debt securities that are designated at FVTPL.
(2)    Includes primarily mortgages and loans that are designated at FVTPL.
(3)    Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.iii. As at December 31, 2023, $1,994 and $12 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2022 — $2,105 and $1, respectively).
(4)    Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
(5)    Invested assets on our Consolidated Statements of Financial Position of $174,328 (December 31, 2022 — $168,789) includes Total financial assets in this table, Investment properties of $9,723 (December 31, 2022 — $10,102), and Other non-financial invested assets of $1,657 (December 31, 2022 — $1,652). Other non-financial invested assets consists of investment in associates, subsidiaries and joint ventures which are not consolidated.
(6)    Amount reflects the obligations to purchase outstanding shares of certain SLC Management subsidiaries.
(7)    See below for details on CLOs.
(8)    Total financial liabilities excluding Senior debentures (Note 12) and Subordinated debt (Note 13).
Collateralized Loan Obligations Structure
Crescent, a subsidiary within our Asset Management business segment, issues and manages CLOs. Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle, the senior secured loans, are included in Other financial invested assets and the associated liabilities, the senior and subordinated notes issued to third parties, are included in Other liabilities in our Consolidated Statements of Financial Position.

As at December 31, 2023, the carrying value of the assets related to CLOs are $3,478 (December 31, 2022 — $2,880), which consists of cash and accounts receivable of $251 (December 31, 2022 — $292) and loans of $3,227 (December 31, 2022 — $2,588). These underlying loans are mainly below investment grade.

As at December 31, 2023, the carrying value of the liabilities related to CLOs are $3,247 (December 31, 2022 — $2,816). Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $192 (December 31, 2022 — $159) in the most subordinated tranche. The net realized and unrealized loss incurred to date is $43.
5.A.ii Non-Financial Invested Assets
Non-financial invested assets consist of investment properties, investment in associates, subsidiaries and joint ventures which are not consolidated. As at December 31, 2023, the carrying value and fair value of investment properties was $9,723 (December 31, 2022 — $10,102) and $9,723 (December 31, 2022 — $10,102), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,657 as at December 31, 2023 (December 31, 2022 — $1,652).
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 43

5.A.iii Fair Value Methodologies and Assumptions
The specific inputs and valuation techniques used to determine the fair value of our invested assets and financial liabilities are noted below:
Cash, cash equivalents and short-term securities
Cash equivalents are highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash equivalents comprise financial assets with maturities of three months or less from the date of acquisition. Short-term securities comprise financial assets with maturities of greater than three months and less than one year when acquired. Cash, cash equivalents and short-term securities are classified as held for trading for the purpose of meeting short-term cash requirements and accounted for at FVTPL due to their short-term nature or because they are frequently repriced to current market rates.
Government and corporate debt securities
The fair value of government and corporate debt securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include a discounted cash flow method, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.
Asset-backed securities
The fair value of asset-backed securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In limited circumstances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.
Equity securities
The fair value of equity securities is determined using unadjusted quoted prices in active markets for identical securities or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include a discounted cash flow method and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.
Mortgages and loans
The fair value of mortgages and loans is determined by discounting the expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current internal lending activities or loan issuances. Beginning in the fourth quarter of 2022, valuation inputs also include external lending activities or loan issuances from both public and private markets, enhancing the market observability of inputs. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features.
Derivative financial instruments
The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using unadjusted quoted prices in active markets, where available, while the fair value of over-the-counter ("OTC") derivatives is determined using pricing models, such as a discounted cash flow method or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.
Other financial invested assets
The fair value of other financial invested assets consists primarily of limited partnership investments which is based on net asset value ("NAV") provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the limited partnership investments.
Investment properties
The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.
44 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Investments for account of segregated fund holders
The fair value of investments for account of segregated fund holders is determined using unadjusted quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.
Investment contract liabilities
The fair value of investment contracts is measured through the use of prospective discounted cash flow method. For unit-linked contracts, the fair value is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value is equal to the present value of contractual cash flow. The fair value of the investment contract liabilities approximate their carrying values due to the nature of the contracts.
Obligations for securities borrowing
The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.
Other financial liabilities
The fair value of other financial liabilities is determined using the discounted contractual cash flow methodology at the incremental borrowing rate or the effective interest rate, where available. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization ("EBITDA") for the preceding years before the options’ exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).
Collateralized loan obligations
The fair value of underlying assets within our CLOs is determined primarily using observable market inputs, such as quoted prices for similar assets in active markets and other observable market data.

The fair value of underlying liabilities within our CLOs is determined by discounting expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, maturity characteristics, and structural credit protections. The valuation technique maximizes the use of observable inputs that incorporates comparable securities’ prices and other market intelligence.
5.A.iv Fair Value Hierarchy
We categorize our assets and liabilities carried at fair value based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value based on the unadjusted quoted prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, the present value of cash flows or other valuation methods. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, repurchase agreements, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain asset-backed securities, certain other financial invested assets, investment properties, and certain segregated and mutual fund units held for account of segregated fund holders.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 45

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2023				December 31, 2022
					(restated, see Note 2)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities – FVTPL	$12,316	$857	$—	$13,173	$10,622	$597	$—	$11,219
Debt securities – FVTPL	564	60,214	402	61,180	650	58,313	394	59,357
Debt securities – FVOCI	651	13,475	187	14,313	772	15,721	52	16,545
Equity securities – FVTPL	4,220	2,737	113	7,070	4,133	2,844	171	7,148
Equity securities – FVOCI	—	—	68	68
Mortgages and loans – FVTPL(1)	—	48,496	2,056	50,552	—	45,154	2,054	47,208
Mortgages and loans – FVOCI(1)	—	1,948	—	1,948	—	1,788	16	1,804
Derivative assets – FVTPL	23	2,160	—	2,183	37	2,058	—	2,095
Other financial invested assets (excluding CLOs) – FVTPL(2)	608	201	6,074	6,883	789	194	5,555	6,538
Other financial invested assets (CLOs) – FVTPL(3)	—	3,478	—	3,478	—	2,880	—	2,880
Investment properties – FVTPL	—	—	9,723	9,723	—	—	10,102	10,102
Total invested assets measured at fair value	$18,382	$133,566	$18,623	$170,571	$17,003	$129,549	$18,344	$164,896
Investments for account of segregated fund holders – FVTPL	16,614	111,497	341	128,452	23,933	100,728	631	125,292
Total assets measured at fair value	$34,996	$245,063	$18,964	$299,023	$40,936	$230,277	$18,975	$290,188
Liabilities
Obligations for securities borrowing – FVTPL	$3	$220	$—	$223	$—	$73	$—	$73
Derivative liabilities – FVTPL	10	1,301	—	1,311	10	2,341	—	2,351
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	109,411	109,411	—	—	102,153	102,153
Other financial liabilities (CLOs) – FVTPL(3)	—	3,247	—	3,247	—	2,688	—	2,688
Total liabilities measured at fair value	$13	$4,768	$109,411	$114,192	$10	$5,102	$102,153	$107,265

(1)    Mortgages and loans were classified as amortized cost under IAS 39 for the year ended December 31, 2021. On application of the classification overlay on January 1, 2022, mortgages and loans are measured at FVTPL or FVOCI. During the fourth quarter of 2022, we had a change to our fair value methodology for mortgages and loans that constitutes a change in estimate as at December 31, 2022. Levelling changed from Level 3 to Level 2 as a result of applying fair value enhancements in valuing mortgages and loans supporting insurance liabilities. See Mortgages and loans section above for further details.
(2)    Other financial invested assets (excluding CLOs) – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
(3)    For details on CLOs, refer to Note 5.A.i.

Debt securities at FVTPL consist of the following:

As at	December 31, 2023				December 31, 2022
					(restated, see Note 2)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$5,147	$14	$5,161	$—	$3,684	$12	$3,696
Canadian provincial and municipal government	—	13,694	—	13,694	—	12,612	—	12,612
U.S. government and agency	564	148	—	712	650	109	—	759
Other foreign government	—	3,329	—	3,329	—	3,755	—	3,755
Corporate	—	31,809	340	32,149	—	32,566	296	32,862
Asset-backed securities:
Commercial mortgage-backed securities	—	2,029	5	2,034	—	1,856	56	1,912
Residential mortgage-backed securities	—	2,335	—	2,335	—	2,323	—	2,323
Collateralized debt obligations	—	188	—	188	—	189	—	189
Other	—	1,535	43	1,578	—	1,219	30	1,249
Total debt securities at FVTPL	$564	$60,214	$402	$61,180	$650	$58,313	$394	$59,357

46 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Debt securities at FVOCI consist of the following:

As at	December 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$849	$—	$849	$—	$1,915	$—	$1,915
Canadian provincial and municipal government	—	557	—	557	—	1,053	—	1,053
U.S. government and agency	651	7	—	658	772	6	—	778
Other foreign government	—	462	11	473	—	858	11	869
Corporate	—	7,905	75	7,980	—	8,415	33	8,448
Asset-backed securities:
Commercial mortgage-backed securities	—	1,017	—	1,017	—	965	—	965
Residential mortgage-backed securities	—	944	—	944	—	722	—	722
Collateralized debt obligations	—	767	13	780	—	857	—	857
Other	—	967	88	1,055	—	930	8	938
Total debt securities at FVOCI	$651	$13,475	$187	$14,313	$772	$15,721	$52	$16,545

Mortgages and loans at FVTPL consist of the following:

As at	December 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$2,524	$12	$2,536	$—	$2,764	$15	$2,779
Office	—	2,717	—	2,717	—	2,958	—	2,958
Multi-family residential	—	2,986	—	2,986	—	2,915	—	2,915
Industrial	—	2,804	—	2,804	—	2,482	—	2,482
Other	—	1,017	—	1,017	—	818	—	818
Corporate loans	—	36,448	2,044	38,492	—	33,217	2,039	35,256
Total mortgages and loans at FVTPL	$—	$48,496	$2,056	$50,552	$—	$45,154	$2,054	$47,208

Mortgages and loans at FVOCI consist of the following:

As at	December 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$22	$—	$22	$—	$40	$—	$40
Office	—	37	—	37	—	51	—	51
Multi-family residential	—	83	—	83	—	197	—	197
Industrial	—	149	—	149	—	178	—	178
Other	—	—	—	—	—	62	—	62
Corporate loans	—	1,657	—	1,657	—	1,260	16	1,276
Total mortgages and loans at FVOCI	$—	$1,948	$—	$1,948	$—	$1,788	$16	$1,804
There were no significant transfers between Level 1 and Level 2 for the years ended December 31, 2023 and December 31, 2022.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 47

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the years ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity Securities at FVOCI	Mortgages & loans at FVTPL	Mortgages & loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value		Investments for account of segregated fund holders	Total assets measured at fair value
December 31, 2023
Beginning balance	$394	$52	$101	$70	$2,054	$16	$5,555	$10,102		$18,344	$631	$18,975
Included in net income(1)(2)(3)	9	—	13	—	119	(8)	(169)	(520)		(556)	(15)	(571)
Included in OCI(2)	—	3	—	—	—	1	—	—		4	—	4
Purchases / Issuances	211	153	18	—	293	8	984	391		2,058	173	2,231
Sales / Payments	(8)	(6)	(19)	(1)	(75)	(17)	(261)	(220)		(607)	(444)	(1,051)
Settlements	(6)	(6)	—	—	(7)	—	—	—		(19)	(1)	(20)
Transfers into Level 3(4)	8	—	—	—	382	—	—	—		390	—	390
Transfers (out) of Level 3(4)	(200)	(8)	—	—	(710)	—	—	—		(918)	—	(918)
Foreign currency translation(5)	(6)	(1)	—	(1)	—	—	(35)	(30)		(73)	(3)	(76)
Ending balance	$402	$187	$113	$68	$2,056	$—	$6,074	$9,723		$18,623	$341	$18,964
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$5	$—	$9	$—	$112	$(8)	$(170)	$(522)		$(574)	$(18)	$(592)
December 31, 2022
(restated, see Note 2)
Beginning balance	$152	$53	$170		$12,251	$17	$3,650	$9,109		$25,402	$611	$26,013
Included in net income(1)(2)(3)	(23)	1	5		(3,086)	(15)	334	625		(2,159)	(32)	(2,191)
Included in OCI(2)	—	(12)	—		—	—	—	—		(12)	—	(12)
Purchases / Issuances	310	86	7		1,782	—	1,843	664		4,692	78	4,770
Sales / Payments	—	(2)	(16)		(506)	—	(313)	(430)		(1,267)	(6)	(1,273)
Settlements	(1)	—	—		—	—	(47)	—		(48)	(1)	(49)
Transfers into Level 3(4)	—	—	—		25	14	—	—		39	—	39
Transfers (out) of Level 3(4)(6)	(49)	(74)	—		(8,572)	—	—	—		(8,695)	—	(8,695)
Foreign currency translation(5)	5	—	5		160	—	88	134		392	(19)	373
Ending balance	$394	$52	$171		$2,054	$16	$5,555	$10,102	$—	$18,344	$631	$18,975
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$(23)	$—	$—		$(3,089)	$(15)	$295	$612		$(2,220)	$(20)	$(2,240)

(1)    Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
(2)    Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $(486) for the year ended December 31, 2023, (December 31, 2022 — $667), net of amortization of leasing commissions and tenant inducements of $34 for the year ended December 31, 2023, (December 31, 2022 — $42). As at December 31, 2023, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(6)    Mortgages and loans were classified as amortized cost under IAS 39 for the year ended December 31, 2021. On application of the classification overlay on January 1, 2022, mortgages and loans are measured at FVTPL or FVOCI. During the fourth quarter of 2022, we had a change to our fair value methodology for mortgages and loans that constitutes a change in estimate as at December 31, 2022. Levelling changed from Level 3 to Level 2 as a result of applying fair value enhancements in valuing mortgages and loans supporting insurance liabilities. See Mortgages and loans section above for further details.
48 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Unobservable Inputs and Sensitivity for Level 3 Assets
Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Mortgages and loans, Debt securities and Other invested assets (financial and non-financial).

The fair value of Investment properties is determined by using the discounted cash flow methodology as described in Note 5.A.iii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2023 include the following:
•Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions, net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $76.00 for retail and office properties and from $3.00 to $23.00 for industrial properties.
•Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The rental growth rate (per annum) ranges from 0.00% to 3.00%, however the one- to two-year short-term rent curve is either below or above this range for select properties.
•Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2.00% to 10.00%.
•Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 5.50% to 10.00%.
•Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.00% to 8.50%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Mortgages and loans, categorized in Level 3, are included in Mortgages and loans – FVTPL and Mortgages and loans – FVOCI in the
Level 3 roll forward table, and Mortgages and loans – Amortized cost in Note 5.A.i. The fair value of these mortgages and loans is determined by using the discounted cash flow methodology. The key unobservable inputs used in the valuation of mortgages and loans as at December 31, 2023 include credit spreads and liquidity adjustments. The credit spread is the difference between the instrument yield and the benchmark yield. The benchmark yield is determined by matching each asset by geography, sector, rating and maturity to a matrix comprised of spreads of publicly available corporate bonds. In some cases, a liquidity premium or discount may be applied if recent private spreads differ from public spreads. The credit spreads range from 0.50% to 4.50%. The liquidity adjustments range from a discount of 1.00% to a premium of 2.00%. Changes in the fair value of mortgages and loans are negatively correlated with changes in credit spread and liquidity adjustments.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – FVOCI in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. A decrease (increase) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other financial invested assets categorized in Level 3, which are included in Other financial invested assets – FVTPL and Other financial invested assets – FVOCI in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments is based on NAV provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.
Valuation Process for Level 3 Assets
Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities (including asset-backed securities), Mortgages and loans and limited partnership investments included in Other financial invested assets. Our valuation processes for these assets are as follows:

The fair value of investment properties are based on the results of appraisals performed annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the UK. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of investment properties for overall reasonability.

The fair value of mortgages and loans is based on an internal discounted cash flow model, subject to detailed review and validation to ensure overall reasonability.

The fair value of debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 49

The fair value of limited partnership investments, included in Other financial invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

Investment contracts for account of segregated funds can be surrendered and units in the segregated funds can be redeemed by the holder at any time. Accordingly, the fair values of investment contract liability and the liability for investment contracts for account of segregated fund holders are not less than the amount payable on demand. Their fair values are based on the fair value of the underlying items less any accrued fees and surrender charges and approximate their carrying values.
5.B Net Investment Income (Loss)

For the year ended December 31, 2023	Financial Instruments at Amortized Cost	Financial Instruments at FVOCI	Financial Instruments at FVTPL	Total
Interest income (expense):
Cash, cash equivalents and short-term investments			$473	$473
Debt securities		563	2,663	3,226
Mortgages and loans	74	103	2,503	2,680
Derivative investments			69	69
Other financial invested assets		1	247	248
Other financial liabilities	(154)		(217)	(371)
Total interest income (expense)	(80)	667	5,738	6,325
Dividend & other investment income:
Equity securities		—	212	212
Other financial invested assets		—	226	226
Total dividend & other investment income		—	438	438
Net realized and unrealized gains (losses):
Cash, cash equivalents and short-term investments			—	—
Debt securities		463	2,555	3,018
Equity securities		(1)	397	396
Mortgages and loans		40	1,573	1,613
Derivative investments			933	933
Other financial invested assets		160	(249)	(89)
Other financial liabilities			25	25
Total net realized and unrealized gains (losses)		662	5,234	5,896
Provision for credit losses	(2)	(12)	—	(14)
Net investment income (loss) from financial instruments	$(82)	$1,317	$11,410	$12,645
Net Investment income (loss) from non-financial instruments:
Investment properties rental income				$649
Investment properties expenses				(270)
Investment expenses and taxes				(283)
Fair value changes on investment properties				(486)
Other investment income (loss)				49
Foreign exchange gains (losses)				(126)
Net investment income (loss) from non-financial instruments				$(467)
Total Net investment income (loss)				$12,178
Net investment income (loss) recognized in income				$11,586
Net investment income (loss) recognized in OCI				$592
50 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

5.B.i Interest and Other Investment Income
Interest and other investment income presented in our Consolidated Statements of Operations consist of the following:

For the year ended December 31, 2022
(restated, see Note 2)
Interest income:
Cash, cash equivalents and short-term securities	$166
Debt securities – FVTPL	2,596
Debt securities – FVOCI	341
Mortgages and loans	2,234
Derivative investments	115
Total interest income	5,452
Equity securities	244
Investment properties rental income(1)	593
Investment properties expenses	(248)
Other income	218
Investment expenses and taxes	(257)
Total interest and other investment income	$6,002

(1)    Includes operating lease rental income from investment properties.
5.B.ii Fair Value and Foreign Currency Changes on Assets and Liabilities
Fair value and foreign currency changes on assets and liabilities presented in our Consolidated Statements of Operations consist of the following:

For the year ended December 31, 2022
(restated, see Note 2)
Fair value change:
Cash, cash equivalents and short-term securities	$4
Debt securities	(15,846)
Equity securities	(1,167)
Mortgages and loans	(8,909)
Derivative investments	(2,148)
Other financial invested assets	129
Other liabilities – obligations for securities borrowing	15
Total change in fair value of assets and liabilities recognized in income	(27,922)
Fair value changes on investment properties	667
Foreign exchange gains (losses)(1)	573
Realized gains (losses) on property and equipment(2)	100
Fair value and foreign currency changes on assets and liabilities(3)	$(26,582)

(1)    Primarily arises from the translation of foreign currency denominated FVOCI monetary assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.
(2)    In June 2022, we sold and leased back our Wellesley office in the U.S. The transaction qualified as a sale and operating lease and as a result, we recognized a pre-tax gain of $100 for the year ended December 31, 2022.
(3)    Net investment income (loss) on our Consolidated Statements of Operations of $(20,580) for the year ended December 31, 2022 includes Fair value and foreign currency changes on assets and liabilities in this table of $(26,582) and Total interest and other investment income of $6,002.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 51

5.C Explanation of Investment Result
Net investment result excluding result for account of segregated fund holders consists of the following:

For the year ended December 31, 2023	Insurance contracts Issued	Reinsurance contracts held	Total insurance	Non-insurance (all other)	Total
Net investment income (loss):
Net investment income (loss) recognized in net income			$10,211	$1,375	$11,586
Net investment income (loss) recognized in OCI			171	421	592
Total net investment income (loss)			10,382	1,796	12,178
Total insurance finance income (expenses) recognized in net income:
Effect of time value of money (Interest on carrying value) including interest on policy loans and interest on amounts on deposit	(4,484)	156	(4,328)		(4,328)
Impact of change in discount rate on fulfilment cash flows excluding where measured at locked-in rates and effect of changes in financial risk	(1,985)	(91)	(2,076)		(2,076)
Application of risk mitigation option(1)	104	—	104		104
Changes in fair value of underlying items for contracts with direct participation features (excluding segregated funds)(2)	(3,425)	—	(3,425)		(3,425)
Foreign exchange gains (losses)	(22)	(1)	(23)		(23)
Other	137	(5)	132		132
Total insurance finance income (expenses) recognized in income	(9,675)	59	(9,616)		(9,616)
Decrease (increase) in investment contract liabilities				(331)	(331)
Net investment result			$766	$1,465	$2,231
Net investment result recognized in net income			$595	$1,044	$1,639
Net investment result recognized in OCI			$171	$421	$592

For the year ended December 31, 2022	Insurance contracts Issued	Reinsurance contracts held	Total insurance	Non-insurance (all other)	Total
Net investment income (loss) (restated, see Note 2):
Net investment income (loss) recognized in net income			$(21,118)	$538	$(20,580)
Net investment income (loss) recognized in OCI			(481)	(1,449)	(1,930)
Total net investment income (loss) (restated, see Note 2)			(21,599)	(911)	(22,510)
Total insurance finance income (expenses) recognized in net income:
Effect of time value of money (Interest on carrying value) including interest on policy loans and interest on amounts on deposit	(2,205)	13	(2,192)		(2,192)
Impact of change in discount rate on fulfilment cash flows excluding where measured at locked-in rates and effect of changes in financial risk	18,618	(455)	18,163		18,163
Application of risk mitigation option(1)	688	—	688		688
Changes in fair value of underlying items for contracts with direct participation features (excluding segregated funds)(2)	5,487	—	5,487		5,487
Foreign exchange gains (losses)	(2)	7	5		5
Other	9	(5)	4		4
Total insurance finance income (expenses) recognized in income	22,595	(440)	22,155		22,155
Decrease (increase) in investment contract liabilities				(152)	(152)
Net investment result			$556	$(1,063)	$(507)
Net investment result recognized in net income			$1,037	$386	$1,423
Net investment result recognized in OCI			$(481)	$(1,449)	$(1,930)

(1)    Changes in our share of the fair value of underlying items and FCF arising from changes in the effect of financial risk that are mitigated by the use of derivatives and non derivative financial instruments are recognized in income rather than adjusting the CSM. These amounts are offset by changes in the fair value of the derivatives and non-derivative financial instruments included in Investment income. The amount above would have resulted in an adjustment to the CSM if it was recorded to the CSM.
(2)    These amounts are offset by changes in fair value of the underlying items included in Net investment income (loss).
52 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

5.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2023	2022
Cash	$2,001	$3,068
Cash equivalents	9,169	6,310
Short-term securities	2,003	1,841
Cash, cash equivalents and short-term securities	13,173	11,219
Less: Bank overdraft, recorded in Other liabilities	—	6
Net cash, cash equivalents and short-term securities	$13,173	$11,213
5.E Derivative Financial Instruments and Hedging Activities
We apply hedge accounting to minimize volatility in income and equity caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. Derivatives used in hedging relationships are recorded in Derivative assets or Derivative liabilities on the Consolidated Statements of Financial Position.
5.E.i Derivatives Held for Risk Management
We use other derivatives, not designated in a qualifying hedging relationship ("Derivatives investments"), to manage exposure to foreign currency, interest rate, and equity market. The instruments used include principally interest rate swaps, cross-currency swaps, forward contracts, interest rate futures, interest rate options, credit and swaps and equity swaps.

The following table describes the fair value of derivatives held for risk management purposes by type of risk exposure.

As at December 31,	2023		2022
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts:
Designated in fair value hedges	$—	$—	$—	$—
Designed in cash flow hedges	—	—	—	—
Derivative investments	418	(667)	704	(1,138)
Total interest rate derivatives	$418	$(667)	$704	$(1,138)
Foreign exchange contracts:
Designated in fair value hedges	$—	$—	$—	$(1)
Designed in cash flow hedges	2	(19)	9	(20)
Derivative investments	1,674	(614)	1,291	(1,182)
Total foreign exchange derivatives	$1,676	$(633)	$1,300	$(1,203)
Other contracts:
Designated in fair value hedges	$—	$—	$—	$—
Designed in cash flow hedges	17	—	9	—
Derivative investments	72	(11)	82	(10)
Total other contracts	$89	$(11)	$91	$(10)
Total derivative contracts	$2,183	$(1,311)	$2,095	$(2,351)

The maturity analysis of the notional amounts and the average rates (or weighted average rates, if applicable) and prices of the hedging instruments are disclosed in Note 6.A.iv.
5.E.ii Hedge Accounting
Fair Value Hedges
We use interest rate swaps to hedge exposure to changes in the fair values of fixed rate debt securities and mortgages and loans in respect of the US LIBOR benchmark interest rate. Pay-floating/receive-fixed interest rate swaps are matched to specific issuances of fixed-rate notes or pay-fixed/receive-floating interest rate swaps are matched to fixed-rate loans and advances with terms that closely align with the critical terms of the hedged item.

Our approach to managing market risk, including interest rate risk, is discussed in Note 6. Our exposure to interest rate risk is disclosed in Note 6. Interest rate risk to which we apply hedge accounting arises from fixed-rate debt securities, mortgages and loans, whose fair value fluctuates when benchmark interest rates change. We hedge interest rate risk only to the extent of benchmark interest rates because the changes in fair value of a fixed rate note or loan are significantly influenced by changes in the benchmark interest rate. Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria. By using derivative financial instruments to hedge exposures to changes in interest rates, we are also exposed to the credit risk of the derivative counterparty, which is not offset by the hedged
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 53

item. We minimize counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is investment grade.

Before fair value hedge accounting is applied, we determine whether an economic relationship between the hedged item and the hedging instrument exists based on an evaluation of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. We consider whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. We evaluate whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks, and further support this qualitative assessment by using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

Potential sources of hedge ineffectiveness can be attributed to differences between hedging instruments and hedge items:
•The effect of the counterparty and our own credit risk on the fair value of the interest rate swap, which is not reflected in the fair value of the hedged item attributable to the change in interest rate.
•Differences in maturities of the interest rate swap and the loans or debt securities.
•Mismatches in the frequency and timing of when interest rates are reset and frequency of payment.
•Differences in the discounting factors between the hedged item and hedging instrument.

The effective portion of fair value gains on derivatives held in qualifying fair value hedging relationships and the hedging gain (loss) on the hedged items are included in net gains (losses) on the Consolidated Statements of Comprehensive Income (Loss).

We did not have any fair value hedges held as at December 31, 2023.

Assets and liabilities designated as hedged items as at December 31, 2022 are provided below:

As at December 31, 2022
		Carrying amounts		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount
Hedging risks	Hedged item	Assets	Liabilities	Assets	Liabilities
Interest rate risk	Fixed rate assets(1)	$—	$—	$—	$—
Foreign exchange risk	Fixed rate assets(1)	$37	$—	$—	$—

(1)    Fixed rate assets includes debt securities, mortgages and loans (if applicable).

Effectiveness of hedging relationships are provided below:

As at December 31, 2022
Hedging risks	Hedged item	Changes in value of the hedged item	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in net investment income (loss)
Interest rate risk	Fixed rate assets(1)	$—	$—	$—
Foreign exchange risk	Fixed rate assets(1)	$(2)	$3	$1

(1)    Fixed rate assets includes debt securities, mortgages and loans (if applicable).
Cash flow hedges
We use pay fixed/receive floating interest rate and cross-currency interest rate swaps to hedge the interest rate risks in respect of the benchmark interest rate (mainly sterling and US dollar LIBOR and Euribor or SONIA, SOFR) and foreign currency risks (mainly U.S. dollar and sterling or SONIA, SOFR) from its issuance of floating-rate notes denominated in foreign currencies. We hedge interest rate risk to the extent of benchmark interest rate exposure on its floating-rate notes to mitigate variability in its cash flows. Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.

We also hedge the variability of cash payments associated with changes in SLFC prices using total return forwards ("TRF"). This is related to our Sun Share Unit ("Sun Share") Plan as a long-term incentive award to executive employees.

Our exposure to market risk and our approach to managing market risk, including interest rate risk and foreign currency risk, are discussed in Note 6.

We determine the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows from its issuance of floating-rate notes denominated in foreign currencies. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis.

We manage our exposure to credit risk of the counterparties to the derivatives, which is not offset by the hedged items, in a similar manner as described above for the fair value hedges.

We determine whether an economic relationship exists between the cash flows of the hedged item and hedging instrument based on an evaluation of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. We consider whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. We evaluate whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. For cash flow hedging relationships directly impacted by IBOR reform (i.e. hedges of U.S. dollar LIBOR and sterling LIBOR), we assume that the cash flows of the hedged item and hedging instrument will not be altered as a result of IBOR reform. We further support this qualitative assessment by using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. We assess hedge effectiveness using the
54 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. We assess whether the derivative designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in cash flows of the hedged item (prospectively and retrospectively) using this regression analysis.

Potential sources of hedge ineffectiveness can be attributed to differences between hedging instruments and hedge items:
•The effect of the counterparty and our own credit risk on the fair value of the interest rate swap, which is not reflected in the fair value of the hedged item attributable to the change in interest rate.
•Differences in maturities of the interest rate swap and the loans or debt securities.
•Mismatches in the frequency and timing of when interest rates are reset and frequency of payment.
•Differences in the discounting factors between the hedged item and hedging instrument.

There were no other sources of ineffectiveness in these hedging relationships.

The maturity analysis of the notional amounts and the average rates (or weighted average rates, if applicable) and prices of the hedging instruments are disclosed in Note 6.A.iv.

The amounts relating to items designated as hedging instruments were as follows:

For the year ended December 31,		2023		2022
Hedging risks	Hedged Item	Accumulated other comprehensive income from active hedges	Accumulated other comprehensive income from discontinued hedges	Accumulated other comprehensive income from active hedges	Accumulated other comprehensive income from discontinued hedges
Foreign exchange risk(1)	Variable rate liabilities(2)	$9	$—	$(6)	$—
Equity risk	Share-based payment(3)	$(10)	$—	$(12)	$—

(1)    Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
(2)    Hedged items include other financial liabilities.
(3)    Hedged items includes other liabilities.

The amounts relating to the effectiveness of hedging relationships were as follows:

Hedging risks	Hedged Item	Gains (losses) on hedged items for ineffectiveness measurement	Gain (losses) on hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Unrealized gains (losses) included in Other comprehensive income as the effective portion of the hedging instrument	Losses (gains) reclassified to Net interest income
For the year ended December 31, 2023
Foreign exchange risk(1)	Variable rate liabilities(2)	$18	$(18)	$—	$(17)	$37
Equity risk	Share-based payment(3)	$(6)	$17	$11	$7	$(3)
For the year ended December 31, 2022
Foreign exchange risk(1)	Variable rate liabilities(2)	$10	$(10)	$—	$44	$(51)
Equity risk	Share-based payment(3)	$(6)	$7	$1	$(8)	$(2)

(1)    Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
(2)    Hedged items include other financial liabilities, that are floating rate obligations.
(3)    Hedged items includes other liabilities, representing share-based payment awards.
Net investment hedges
A foreign currency exposure could arise from a net investment in subsidiaries that have a different functional currency. The risk arises from the fluctuation in spot exchange rates between the functional currency of the subsidiaries and our functional currency, which causes the amount of the net investment to vary in the Consolidated Financial Statements. Our policy is to hedge these exposures only when not doing so would be expected to have a significant impact on the regulatory capital ratios and our subsidiaries’ operations. We use a mixture of forward foreign exchange contracts and foreign currency denominated debt as hedging instruments. When the hedging instrument is foreign currency denominated debt, we assess effectiveness by comparing past changes in the carrying amount of the debt that are attributable to a change in the spot rate with past changes in the investment in the foreign operation due to movement in the spot rate. We hedge the net investment only to the extent of the debt principal; therefore, the hedge ratio is established by aligning the principal amount of the debt with the carrying amount of the net investment that is designated.

When the hedging instrument is a forward foreign exchange contract, we establish a hedge ratio where the notional on the forward foreign exchange contract matches the carrying amount of the designated net investment, and ensure that the foreign currency in which the hedging instrument is denominated is the same as the functional currency of the net investment.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 55

Because we expect to hold the net investment for a period longer than the maturity of the forward foreign exchange contract, and our policy is to hedge the net investment only to the extent of the nominal amount of the foreign exchange leg of the derivative, the only source of ineffectiveness that is expected to arise from these hedging relationships is due to the effect of the counterparty and own credit risk on the fair value of the derivative, which is not reflected in the fair value of the hypothetical derivative.

We did not have any net investment hedges held as at December 31, 2023 or December 31, 2022.
5.E.iii Reconciliation of Components of Equity
The following table provides a reconciliation by risk category of the accumulated other comprehensive income and analysis of OCI items resulting from hedge accounting:

For the years ended December 31,	2023			2022
	Unrealized gains (losses) on cash flow hedges	Unrealized foreign currency translation gains (losses), net of hedging activities		Unrealized gains (losses) on cash flow hedges	Unrealized foreign currency translation gains (losses), net of hedging activities
Cash flow hedges
Balance, January 1	$(18)	$1,689	(1)	$(7)	$953
Effective portion of changes in fair value:
Foreign currency risk	(17)	(285)		44	670
Equity price risk	7	—		(8)	—
Net amount reclassified to income (loss):
Foreign currency risk	37	(49)		(51)	—
Equity price risk	(3)	—		(2)	—
Related tax	(7)	(5)		6	7
Balance, December 31	$(1)	$1,350		$(18)	$1,630

(1)    Restated, see Note 2.
5.F Transfers of Financial Assets
We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.
5.F.i Mortgage Securitization
We securitize certain insured fixed-rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities ("NHA MBS") Program sponsored by the Canada Mortgage and Housing Corporation ("CMHC"). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond ("CMB") program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There is no ECL on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account ("PRA") to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2023 are $1,792 and $1,697, respectively (December 31, 2022 — $1,926 and $1,793, respectively). The carrying value and fair value of the associated liabilities as at December 31, 2023 are $2,119 and $2,021, respectively (December 31, 2022 — $2,158 and $2,018, respectively). The carrying value of securities in the principal reinvestment account (''PRA'') as at December 31, 2023 is $335 (December 31, 2022 — $244). There are $57 cash and cash equivalents in the PRA as at December 31, 2023 (December 31, 2022 — $nil).
The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A.iii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2023 and 2022.
5.F.ii Repurchase Agreements
We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 8 to 365 days, averaging 100 days, and bear interest at an average rate of 4.86% as at December 31, 2023 (December 31, 2022 — 3.90%). The carrying values of the transferred assets and the obligations related to their repurchase, which approximate their fair values, are $2,705 as at
56 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

December 31, 2023 (December 31, 2022 — $2,725). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.
5.F.iii Securities Lending
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $2,044 and $2,158 respectively, as at December 31, 2023 (December 31, 2022 — $2,202 and $2,322, respectively). Of the collateral held, we held cash collateral of $187 as at December 31, 2023 (December 31, 2022 — $215), which is recognized on our Consolidated Statements of Financial Position.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.
6.A Credit Risk
Risk Description
Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.
Credit Risk Management Governance and Control
We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower's, or issuer's, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations ("NRSROs"). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor's, Moody's, Fitch and DBRS Limited.

We employ a wide range of credit risk management practices and controls, as outlined below:
•Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Risk appetite limits have been established for credit risk.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.
•Comprehensive due diligence processes and ongoing credit analyses are conducted.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•Stress-testing techniques, such as Financial Condition Testing ("FCT"), are used to measure the effects of large and sustained adverse credit developments.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 57

6.A.i Maximum Exposure to Credit Risk
Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2023	2022
Off-balance sheet item:
Loan commitments(1)	$2,061	$2,217

(1)    Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.
6.A.ii Right of Offset and Collateral
We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annex ("CSA"), which forms part of the International Swaps and Derivatives Association's ("ISDA") master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending or borrowing, assets are lent or borrowed with a commitment from or to the counterparty to return at a future date. For securities lending, cash or securities are received as collateral from the counterparty; for securities borrowing, debt securities are pledged as collateral to the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

58 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,		2023			2022
Financial instruments presented in the Consolidated Statements of Financial Position(1)		Related amounts not set off in the Consolidated Statements of Financial Position			Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets:
Derivative assets (Note 6.A.v)	$2,183	$(738)	$(1,316)	$129	$2,095	$(1,088)	$(923)	$84
Reverse repurchase agreements (Note 8)	28	(28)	—	—	14	(14)	—	—
Total financial assets	$2,211	$(766)	$(1,316)	$129	$2,109	$(1,102)	$(923)	$84
Financial liabilities:
Derivative liabilities	$(1,311)	$738	$489	$(84)	$(2,351)	$1,088	$1,136	$(127)
Repurchase agreements (Note 5.F.ii)	(2,705)	28	2,677	—	(2,725)	14	2,711	—
Cash collateral on securities lent (Note 5.F.iii)	(187)	—	176	(11)	(215)	—	203	(12)
Obligations for securities borrowing	(223)	—	223	—	(73)	—	73	—
Total financial liabilities	$(4,426)	$766	$3,565	$(95)	$(5,364)	$1,102	$4,123	$(139)

(1)    Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)    Financial collateral presented in the table above excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral at fair value, including initial margin and overcollateralization, received on derivative assets was $1,443 (December 31, 2022 — $1,061), received on reverse repurchase agreements was $28 (December 31, 2022 — $14), pledged on derivative liabilities was $1,472 (December 31, 2022 — $2,068), and pledged on repurchase agreements was $2,705 (December 31, 2022 — $2,725).
6.A.iii Concentration Risk
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or UK and issuers for which the Risk Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor's parent.

As at December 31,	2023			2022
				(restated, see Note 2)
	FVTPL	FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Canada	$30,180	$4,339	$34,519	$26,613	$6,064	$32,677
United States	20,111	6,266	26,377	20,274	6,196	26,470
United Kingdom	1,224	517	1,741	2,760	737	3,497
Other	9,665	3,191	12,856	9,710	3,548	13,258
Total debt securities	$61,180	$14,313	$75,493	$59,357	$16,545	$75,902

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 59

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,		2023		2022
				(restated, see Note 2)
FVTPL		FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$5,161	$849	$6,010	$3,696	$1,915	$5,611
Canadian provincial and municipal government	13,694	557	14,251	12,612	1,053	13,665
U.S. government and agency	712	658	1,370	759	778	1,537
Other foreign government	3,329	473	3,802	3,755	869	4,624
Total government issued or guaranteed debt securities	22,896	2,537	25,433	20,822	4,615	25,437
Corporate debt securities by industry sector:
Financials	8,171	2,889	11,060	8,232	3,123	11,355
Utilities	6,244	815	7,059	5,884	792	6,676
Industrials	4,510	979	5,489	4,533	1,042	5,575
Energy	2,793	479	3,272	2,978	364	3,342
Communication services	2,727	422	3,149	2,861	468	3,329
Real estate	1,987	538	2,525	1,865	641	2,506
Health care	1,625	413	2,038	1,618	416	2,034
Consumer staples	1,490	315	1,805	1,634	344	1,978
Consumer discretionary	950	776	1,726	1,085	751	1,836
Information technology	730	174	904	1,095	289	1,384
Materials	922	180	1,102	1,077	218	1,295
Total corporate debt securities	32,149	7,980	40,129	32,862	8,448	41,310
Asset-backed securities	6,135	3,796	9,931	5,673	3,482	9,155
Total debt securities	$61,180	$14,313	$75,493	$59,357	$16,545	$75,902

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor's parent.

As at December 31, 2023	Canada	United States	United Kingdom	Other	Total
Mortgages:
Retail	$1,376	$1,182	$—	$—	$2,558
Office	1,500	1,254	—	—	2,754
Multi-family residential	3,838	1,001	—	—	4,839
Industrial	1,839	1,115	—	—	2,954
Other	824	57	159	—	1,040
Total mortgages(1)	$9,377	$4,609	$159	$—	$14,145
Loans	$12,924	$17,086	$4,089	$6,356	$40,455
Total mortgages and loans	$22,301	$21,695	$4,248	$6,356	$54,600

(1)    $4,023 of mortgages in Canada are insured by the CMHC.

As at December 31, 2022 (restated, see Note 2)	Canada	United States	United Kingdom	Other	Total
Mortgages:
Retail	$1,455	$1,364	$—	$—	$2,819
Office	1,603	1,411	—	—	3,014
Multi-family residential	3,869	1,145	—	—	5,014
Industrial	1,669	996	—	—	2,665
Other	767	113	29	—	909
Total mortgages(1)	$9,363	$5,029	$29	$—	$14,421
Loans	$12,433	$15,468	$3,979	$4,952	$36,832
Total mortgages and loans	$21,796	$20,497	$4,008	$4,952	$51,253

(1)    $4,035 of mortgages in Canada are insured by the CMHC.
60 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

6.A.iv Contractual Maturities
The contractual maturities of debt securities are shown in the following table. Actual maturities could differ from contractual maturities because of the borrower's right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,	2023			2022
				(restated, see Note 2)
	FVTPL	FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Due in 1 year or less	$1,697	$3,079	$4,776	$1,629	$2,131	$3,760
Due in years 2-5	8,763	6,272	15,035	8,983	7,908	16,891
Due in years 6-10	9,513	2,199	11,712	9,488	3,370	12,858
Due after 10 years	41,207	2,763	43,970	39,257	3,136	42,393
Total debt securities	$61,180	$14,313	$75,493	$59,357	$16,545	$75,902

The carrying value of mortgages by scheduled maturity, before the allowance for ECL, is as follows:

As at December 31,	2023				2022
	FVTPL	FVOCI	Amortized cost	Total	FVTPL	FVOCI	Amortized cost	Total
Due in 1 year or less	$852	$58	$171	$1,081	$1,009	$251	$78	$1,338
Due in years 2-5	5,605	222	1,129	6,956	4,631	266	1,152	6,049
Due in years 6-10	3,510	8	495	4,013	4,068	11	711	4,790
Due after 10 years	2,093	3	—	2,096	2,244	—	—	2,244
Total mortgages	$12,060	$291	$1,795	$14,146	$11,952	$528	$1,941	$14,421

The carrying value of loans by scheduled maturity, before the allowance for ECL, is as follows:

As at December 31,	2023				2022
	FVTPL	FVOCI	Amortized cost	Total	FVTPL	FVOCI	Amortized cost	Total
Due in 1 year or less	$2,285	$257	$126	$2,668	$2,464	$178	$156	$2,798
Due in years 2-5	6,768	966	163	7,897	6,028	789	125	6,942
Due in years 6-10	9,177	401	27	9,605	7,797	288	19	8,104
Due after 10 years	20,262	33	—	20,295	18,967	21	—	18,988
Total loans	$38,492	$1,657	$316	$40,465	$35,256	$1,276	$300	$36,832

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 61

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Terms to maturity
As at	Notional Amount
	Under 1 Year	1 to 5 Years	Over 5 Years	Total
December 31, 2023
Derivative designated as hedging instrument:
Interest rate contract / Interest rate risk(1)	$—	$—	$—	$—
Foreign exchange contracts / Currency risk(2)	828	40	—	868
Equity price risk(3)	54	114	—	168
Total designated as hedging instrument	882	154	—	1,036
Derivative investments(4)	27,534	11,125	30,726	69,385
Total derivatives	$28,416	$11,279	$30,726	$70,421
December 31, 2022
Derivative designated as hedging instrument:
Interest rate contract / Interest rate risk(1)	$—	$—	$—	$—
Foreign exchange contracts / Currency risk(2)	1,199	—	—	1,199
Equity price risk(3)	52	100	—	152
Total designated as hedging instrument	1,251	100	—	1,351
Derivative investments(4)	26,598	10,195	31,624	68,417
Total derivatives	$27,849	$10,295	$31,624	$69,768

(1)    The average fixed rate is 4% (December 31, 2022 — 0%).
(2)    The average CAD-USD exchange rate is $1.56 (December 31, 2022 — $1.34).
(3)    The average price is $66 (December 31, 2022 — $65).
(4)    Derivatives investments are derivatives that have not been designated as hedges for accounting purposes.

The following table provides the fair value of derivative instruments outstanding by term to maturity:

As at December 31,	2023				2022
	Term to maturity				Term to maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$337	$266	$1,580	$2,183	$167	$351	$1,577	$2,095
Derivative liabilities	$(115)	$(137)	$(1,059)	$(1,311)	$(379)	$(196)	$(1,776)	$(2,351)
6.A.v Asset Quality
The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal ratings as well as ratings assigned by external rating agencies where available.
Derivative Financial Instruments by Counterparty Credit Rating
Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

62 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31,	2023			2022
	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$472	$(136)	$336	$482	$(254)	$228
A	1,686	(603)	1,083	1,560	(834)	726
BBB	—	—	—	15	—	15
Total over-the-counter derivatives(1)	$2,158	$(739)	$1,419	$2,057	$(1,088)	$969

(1)    Exchange-traded derivatives with a positive fair value of $25 in 2023 (2022 — $38) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)    Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)    The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)    Net replacement cost is positive replacement cost less the impact of master netting agreements.
Credit Default Swaps by Underlying Financial Instrument Credit Rating
Credit default swaps ("CDS") are OTC contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security:

As at December 31,	2023		2022
	Notional amount	Fair value	Notional amount	Fair value
Single name credit default swap contracts:
AA	$—	$—	$20	$—
A	491	5	587	4
BB	540	15	706	5
BBB	—	—	47	7
Total single name credit default swap contracts	$1,031	$20	$1,360	$16
Total credit default swap contracts sold	$1,031	$20	$1,360	$16
Reinsurance Contract Held Assets by Credit Rating
The table below presents the distribution of reinsurance contract held assets by credit rating:

As at December 31,	2023				2022
					(restated, see Note 2)
	Gross exposure	Collateral	Net exposure		Gross exposure	Collateral	Net exposure
				%				%
AA or A	$3,550	$7	$3,543	97	$3,600	$31	$3,569	98
Below 'A'	2,217	2,135	82	2	2,423	2,346	77	2
Not rated	27	5	22	1	92	89	3	—
Total reinsurance contract held assets	$5,794	$2,147	$3,647	100	$6,115	$2,466	$3,649	100
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 63

6.A.vi Impairment of Financial Assets
Refer to accounting policies in Note 1.
Policies after January 1, 2023 (IFRS 9)
Significant increase in credit risk
The assessment of significant increase in credit risk requires judgment. We assign counterparties a relevant internal credit risk rating grade depending on their credit quality. Changes in borrower-specific internal risk ratings is a primary indicator of significant increase in credit risk.

At each reporting date, movements between Stage 1 and Stage 2 are determined based on whether an instrument’s internal rating as at the reporting date has increased (decreased) significantly relative to the date it was initially recognized. We assess whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors. Unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due or moved to Watch List status and such assets are automatically migrated to Stage 2. Exposures are classified as "Watch List" when there is a moderate deterioration in credit quality, but the full payment of principal and interest is still expected to be collected, or there is an increased possibility of the exposure being impaired in the near term. No impairment charge is recorded for unrealized losses on assets related to these debtors.
Incorporation of forward-looking information
The measurement of ECL for each stage and the assessment of significant increase in credit risk considers future events and economic conditions.

The probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD") inputs used to estimate allowance for ECL are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio.

Our estimation of ECL is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios (base case, upside and downside) and probability weights are attributed to each scenario. All scenarios considered are applied to all portfolios subject to ECL with the same probabilities. Our assessment of significant increase in credit risk is based on changes in internal rating as at the reporting date.

We subscribe to Moody's Analytics economic forecasting services and leverage its forward-looking macroeconomic information to model ECL.

The table below includes the key macroeconomic variables, primarily but not limited to what is provided below, and the ranges of scenarios incorporated in the model within the US and Canada.

As at December 31, 2023	Current quarter	12 months(2)			Remaining forecast period(2)
		Base case	Upside case	Downside case	Base case	Upside case	Downside case
U.S.
Gross Domestic Product(1)	$22,538	1.3%	3.5%	(2.4)%	2.2%	2.4%	2.5%
Unemployment Rate	3.8%	4.0%	3.1%	6.7%	4.0%	3.3%	6.7%
BBB Bonds Spreads	1.9%	2.2%	1.9%	3.1%	2.1%	2.1%	2.1%
Canada
Gross Domestic Product(1)	$2,201	1.6%	3.6%	(2.1)%	1.9%	2.3%	1.6%
Unemployment Rate	5.8%	6.0%	5.2%	8.2%	5.9%	4.8%	8.6%
Oil Price	$85.60	$82.10	$84.70	$65.60	$71.40	$71.80	$61.00

(1)    Current quarter result is in billions.
(2)    Values represent averages for the year ended December 31, 2023.
Measurement of ECL
ECL is measured as the probability-weighted present value of expected cash shortfalls expected to result from defaults over the relevant time horizon, which is the maximum contractual period over which we are exposed to credit risk, including consideration of prepayments, and extensions.

The mechanics of the ECL calculations are outlined below and the key elements are as follows: PD, LGD, and EAD.

The PD is an estimate of the likelihood of default over a given time horizon. It is estimated as at a point in time based on historical losses, along with consideration of economic scenarios and forward-looking information.

LGD is the magnitude of the likely loss if there is a default at a given time. It is based on the difference in the present values of the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral (net of directly attributable costs).

EAD represents the expected exposure in the event of a default. We derive the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization, and prepayments.

64 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

An ECL estimate is produced for each individual exposure. Relevant parameters are modelled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward-looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment can be exercised in determining the final ECL.
Qualitative adjustments or overlays
The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of the financial statements. This could be a case where a major event occurs close to the reporting date, so that the potential effects are not appropriately captured in the models and inputs. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are material.

The following table shows reconciliations from the opening balance to the closing balance of the allowance for ECL by class of financial instrument.

	Performing		Impaired	Total
For the year ended December 31, 2023	Stage 1	Stage 2	Stage 3
Debt securities:
Balance, beginning of year	$30	$2	$—	$32
Provision for credit losses:
Transfer to stage 1	—	—	—	—
Transfer to stage 2	—	—	—	—
Transfer to stage 3	—	—	—	—
New originations or purchases	9	—	—	9
Derecognition or maturities	(6)	—	—	(6)
Net remeasurement(1)	(3)	—	—	(3)
Write-offs, net of recoveries, and other adjustments	—	—	—	—
Balance, end of year	$30	$2	$—	$32
Mortgages and loans:
Balance, beginning of year	$4	$—	$39	$43
Provision for credit losses:
Transfer to stage 1	—	—	—	—
Transfer to stage 2	—	—	—	—
Transfer to stage 3	—	—	—	—
New originations or purchases	5	—	—	5
Derecognition or maturities	—	—	—	—
Net remeasurement(1)	(1)	—	10	9
Write-offs, net of recoveries, and other adjustments	—	—	—	—
Balance, end of year	$8	$—	$49	$57

(1)    Includes changes in the measurement resulting from the significant changes in credit risk and from changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes in forward looking macroeconomic conditions.
Changes in Allowances for Losses
The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2022	$80	$52	$132
Provision for (reversal of) losses	(2)	57	55
Foreign exchange rate movements	2	3	5
Balance, December 31, 2022	$80	$112	$192
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 65

Credit risk exposure by internal rating
The following table presents the gross carrying amount of mortgages and loans at amortized cost and the fair value of mortgages and loans and debt securities at FVOCI. Risk ratings are based on internal ratings used in the measurement of ECL, as at the reporting date.

	Performing		Impaired	Total
As at December 31, 2023	Stage 1	Stage 2	Stage 3
Mortgages and loans at amortized cost:
Investment grade	$2,046	$25	$—	$2,071
Non-investment grade	—	25	—	25
Impaired	—	—	15	15
Total mortgages and loans at amortized cost	2,046	50	15	2,111
Less: Total allowance for ECL	1	—	10	11
Total mortgages and loans at amortized cost, net of total allowance for ECL	$2,045	$50	$5	$2,100
Mortgages and loans at FVOCI:
Investment grade	$1,806	$12	$—	$1,818
Non-investment grade	83	45	—	128
Impaired	—	—	2	2
Total mortgages and loans at FVOCI	$1,889	$57	$2	$1,948
Debt securities at FVOCI:
Investment grade	$13,834	$54	$—	$13,888
Non-investment grade	389	36	—	425
Impaired	—	—	—	—
Total debt securities at FVOCI	$14,223	$90	$—	$14,313

Policy applicable after January 1, 2023 (IFRS 9)
Management assesses debt securities, mortgages and loans for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers' financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

"Monitor List" — the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

"Watch List" — the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

"Impaired List" — the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as FVOCI or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.
Debt Securities
Objective evidence of impairment on debt securities involves an assessment of the issuer's ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer's financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer's parent or affiliate, and management's assessment of the outlook for the issuer's industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating
66 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.
Mortgages and Loans
Objective evidence of impairment on mortgages and loans involves an assessment of the borrower's ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Policy applicable prior to January 1, 2023 (IAS 39)
Equity Securities and Other Invested Assets
Objective evidence of impairment for equity securities and investments in limited partnerships, segregated funds, and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.
Impairment of Available-for-Sale Assets
We recognized net impairment losses on AFS assets of $8 for the year ended December 31, 2022.

We did not reverse any impairment on AFS debt securities during 2022.
Past Due and Impaired Mortgages and Loans
The distribution of mortgages and loans past due or impaired is shown in the following table:

As at December 31, 2022	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$15,360	$40,868	$56,228	$—	$—	$—
Impaired	80	145	225	80	112	192
Total	$15,440	$41,013	$56,453	$80	$112	$192
Debt Securities by Credit Rating
Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 99% investment grade based on carrying value as at December 31, 2022. The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table summarizes our debt securities by credit quality:

As at December 31, 2022 (restated, see Note 2)	FVTPL	FVOCI	Total debt securities
Debt securities by credit rating:
AAA	$9,440	$5,822	$15,262
AA	9,267	2,043	11,310
A	23,050	4,646	27,696
BBB	17,007	3,661	20,668
BB and lower	593	373	966
Total debt securities	$59,357	$16,545	$75,902
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 67

Mortgages and Loans by Credit Rating
The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31, 2022 (restated, see Note 2)	Insured	AAA	AA	A	BBB	BB and lower	Impaired	Total
Mortgages by credit rating	$4,035	$—	$1,665	$5,483	$2,686	$538	$14	$14,421
Loans by credit rating	n/a	$285	$5,101	$15,257	$14,284	$1,872	$33	$36,832
6.B Market Risk
Risk Description
We are exposed to market risk, which is defined as the risk that the value or future cash flows of insurance and investment contract liabilities or financial assets will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate, foreign currency, and inflation risks.
Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls as outlined below:
•Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Income and regulatory capital sensitivities are monitored, managed, and reported against pre-established risk appetite limits for equity, interest rate, credit spread, real estate and foreign currency risks.
•Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice and International Financial Reporting Standards.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.
6.B.i Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue and income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2023			2022
				(restated, see Note 2)
	FVTPL	FVOCI	Total equities	FVTPL	FVOCI	Total equities
Canada	$3,081	$—	$3,081	$3,038	$—	$3,038
United States	2,185	68	2,253	1,924	—	1,924
United Kingdom	105	—	105	154	—	154
Other	1,699	—	1,699	2,032	—	2,032
Total equities	$7,070	$68	$7,138	$7,148	$—	$7,148
68 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

6.B.ii Interest Rate and Spread Risk
Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or credit spread environments. This risk is managed in our asset-liability management program.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, futures and swaptions. The impact of these guarantees on net income are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening credit spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads. Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads can also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may additionally adversely impact our net income, CSM, capital, and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.
6.B.iii Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income. A material and sustained increase in interest rates may lead to deterioration in real estate values.
6.B.iv Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2023 and December 31, 2022, the Company did not have a material foreign currency risk exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.
6.B.v Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 69

6.B.vi Market Risk Sensitivities
We use a variety of methods and measures to manage and quantify our market risk exposures. These include duration and key rate duration management, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in market variables as at December 31, 2023 and December 31, 2022.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance contracts and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", and "Real Estate Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily in our surplus and investment contract segments, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or a widening of spreads.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.
Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in equity market prices as at December 31, 2023 and December 31, 2022.

As at	December 31, 2023				December 31, 2022(4)
					(restated, see Note 2)
Change in Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	$(400)	$(175)	$175	$425	$(300)	$(125)	$125	$325

(1)Represents the respective change across all equity markets as at December 31, 2023 and December 31, 2022. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures differ from broad market indices (due to the impact of active management, basis risk, investments in private equity and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2023 and December 31, 2022, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)Effective January 1, 2023, we adopted IFRS 17 and IFRS 9, and certain financial assets were reclassified between measurement categories as permitted. December 31, 2022 amounts provided in the sensitivities tables have been adjusted to reflect these January 1, 2023 reclassifications. See Note 2 for further details on the reclassifications.
70 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in interest rates as at December 31, 2023 and December 31, 2022.

As at	December 31, 2023		December 31, 2022(4)
			(restated, see Note 2)
Change in Interest Rates(1)(2)(3)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	$(25)	$50	$(100)	$75
Potential impact on OCI	$200	$(200)	$225	$(225)

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2023 and December 31, 2022 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2023 and December 31, 2022, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)Effective January 1, 2023, we adopted IFRS 17 and IFRS 9, and certain financial assets were reclassified between measurement categories as permitted. December 31, 2022 amounts provided in the sensitivities tables have been adjusted to reflect these January 1, 2023 reclassifications. See Note 2 for further details on the reclassifications.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2023. Significant changes in market variables may result in other than proportionate impacts on our sensitivities.
Credit Spread and Swap Sensitivities
Credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability values (including provincial government bonds, corporate bonds, and other fixed income assets). Swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability values.

The following tables set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in credit spreads and our net income and OCI to certain changes in swap spreads as at December 31, 2023 and December 31, 2022.

As at	December 31, 2023		December 31, 2022(3)
			(restated, see Note 2)
Change in Credit Spreads(1)(2)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	$50	$(50)	$50	$(50)
Potential impact on OCI	$200	$(175)	$200	$(200)

(1)The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income and OCI sensitivities have been rounded in increments of $25.
(3)Effective January 1, 2023, we adopted IFRS 17 and IFRS 9, and certain financial assets were reclassified between measurement categories as permitted. December 31, 2022 amounts provided in the sensitivities tables have been adjusted to reflect these January 1, 2023 reclassifications. See Note 2 for further details on the reclassifications.

As at	December 31, 2023		December 31, 2022(3)
			(restated, see Note 2)
Change in Swap Spreads(1)(2)	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	$(25)	$25	$(25)	$25

(1)The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income and OCI sensitivities have been rounded in increments of $25.
(3)Effective January 1, 2023, we adopted IFRS 17 and IFRS 9, and certain financial assets were reclassified between measurement categories as permitted. December 31, 2022 amounts provided in the sensitivities tables have been adjusted to reflect these January 1, 2023 reclassifications. See Note 2 for further details on the reclassifications.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 71

Real Estate Sensitivities
The following tables set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in the value of our real estate investments as at December 31, 2023 and December 31, 2022.

As at	December 31, 2023		December 31, 2022(2)
			(restated, see Note 2)
Change in Real Estate Values(1)	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	$(475)	$475	$(500)	$500

(1)Net income and OCI sensitivities have been rounded in increments of $25.
(2)Effective January 1, 2023, we adopted IFRS 17 and IFRS 9, and certain financial assets were reclassified between measurement categories as permitted. December 31, 2022 amounts provided in the sensitivities tables have been adjusted to reflect these January 1, 2023 reclassifications. See Note 2 for further details on the reclassifications.
6.B.vii Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, and real estate price levels. The cautionary language which appears in this section is applicable to all net income and OCI sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2022 have been included for comparative purposes only.

Sensitivities to interest rates and credit spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly differently from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2023 and December 31, 2022, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through OTC contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

The sensitivities are based on methods and assumptions in effect as at December 31, 2023 and December 31, 2022, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at December 31, 2023 and December 31, 2022. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income and OCI. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.
72 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

6.C Liquidity Risk
Risk Description
Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.
Liquidity Risk Management Governance and Control
We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:
•Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.
•Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
•Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
•We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 73

6.C.i Maturity Analysis for Insurance Contracts
The following tables present the undiscounted estimated future cash flows of insurance contract and reinsurance contract held assets and liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance contract and reinsurance contract held assets and liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates. Amounts payable on demand, which includes amounts on deposit, dividends on deposit, outstanding claims and policyholder account values, are included in the 1 year or less time band. The amounts included in the table differ from the carrying value of the portfolio due to discounting, RA, and LRC for contracts using the PAA.

Amounts in this table include the LIC for contracts measured using the PAA, but exclude the LRC for contracts measured using the PAA.

As at December 31,	2023	2022
Insurance contract liabilities:
1 year or less(1)	$11,428	$11,980
1-2 years	3,670	4,111
2-3 years	3,887	4,018
3-4 years	4,128	4,278
4-5 years	4,451	4,511
Over 5 years	556,052	469,366
Total	$583,616	$498,264
Insurance contract assets:
1 year or less(1)	$(463)	$(324)
1-2 years	(323)	(341)
2-3 years	(276)	(287)
3-4 years	(248)	(254)
4-5 years	(225)	(234)
Over 5 years	(3,305)	(3,753)
Total	$(4,840)	$(5,193)
Reinsurance contract held liabilities:
1 year or less(1)	$140	$132
1-2 years	83	80
2-3 years	88	86
3-4 years	91	89
4-5 years	95	94
Over 5 years	5,036	5,085
Total	$5,533	$5,566
Reinsurance contract held assets:
1 year or less(1)	$(520)	$(684)
1-2 years	(54)	(20)
2-3 years	(69)	(31)
3-4 years	(105)	(66)
4-5 years	(130)	(104)
Over 5 years	(11,330)	(12,102)
Total	$(12,208)	$(13,007)

(1)    Includes amounts payable on demand of $4,800 (2022 — $4,779), $nil (2022 — $nil), $nil (2022 — $nil), and $(33) (2022 — $(88)) for Insurance contract liabilities, Insurance contract assets, Reinsurance contract held liabilities, and Reinsurance contract held assets, respectively.

74 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

6.C.ii Maturity Analysis — Other Financial Liabilities
The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments other than insurance contracts as at December 31, 2023 and 2022:

As at December 31,		2023				2022
						(restated, see Note 2)
Within 1 Year		1 Year to 3 Years	3 Years to 5 Years	Over 5 Years	Total	Within 1 Year	1 Year to 3 Years	3 Years to 5 Years	Over 5 Years	Total
Investment contract liabilities(1)	$5,728	$2,518	$1,442	$1,727	$11,415	$5,581	$2,037	$1,421	$1,609	$10,648
Senior debentures and unsecured financing(2)	2,347	28	28	533	2,936	2,353	28	28	548	2,957
Subordinated debt(2)	204	410	554	7,192	8,360	208	416	416	7,856	8,896
Bond repurchase agreements	2,705	—	—	—	2,705	2,725	—	—	—	2,725
Accounts payable and accrued expenses	8,665	—	—	—	8,665	8,080	—	—	—	8,080
Lease liabilities(3)	188	319	228	534	1,269	168	297	211	324	1,000
Secured borrowings from mortgage securitization	306	885	560	535	2,286	87	767	757	762	2,373
Borrowed funds(2)	86	103	14	162	365	210	26	38	170	444
Credit facilities(4)	2,330	—	—	—	2,330	2,339	—	—	—	2,339
Total liabilities	$22,559	$4,263	$2,826	$10,683	$40,331	$21,751	$3,571	$2,871	$11,269	$39,462
Contractual commitments:(5)
Contractual loans, equities and mortgages	$39	$1,199	$915	$2,756	$4,909	$1,134	$1,202	$375	$2,359	$5,070
Total contractual commitments	$39	$1,199	$915	$2,756	$4,909	$1,134	$1,202	$375	$2,359	$5,070

(1)    These amounts represent the undiscounted estimated cash flows of investment contract liabilities on our Consolidated Statements of Financial Position.
(2)    Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)    Lease liabilities are included on the Consolidated Statements of Financial Position due to the implementation of IFRS 16.
(4)    Reflects a change in presentation effective December 31, 2022.
(5)    Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 22.

7. Insurance Risk Management
7.A Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of mortality, morbidity and longevity. In addition, policyholder behaviour, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.
Insurance Risk Management Governance and Control
We employ a wide range of insurance risk management practices and controls, as outlined below:
•Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
•Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
•Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
•The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 75

•Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•Company specific and industry level experience studies and drivers of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•Stress-testing techniques, such as Financial Condition Testing (FCT), are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels.

The concentration for insurance risks is monitored geographically and its adverse effect is mitigated through a diversified product portfolio, product design, underwriting standards and practices, utilizing reinsurance as well as the Company's global operation. Specific to the reinsurance risk, the concentration is measured by aggregating the exposure to each reinsurance counterparty across all Business Groups to ensure it does not exceed a predefined risk level.

Specific insurance risks and our risk management strategies are discussed below in further detail.
7.A.i Policyholder Behaviour Risk
Risk Description
We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products regarding lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder's life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by unexpected behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.
Policyholder Behaviour Risk Management Governance and Control
Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:
•Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•Limits on the amount that policyholders can surrender or borrow.
•Restrictions on the timing of policyholders' ability to exercise certain options.
•Restrictions on both the types of funds policyholders can select and the frequency with which they can change funds.
•Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.
7.A.ii Mortality and Morbidity Risk
Mortality and morbidity risk is the risk that future experience could be unfavourable relative to the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial results.
Mortality and Morbidity Risk Management Governance and Control
Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

The Insurance Risk Policy, which is approved by the Risk Committee, sets out limits on the maximum amount of insurance risk per life that may be retained. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $40 in Canada and US$40 outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 in Canada and US$50 outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Concentration risk exposure is monitored on group policies in a single location. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

Retention limits per life vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.
76 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

7.A.iii Longevity Risk
Risk Description
Longevity risk is the potential for losses arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in insured life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, some segregated funds, and specific types of health contracts).
Longevity Risk Management Governance and Control
To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products.
7.A.iv Product Design and Pricing Risk
Risk Description
Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.
Product Design and Pricing Governance and Control
Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:
•Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•Experience studies, drivers of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.
•Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.
7.A.v Expense Risk
Risk Description
Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the policyholder and will manifest itself in the form of a liability increase or a reduction in expected future profits.
Expenses Risk Management Governance and Control
We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.
7.A.vi Reinsurance Risk
Risk Description
We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.
Reinsurance Risk Management Governance and Control
We have an Insurance Risk Policy approved by the Risk Committee and an Investment & Credit Risk Policy approved by the Governance, Investment & Sustainability Committee, which set acceptance criteria and processes to monitor and manage the level of reinsurance ceded to any single reinsurer. These policies are regularly reviewed and approved by the relevant Board Committee to ensure the alignment with our risk appetite levels and reinsurance risk guidelines.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 77

The policies set the acceptance criteria which verify if a reinsurer qualifies as a suitable reinsurance counterparty, having the capability, expertise, governance practices and financial capacity to assume the risks being considered. In addition, a periodic due diligence is performed on the existing reinsurance counterparties, including an internal credit assessment for reinsurance counterparties with whom we have material exposure.

The exposure to each reinsurance counterparty is monitored closely to ensure that no single reinsurance counterparty represents an undue level of credit risk and does not exceed the predefined limits. In order to diversify our reinsurance risk, there is generally more than one reinsurance counterparty supporting a reinsurance pool. A summary of the reinsurance counterparty credit risk exposures is reported annually to the Risk Committee.

To further increase the reinsurance risk control, our reinsurance agreements include provisions to allow actions to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurance counterparty loses its legal ability to carry on business through insolvency or regulatory action.

In case of unfavourable developments in the reinsurance markets, we also have an option to discontinue or implement changes to the new sales of our products to better manage the associated risks.
7.B Sensitivity to Changes in Non-Financial Assumptions
The following table sets out the estimated immediate impact on, or sensitivity of, the CSM and net income to certain instantaneous changes in the insurance and other non-financial assumptions used in the calculation of our insurance contract liabilities, based on a starting point and business mix as at December 31, 2023 and December 31, 2022. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The estimates are illustrative and different starting points for best estimate assumptions, CSM balances and business mix will result in different estimated sensitivities.

The impact on CSM is attributable to insurance contracts measured using the GMA and VFA. For insurance contracts measured using the GMA, the impact flows through the CSM at locked-in discount rates. For insurance contracts measured using the VFA, the impact flows through the CSM at current discount rates.

The impact on net income is attributable to any portion of the sensitivities for insurance contracts measured under GMA and VFA that cannot be absorbed by CSM, the full impact for insurance contracts measured under the PAA, and the difference in impact between locked-in and current discount rates for insurance contracts measured using the GMA. If current discount rates are higher than locked-in rates, this generally results in a favourable impact to net income from contracts measured using the GMA.

As at December 31,	2023				2022
	Potential impact on CSM (pre-tax)		Potential impact on net income/equity (after-tax)		Potential impact on CSM (pre-tax)		Potential impact on net income/equity (after-tax)
Sensitivities(1)	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held
Policyholder Behaviour (10% increase / decrease, where adverse)	$(725)	$(950)	$100	$100	$(825)	$(850)	$75	$75
Life Mortality rates (2% increase)	$(425)	$(75)	$25	$(25)	$(450)	$(75)	$50	$(25)
Annuity Mortality rates (2% decrease)	$(175)	$(175)	$25	$—	$(175)	$(175)	$25	$25
Morbidity rates (5% incidence increase and 5% termination decrease)	$(225)	$(100)	$(200)	$(175)	$(200)	$(75)	$(175)	$(175)
Expenses (5% increase)	$(175)	$(175)	$—	$—	$(175)	$(175)	$—	$—

(1)    Net income and CSM sensitivities have been rounded in increments of $25. The sensitivities exclude the impacts on the income from our joint ventures and associates, which we account for on an equity basis.

78 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

8. Other Assets

As at December 31,	2023	2022
		(restated, see Note 2)
Accounts receivable	$2,414	$2,396
Investment income due and accrued	1,124	1,231
Property and equipment	666	607
Right-of-use assets	785	753
Deferred acquisition costs(1)	152	158
Prepaid expenses	1,136	1,089
Accrued post-retirement benefit assets (Note 24)	50	98
Other	135	110
Total other assets	$6,462	$6,442

(1)    Amortization of deferred acquisition cost charged to income during the year amounted to $25 in 2023 ($53 in 2022).

9. Goodwill and Intangible Assets
9.A Goodwill
Changes in the carrying amount of goodwill by reportable business segment are as follows:

	Canada	U.S.	Asia	Asset Management	Corporate	Total
Balance, January 1, 2022	$2,607	$1,108	$659	$1,959	$184	$6,517
Acquisitions (Note 3)	—	2,030	—	—	—	2,030
Impairment(1)	—	—	—	—	(170)	(170)
Foreign exchange rate movements	—	226	41	75	(14)	328
Balance, December 31, 2022	$2,607	$3,364	$700	$2,034	$—	$8,705
Acquisitions (Note 3)	162	104	—	134	—	400
Disposition	(21)	—	—	—	—	(21)
Foreign exchange rate movements	—	(79)	(16)	(20)	—	(115)
Balance, December 31, 2023	$2,748	$3,389	$684	$2,148	$—	$8,969

(1)    The sale of Sun Life UK resulted in an impairment charge of $170 for the UK CGU within Corporate in the year ended December 31, 2022. See Note 3 for details.

Goodwill was not impaired in 2023. The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	2023	2022
Canada	$2,748	$2,607
U.S.
Group Benefits	1,106	1,132
Dental	2,283	2,232
Asia	684	700
Asset Management
MFS	503	513
SLC Management	1,645	1,521
Total	$8,969	$8,705

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition.

Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 79

We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies or asset management companies) or a valuation multiples methodology. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

The most recent calculations from 2018 for certain CGUs and groups of CGUs were carried forward and used in the impairment test in the current period as: (i) the recoverable amount for these CGUs and groups of CGUs exceeded the carrying amount by a substantial margin, (ii) the assets and liabilities making up the CGUs and groups of CGUs had not changed significantly, and (iii) the likelihood that the carrying value would exceed the recoverable amount was remote, based on an analysis of events that have occurred and circumstances that have changed. The key drivers impacting the recoverable amount from 2018 are consistent with the key assumptions below.

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 9.50% to 12.50% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.
Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 10.50 to 11.50. The price-to-assets-under-management ratios used range from 1.5% to 2.0%.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.
80 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

9.B Intangible Assets
Changes in intangible assets are as follows:

	Finite life
	Internally generated software	Other	Indefinite life	Total
Gross carrying amount
Balance, January 1, 2022	$1,265	$2,367	$1,081	$4,713
Additions	206	23	—	229
Acquisitions	232	999	—	1,231
Disposals	(1)	—	—	(1)
Foreign exchange rate movements	59	153	36	248
Balance, December 31, 2022	$1,761	$3,542	$1,117	$6,420
Additions	126	261	46	433
Acquisitions	—	368	67	435
Foreign exchange rate movements	(11)	(73)	(8)	(92)
Balance, December 31, 2023	$1,876	$4,098	$1,222	$7,196
Accumulated amortization and impairment losses
Balance, January 1, 2022	$(615)	$(705)	$(23)	$(1,343)
Amortization charge for the year	(113)	(174)	—	(287)
Disposals	1	—	—	1
Impairment of intangible assets	(16)	(2)	—	(18)
Foreign exchange rate movements	(22)	(25)	(2)	(49)
Balance, December 31, 2022	$(765)	$(906)	$(25)	$(1,696)
Amortization charge for the year	(113)	(231)	—	(344)
Impairment of intangible assets	—	—	(5)	(5)
Foreign exchange rate movements	6	15	2	23
Balance, December 31, 2023	$(872)	$(1,122)	$(28)	$(2,022)
Net carrying amount, end of period:
As at December 31, 2022	$996	$2,636	$1,092	$4,724
As at December 31, 2023	$1,004	$2,976	$1,194	$5,174

The components of the intangible assets are as follows:

As at December 31,	2023	2022
Finite life intangible assets:
Distribution, sales potential of field force	$258	$281
Client relationships and asset administration contracts	2,718	2,355
Internally generated software	1,004	996
Total finite life intangible assets	3,980	3,632
Indefinite life intangible assets:
Fund management contracts(1)	1,194	1,092
Total indefinite life intangible assets	1,194	1,092
Total intangible assets	$5,174	$4,724

(1)     Fund management contracts are attributable to Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 81

10. Insurance Contracts
10.A Summary and Methods and Assumptions
10.A.i Summary
We sell a variety of insurance contracts that include all forms of life, health and critical illness insurance sold to individuals and groups, annuities, and segregated fund products with guarantees. We hold reinsurance contracts that transfer mortality and other risks following internal guidelines.

Insurance contracts with direct participation features are products where investments are managed on behalf of policyholders, and investment returns less a variable fee are passed through to policyholders with the insurance benefits they receive. Insurance contracts with direct participation features are measured using the VFA, and include segregated funds, unit-linked contracts, variable universal life contracts, and most participating insurance contracts. Reinsurance contracts (both issued and held) cannot be measured using the VFA.

Insurance contracts without direct participation features are eligible to use the PAA if the coverage period is one year or less, or if the result of applying the PAA is not expected to be materially different result than applying the GMA in each reporting period over the life of the contract. Insurance contracts eligible to use the PAA include most group life and health contracts and the associated reinsurance contracts held.

Other insurance contracts are measured using the GMA. This includes most individual life and health insurance contracts and annuities and the associated reinsurance contracts held.

The Consolidated Statements of Financial Position present insurance contracts issued and reinsurance contracts held as both assets and liabilities, depending on whether the portfolio is in an asset or liability position. The disclosures in this Note are for the net insurance contract asset or liability, and net reinsurance contract held asset or liability. In addition, certain disclosures in this Note exclude assets and liabilities for contracts measured using the PAA, as indicated.

The tables in this note show the insurance contracts issued and reinsurance contracts held by reportable business segment, excluding insurance contract liabilities for account of segregated fund holders. Further details on Insurance contract liabilities for account of segregated fund holders are included in Note 21. Total insurance contract liabilities, including Insurance contract liabilities for account of segregated fund holders, are $154,710 as at December 31, 2023 (December 31, 2022 — $154,433, January 1, 2022 — $175,491).

As at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Total contracts:
Insurance contract assets	$—	$90	$94	$—	$184
Insurance contract liabilities(1)	82,436	24,630	28,527	76	135,669
Net insurance contract liabilities	$82,436	$24,540	$28,433	$76	$135,485
Reinsurance contract held assets	1,557	4,083	154	—	5,794
Reinsurance contract held liabilities	1,432	—	191	—	1,623
Net reinsurance contract held assets	$125	$4,083	$(37)	$—	$4,171
Contracts measured using the PAA:
Insurance contract assets	$—	$—	$—	$—	$—
Insurance contract liabilities	12,446	4,791	27	—	17,264
Net insurance contract liabilities — PAA	$12,446	$4,791	$27	$—	$17,264
Reinsurance contract held assets	152	185	4	—	341
Reinsurance contract held liabilities	—	—	—	—	—
Net reinsurance contract held assets — PAA	$152	$185	$4	$—	$341
Contracts not measured using the PAA:
Insurance contract assets	$—	$90	$94	$—	$184
Insurance contract liabilities(1)	69,990	19,839	28,500	76	118,405
Net insurance contract liabilities — non-PAA	$69,990	$19,749	$28,406	$76	$118,221
Reinsurance contract held assets	1,405	3,898	150	—	5,453
Reinsurance contract held liabilities	1,432	—	191	—	1,623
Net reinsurance contract held assets — non-PAA	$(27)	$3,898	$(41)	$—	$3,830

(1)    Includes liabilities of $(105) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.
82 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

As at December 31, 2022	Canada	U.S.	Asia	Corporate	Total
Total contracts:
Insurance contract assets	$—	$—	$75	$—	$75
Insurance contract liabilities(1)	74,435	25,158	27,437	4,264	131,294
Net insurance contract liabilities	$74,435	$25,158	$27,362	$4,264	$131,219
Reinsurance contract held assets	1,504	4,104	441	66	6,115
Reinsurance contract held liabilities	1,369	—	234	—	1,603
Net reinsurance contract held assets	$135	$4,104	$207	$66	$4,512
Contracts measured using the PAA:
Insurance contract assets	$—	$—	$—	$—	$—
Insurance contract liabilities	11,780	5,067	76	—	16,923
Net insurance contract liabilities — PAA	$11,780	$5,067	$76	$—	$16,923
Reinsurance contract held assets	218	222	1	—	441
Reinsurance contract held liabilities	41	—	—	—	41
Net reinsurance contract held assets — PAA	$177	$222	$1	$—	$400
Contracts not measured using the PAA:
Insurance contract assets	$—	$—	$75	$—	$75
Insurance contract liabilities(1)	62,655	20,091	27,361	4,264	114,371
Net insurance contract liabilities — non-PAA	$62,655	$20,091	$27,286	$4,264	$114,296
Reinsurance contract held assets	1,286	3,882	440	66	5,674
Reinsurance contract held liabilities	1,328	—	234	—	1,562
Net reinsurance contract held assets — non-PAA	$(42)	$3,882	$206	$66	$4,112

(1)    Includes liabilities of $(154) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.

As at January 1, 2022	Canada	U.S.	Asia	Corporate	Total
Total contracts:
Insurance contract assets	$—	$20	$142	$—	$162
Insurance contract liabilities(1)	84,283	28,846	30,045	6,238	149,412
Net insurance contract liabilities	$84,283	$28,826	$29,903	$6,238	$149,250
Reinsurance contract held assets	1,864	4,549	128	71	6,612
Reinsurance contract held liabilities	1,751	37	201	5	1,994
Net reinsurance contract held assets	$113	$4,512	$(73)	$66	$4,618
Contracts measured using the PAA:
Insurance contract assets	$—	$—	$—	$—	$—
Insurance contract liabilities	12,472	4,846	77	—	17,395
Net insurance contract liabilities — PAA	$12,472	$4,846	$77	$—	$17,395
Reinsurance contract held assets	196	240	1	—	437
Reinsurance contract held liabilities	—	—	—	—	—
Net reinsurance contract held assets — PAA	$196	$240	$1	$—	$437
Contracts not measured using the PAA:
Insurance contract assets	$—	$20	$142	$—	$162
Insurance contract liabilities(1)	71,811	24,000	29,968	6,238	132,017
Net insurance contract liabilities — non-PAA	$71,811	$23,980	$29,826	$6,238	$131,855
Reinsurance contract held assets	1,668	4,309	127	71	6,175
Reinsurance contract held liabilities	1,751	37	201	5	1,994
Net reinsurance contract held assets — non-PAA	$(83)	$4,272	$(74)	$66	$4,181

(1)    Includes liabilities of $195 for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 83

10.A.ii Methods and Assumptions
General
A group of insurance contracts is measured as the total of FCF, which is the present value of future cash flows plus the risk adjustment for non-financial risk, and, for groups measured using the GMA or VFA, the CSM. In measuring the present value of future cash flows, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour ("policyholder behaviour"), expenses and other factors over the life of our products, and the prevailing market view of the cost of financial risk in our products. Many of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

The RA is the compensation we require for the uncertainty related to non-financial risk in the estimates of future cash flows. This compensation is measured by discounting cash flows from applying margins to the non-financial assumptions used in the estimate of future cash flows.

The CSM represents the unearned profit that will be recognized as insurance contract services are provided.

The methods and assumptions used in the measurement of insurance contracts are reviewed regularly and are subject to external actuarial peer review.
Present Value of Future Cash Flows
Assumptions for non-financial risk variables in the present value of future cash flows are intended to be current, neutral estimates of the expected outcome as guided by Canadian accepted actuarial practice. The choice of assumptions takes into account current circumstances, past experience data from our own experience or from the industry, the relationship of past to expected future experience, anti-selection, the relationship among assumptions (including those for financial risk variables), and other relevant factors.

Assumptions for financial risk variables in the present value of future cash flows are based on current observable market prices, adjusted to account for differences between the financial risk embedded in our products and those in the corresponding observed market instrument. Where no relevant market instrument is available, we use the best information available as guided by Canadian accepted actuarial practice.
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience or experience from reinsurers where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.
Morbidity
Morbidity refers to the rate of being unhealthy or disabled and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For Canadian long-term care and critical illness insurance in Canada and Asia, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry or reinsurer experience.
Policyholder Behaviour
Lapse or surrender
Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse or surrender experience on life insurance are generally based on our five-year average experience. Lapse or surrender rates vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.
Premium payment patterns
For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.
Expense
Future expenses directly attributable to the fulfillment of our insurance contracts include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related overhead. Future expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are based on long-term expectations.

Acquisition expenses directly attributable to portfolios of insurance contracts include the costs of selling, underwriting and issuing insurance contracts. For new insurance contracts measured using the GMA or VFA, actual or estimated directly attributable acquisition expenses are recognized in the initial measurement of the contract. If estimates are used, the difference between estimated and actual acquisition expenses adjusts the CSM when the group of insurance contracts is closed to new contracts.
Current Discount Rates
Current discount rates are used to discount estimates of future cash flows in determining the present value of future cash flows. Current discount rates reflect the time value of money, the characteristics of the cash flows, and the liquidity characteristics of the insurance contracts.
84 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Current discount rates for cash flows that do not vary based on returns on underlying items
Cash flows that do not vary at all based on the returns on any underlying items are discounted at rates that reflect the timing and currency of cash flows and the liquidity characteristics of the insurance contracts.

The timing of cash flows is reflected by constructing a discount curve, so that each cash flow is discounted consistent with the timing of the cash flow. In constructing the discount curve, a portion is based on market information (the observable period) and beyond that period, the discount rates are estimated (the unobservable period). The observable period, which varies by currency, is the time period where information on risk-free interest rates is deep and liquid. In the unobservable period, risk-free rates are interpolated between the last observable point and an ultimate risk-free rate at year 70. The ultimate risk-free rate is estimated using historical averages as guided by Canadian accepted actuarial practice.

The currency of cash flows is reflected by using different discount curves for different currencies.

Liquidity is reflected by adding a liquidity premium to risk-free discount rates that is consistent with the liquidity characteristics of the insurance contracts. The liquidity premium in the observable period is based on the liquidity premium on assets with similar liquidity characteristics, which is estimated from the spread inherent in current market yields less a deduction for expected and unexpected credit losses. The deduction for expected and unexpected credit losses is estimated using historical rating agency data and current market conditions, and varies by asset type, quality, and duration. The liquidity premium in the unobservable period is interpolated between the last observable liquidity premium and an ultimate liquidity premium (at year 70) specific to liquid or illiquid contracts as guided by Canadian accepted actuarial practice.

The following table provides a weighted average summary of the discount curves used to present value cash flows that do not vary based on the returns on underlying items for all major products by business group:

As at		December 31, 2023					December 31, 2022
		1 year	5 years	10 years	30 years	Ultimate	1 year	5 years	10 years	30 years	Ultimate
Canada	CAD	5.51%	4.67%	4.59%	4.46%	4.95%	5.36%	5.00%	5.02%	4.80%	4.65%
U.S.	USD	5.84%	5.12%	5.04%	5.05%	4.95%	6.06%	5.83%	5.47%	5.33%	4.65%
Asia	USD	5.89%	5.06%	5.37%	5.48%	4.95%	5.88%	5.61%	6.35%	5.38%	4.65%
Current discount rates for cash flows that vary with returns on underlying items
Discount rates for cash flows that vary directly with returns on underlying items reflect that variability. For the portion of cash flows that is a pass through of returns on underlying items to policyholders, the discount rate is such that the present value of cash flows equals the portion of the underlying items that is passed through to policyholders. For cash flows that vary, but not directly, with underlying items (e.g., financial guarantees), scenario testing may be necessary. If so, discount rates used in the scenario projections are scenario-specific and based on the projected risk-free rates in the scenario plus liquidity premiums consistent with the liquidity characteristics of the contracts being measured.
Scenario Testing
Scenario testing may be required when the relationship between cash flows and financial risk variables is non-linear, or where there are complex interdependencies among cash flows. In scenario testing of financial risk variables, future cash flows are projected for each scenario path and discounted at the scenario-specific discount rates, resulting in a present value of future cash flows for each scenario. The provision for the projected cash flows is the average of the scenario-specific values. Assumptions for non-financial risk variables are the best estimate assumptions consistent with the scenario.

Scenarios are consistent with the current market environment. Our Economic Scenario Generator calibration process produces integrated stochastic scenarios of financial risk variables (e.g., risk-free interest rates, bond fund returns, equity returns) with parameters calibrated to replicate observable market prices of financial instruments available in the market. Adjustments are made when the insurance contracts being measured are illiquid but the financial instruments to which the scenarios are calibrated to are liquid.
Risk Adjustment for Non-Financial Risk
The RA for insurance contracts issued is the compensation we require for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk. This amount is measured as the present value of the difference between estimated future cash flows with a margin applied to non-financial assumptions and estimated future cash flows without this adjustment. Margins generally range from 5% to 20% depending on the uncertainty in the determination of the assumption. The level of uncertainty, and hence the margin chosen, varies by assumption and by line of business and other factors. Considerations that would generally lead to a choice of margin at the higher end of the range are as follows:
•The statistical credibility of our experience is too low to be the primary source of data for choosing the assumption;
•Future experience is difficult to estimate;
•The cohort of risks lacks homogeneity;
•Operational risks adversely impact the ability to estimate the assumption; or
•Past experience may not be representative of future experience and the experience may deteriorate.

Margins are generally stable over time and are revised only to reflect changes in the level of uncertainty in the assumptions. Our margins tend to be at mid-range.

The RA for reinsurance contracts held represents the amount of risk transferred to the reinsurer. This is measured as the difference between the RA on the underlying insurance contracts without reinsurance and what the RA on the underlying insurance contracts would be with reinsurance. The RA for reinsurance contracts held increases the asset or reduces the liability for reinsurance contracts held.

The RA for insurance contracts corresponds to a confidence level of approximately 80-85% overall.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 85

Contractual Service Margin
The initial and subsequent measurement of CSM is described in Note 1. Additional detail about certain components of the measurement of CSM is provided below.
Interest accretion
For insurance contracts measured using the GMA, locked-in discount rates are used to accrete interest on the CSM. The locked-in discount rate for a group of insurance contracts is the weighted average of the current discount rates at initial recognition of the contracts in the group. For groups of contracts that were in-force as at January 1, 2022, which was the start of our restated comparative period as a result of adopting IFRS 17 (refer to Note 2 for details), the locked-in discount rates are the discount rates in effect at the date of transition as the fair value approach was applied for these groups at transition.

For insurance contracts measured using the VFA, there is no accretion of interest. Rather, the CSM is adjusted by the change in our share of the fair value of underlying items.
Changes in FCF relating to future service
For insurance contracts measured using the GMA, locked-in discount rates are used to measure changes in FCF relating to future service. Changes in FCF relating to future service reflect changes in non-financial assumptions but not changes in assumptions related to financial risk.

For insurance contracts measured using the VFA, current discount rates are used to measure the change in FCF relating to future service. Changes in FCF relating to future service reflect both changes in non-financial assumptions and changes in assumptions related to financial risk.

Changes in FCF relating to future service include (Liability for Remaining Coverage only):
•All changes related to investment component payments (including current period payments);
•Changes arising from changes in assumptions used to derive the present value of future cash flows — limited to non-financial assumptions for insurance contracts measured using the GMA;
•Changes in future cash flows arising from claims in the current period; and
•For insurance contracts measured using the GMA, changes related to discretionary cash flows on some universal life and adjustable products. Discretionary cash flows are cash flows outside the guaranteed payments to the policyholder, and are described as a spread on earned rates (in the case of some universal life contracts) and in the policy on criteria for changes to adjustable policies for adjustable policies.
CSM amortization
The amount of CSM recognized as insurance revenue in each period to reflect the insurance contract services provided for a group of contracts in the period is determined by:
•Identifying the total coverage units in the group (for services in current and future periods) — based on the quantity of insurance contract services;
•Allocating the CSM at the end of the period equally to each coverage unit in the current period and expected to be provided in the future (i.e., coverage units "unitize" the services provided); then
•Recognizing in insurance revenue the amount allocated to coverage units provided in the period.

Total coverage units for services expected to be provided in future periods is the present value of projected coverage units. The present value is measured using locked-in discount rates for groups measured using the GMA and current discount rates for groups measured using the VFA.

The coverage unit for a group is based on the nature of the insurance contract services provided. Insurance contract services comprise services for providing insurance coverage and, for some contracts, investment-return or investment-related services. It does not include services related to performing functions such as claims adjudication. Where more than one type of service is provided to insurance contracts in a group, the coverage unit reflects the primary service provided.

For insurance contracts measured using the VFA, coverage units are based on the policyholder's account value or the policyholders' share of the fair value of underlying items. For insurance contracts measured using the GMA, coverage units are based on the expected claim amount (excluding any investment component) for life and health insurance contracts, and the payment due in a period for annuity contracts.

For reinsurance contracts held, CSM amortization reflects the services received in the period.
86 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

10.B Changes in Insurance Contracts
10.B.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability
The following tables show the changes in the net assets or liabilities for insurance contracts issued and reinsurance contracts held. The tables that illustrate changes by Measurement component exclude insurance contracts measured using the PAA. The tables that illustrate changes by Remaining coverage and incurred claims include insurance contracts measured using the PAA. Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 21.
Insurance Contracts Issued By Measurement Component
The following table shows the changes in net liabilities for insurance contracts issued by measurement component:

For the years ended and as at December 31,		2023			2022
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contracts — non-PAA, beginning of year:
Insurance contract assets	$(195)	$51	$69	$(75)	$(426)	$163	$101	$(162)
Insurance contract liabilities	96,623	6,847	10,901	114,371	113,634	8,580	9,803	132,017
Net balances, beginning of year	$96,428	$6,898	$10,970	$114,296	$113,208	$8,743	$9,904	$131,855
Changes related to current service:
CSM recognized for services provided			(923)	(923)			(871)	(871)
Risk adjustment recognized for non-financial risk expired		(545)		(545)		(493)		(493)
Income taxes specifically chargeable to the policyholder	(5)	—		(5)	71	—		71
Experience adjustments	169			169	229			229
Total changes related to current service	164	(545)	(923)	(1,304)	300	(493)	(871)	(1,064)
Changes related to future service:
Changes in estimates that adjust CSM(1)	(1,206)	292	914	—	(920)	(213)	1,133	—
Changes in estimates that do not adjust CSM (losses on onerous groups and reversals of such losses)	33	9		42	55	2		57
Contracts initially recognized in the year	(1,702)	513	1,259	70	(1,259)	456	894	91
Total changes related to future service	(2,875)	814	2,173	112	(2,124)	245	2,027	148
Changes related to past service — Adjustments to FCF for incurred claims	(39)	(12)		(51)	(25)	(2)		(27)
Insurance service result	(2,750)	257	1,250	(1,243)	(1,849)	(250)	1,156	(943)
Insurance finance (income) expenses from insurance contracts issued	8,131	525	(8)	8,648	(19,140)	(1,694)	(347)	(21,181)
Total changes recognized in income	5,381	782	1,242	7,405	(20,989)	(1,944)	809	(22,124)
Foreign currency translation	(898)	(54)	(106)	(1,058)	2,737	99	257	3,093
Total changes recognized in income and OCI	4,483	728	1,136	6,347	(18,252)	(1,845)	1,066	(19,031)
Cash flows:
Premiums received	14,798			14,798	12,610			12,610
Amounts paid to policyholders and other insurance service expenses paid	(11,809)			(11,809)	(9,499)			(9,499)
Insurance acquisition cash flows	(2,034)			(2,034)	(1,572)			(1,572)
Fees received from segregated funds	422			422	451			451
Other	393			393	(518)			(518)
Total cash flows	1,770			1,770	1,472			1,472
Dispositions (Note 3)	(3,885)	(92)	(261)	(4,238)	—	—	—	—
Contracts modified	46	—	—	46	—	—	—	—
Net balances, end of year	$98,842	$7,534	$11,845	$118,221	$96,428	$6,898	$10,970	$114,296
Insurance contracts — non-PAA, end of year:
Insurance contract assets	$(578)	$146	$248	$(184)	$(195)	$51	$69	$(75)
Insurance contract liabilities	99,420	7,388	11,597	118,405	96,623	6,847	10,901	114,371
Net balances, end of year	$98,842	$7,534	$11,845	$118,221	$96,428	$6,898	$10,970	$114,296

(1) Reflective of a contract modification resulting in the recognition of CSM related to a health contract in Asia Hong Kong.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 87

Insurance Contracts Issued By Remaining Coverage and Incurred Claims
The following table shows the changes in net liabilities for remaining coverage and incurred claims for insurance contracts issued:

	Liability for remaining coverage		Liability for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2023	Excluding loss component	Loss component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Insurance contract assets, beginning of year	$(118)	$19	$24	$—	$—	$(75)
Insurance contract liabilities, beginning of year	113,237	185	1,803	15,233	836	131,294
Net balances, beginning of year	$113,119	$204	$1,827	$15,233	$836	$131,219
Insurance revenue	(21,356)					(21,356)
Insurance service expenses:
Incurred claims and other expenses		23	4,919	11,806	105	16,853
Amortization of insurance acquisition cash flows	202					202
Changes related to future service (losses on onerous groups and reversals of such losses)		126				126
Changes related to past service (changes in FCF related to liability for incurred claims)			(51)	309	(163)	95
Total insurance service expenses	202	149	4,868	12,115	(58)	17,276
Insurance service result	(21,154)	149	4,868	12,115	(58)	(4,080)
Insurance finance (income) expenses	8,652	7	(31)	994	53	9,675
Total changes recognized in income	(12,502)	156	4,837	13,109	(5)	5,595
Foreign currency translation	(1,071)	(2)	43	(161)	(3)	(1,194)
Total changes recognized in income and OCI	(13,573)	154	4,880	12,948	(8)	4,401
Cash flows:
Premiums received	31,876					31,876
Amounts paid to policyholders and other insurance service expenses paid	—		(11,878)	(14,078)	—	(25,956)
Insurance acquisition cash flows	(2,061)		—	—	—	(2,061)
Fees received from segregated funds	422		—	—	—	422
Other	794		(428)	27	—	393
Total cash flows	31,031		(12,306)	(14,051)	—	4,674
Investment component excluded from insurance revenue and insurance service expense:
Expected/incurred claims	(6,959)		7,164	2,279	—	2,484
Experience adjustment	(2,484)		—	—	—	(2,484)
Total investment component excluded from insurance revenue and insurance service expense	(9,443)		7,164	2,279	—	—
Dispositions (Note 3)	(1,178)		(3,070)	(561)	—	(4,809)
Net balances, end of year	$119,956	$358	$(1,505)	$15,848	$828	$135,485
Insurance contract assets, end of year	$2,516	$—	$(2,700)	$—	$—	$(184)
Insurance contract liabilities, end of year	117,440	358	1,195	15,848	828	135,669
Net balances, end of year	$119,956	$358	$(1,505)	$15,848	$828	$135,485
88 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Liability for remaining coverage			Liability for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2022	Excluding loss component	Loss component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Insurance contract assets, beginning of year	$(242)	$—	$80	$—	$—	$(162)
Insurance contract liabilities, beginning of year	131,474	47	1,342	15,658	891	149,412
Net balances, beginning of year	$131,232	$47	$1,422	$15,658	$891	$149,250
Insurance revenue	(18,902)					(18,902)
Insurance service expenses:
Incurred claims and other expenses		(3)	4,925	9,931	270	15,123
Amortization of insurance acquisition cash flows	56					56
Changes related to future service (losses on onerous groups and reversals of such losses)		153				153
Changes related to past service (changes in FCF related to liability for incurred claims)			(29)	267	(221)	17
Total insurance service expenses	56	150	4,896	10,198	49	15,349
Insurance service result	(18,846)	150	4,896	10,198	49	(3,553)
Insurance finance (income) expenses	(21,257)	4	86	(1,325)	(103)	(22,595)
Total changes recognized in income	(40,103)	154	4,982	8,873	(54)	(26,148)
Foreign currency translation	2,636	3	198	494	(1)	3,330
Total changes recognized in income and OCI	(37,467)	157	5,180	9,367	(55)	(22,818)
Cash flows:
Premiums received(1)	27,655					27,655
Amounts paid to policyholders and other insurance service expenses paid(1)	—		(9,419)	(12,136)	—	(21,555)
Insurance acquisition cash flows	(1,552)		—	—	—	(1,552)
Fees received from segregated funds	451		—	—	—	451
Other	139		(638)	(58)	—	(557)
Total cash flows(1)	26,693		(10,057)	(12,194)	—	4,442
Investment component excluded from insurance revenue and insurance service expense:
Expected/incurred claims	(6,837)		5,282	2,062	—	507
Experience adjustment	(507)		—	—	—	(507)
Total investment component excluded from insurance revenue and insurance service expense	(7,344)		5,282	2,062	—	—
Acquisitions (Note 3)	5		—	340	—	345
Net balances, end of period(1)	$113,119	$204	$1,827	$15,233	$836	$131,219
Insurance contract assets, end of year	$(118)	$19	$24	$—	$—	$(75)
Insurance contract liabilities, end of year	113,237	185	1,803	15,233	836	131,294
Net balances, end of year	$113,119	$204	$1,827	$15,233	$836	$131,219

(1)    Reflects a change in presentation effective June 30, 2023. We have updated our prior period to reflect this change in presentation.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 89

Reinsurance Contracts Held By Measurement Component
The following table shows the changes in net assets for reinsurance contracts held by measurement component:

For the years ended and as at December 31,		2023			2022
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contracts — non-PAA, beginning of year:
Reinsurance contract assets	$4,061	$1,450	$163	$5,674	$4,412	$1,606	$157	$6,175
Reinsurance contract liabilities	(2,275)	771	(58)	(1,562)	(3,037)	1,093	(50)	(1,994)
Net balances, beginning of year	$1,786	$2,221	$105	$4,112	$1,375	$2,699	$107	$4,181
Changes related to current service:
CSM recognized for services received			(4)	(4)			(10)	(10)
Risk adjustment recognized for non-financial risk expired		(148)		(148)		(131)		(131)
Experience adjustments	137			137	(105)			(105)
Total changes related to current service	137	(148)	(4)	(15)	(105)	(131)	(10)	(246)
Changes related to future service:
Changes in estimates that adjust CSM	68	(52)	(16)	—	(203)	147	56	—
Loss recoveries at initial recognition of onerous underlying contracts			35	35			23	23
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(6)	23	(4)	13	(4)	25	(23)	(2)
Contracts initially recognized in the year	(45)	102	(57)	—	(37)	95	(58)	—
Total changes related to future service	17	73	(42)	48	(244)	267	(2)	21
Changes related to past service — Adjustments to FCF for incurred claims	(38)	(9)		(47)	249	(4)		245
Reinsurance contract held net income (expense)	116	(84)	(46)	(14)	(100)	132	(12)	20
Insurance finance income (expenses) from reinsurance contracts held	(120)	164	1	45	229	(648)	1	(418)
Total changes recognized in income	(4)	80	(45)	31	129	(516)	(11)	(398)
Foreign currency translation	(81)	(14)	(2)	(97)	359	38	9	406
Total changes recognized in income and OCI	(85)	66	(47)	(66)	488	(478)	(2)	8
Cash flows:
Premiums paid	1,525			1,525	1,562			1,562
Amounts recovered from reinsurers	(1,434)			(1,434)	(1,711)			(1,711)
Other	(279)			(279)	72			72
Total cash flows	(188)			(188)	(77)			(77)
Dispositions (Note 3)	(25)	(9)	1	(33)	—	—	—	—
Contracts modified	5	—	—	5	—	—	—	—
Net balances, end of year	$1,493	$2,278	$59	$3,830	$1,786	$2,221	$105	$4,112
Reinsurance contracts — non-PAA, end of year:
Reinsurance contract assets	$3,848	$1,431	$174	$5,453	$4,061	$1,450	$163	$5,674
Reinsurance contract liabilities	(2,355)	847	(115)	(1,623)	(2,275)	771	(58)	(1,562)
Net balances, end of year	$1,493	$2,278	$59	$3,830	$1,786	$2,221	$105	$4,112

90 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Reinsurance Contracts Held By Remaining Coverage and Incurred Claims
The following table shows the changes in net assets for remaining coverage and incurred claims for reinsurance contracts held:

	Asset for remaining coverage		Asset for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2023	Excluding loss-recovery component	Loss-recovery component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Reinsurance contract assets, beginning of year	$4,894	$18	$752	$450	$1	$6,115
Reinsurance contract liabilities, beginning of year	(1,501)	—	(40)	(70)	8	(1,603)
Net balances, beginning of year	$3,393	$18	$712	$380	$9	$4,512
Reinsurance contract held net income (expense) excluding changes in risk of non-performance by the reinsurer	(1,994)	38	1,300	580	7	(69)
Changes in the risk of non-performance by the reinsurer	24	—	(24)	—	—	—
Reinsurance contract held net income (expense)	(1,970)	38	1,276	580	7	(69)
Insurance finance income (expenses) from reinsurance contracts held	23	2	8	25	1	59
Total changes recognized in income	(1,947)	40	1,284	605	8	(10)
Foreign currency translation	(67)	—	(82)	(22)	—	(171)
Total changes recognized in income and OCI	(2,014)	40	1,202	583	8	(181)
Cash flows:
Premiums paid	2,268					2,268
Amounts recovered from reinsurers			(1,549)	(562)		(2,111)
Other	(165)		(30)	(2)		(197)
Total cash flows	2,103		(1,579)	(564)		(40)
Investment component excluded from reinsurance contract held net income (expense):
Expected/incurred claims	103	—	44	25	—	172
Experience adjustment	(172)	—		—	—	(172)
Total investment component excluded from reinsurance contract held net income (expense)	(69)	—	44	25	—	—
Dispositions (Note 3)	7	—	(22)	(105)	—	(120)
Net balances, end of year	$3,420	$58	$357	$319	$17	$4,171
Reinsurance contract assets, end of year	$5,019	$56	$383	$319	$17	$5,794
Reinsurance contract liabilities, end of year	(1,599)	2	(26)	—	—	(1,623)
Net balances, end of year	$3,420	$58	$357	$319	$17	$4,171
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 91

Asset for remaining coverage			Asset for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2022	Excluding loss-recovery component	Loss-recovery component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Reinsurance contract assets, beginning of year	$5,600	$—	$558	$444	$10	$6,612
Reinsurance contract liabilities, beginning of year	(1,957)	—	(37)	—	—	(1,994)
Net balances, beginning of year	$3,643	$—	$521	$444	$10	$4,618
Reinsurance contract held net income (expense) excluding changes in risk of non-performance by the reinsurer	(2,279)	18	1,407	701	—	(153)
Changes in the risk of non-performance by the reinsurer	38	—	(38)	—	—	—
Reinsurance contract held net income (expense)	(2,241)	18	1,369	701	—	(153)
Insurance finance income (expenses) from reinsurance contracts held	(430)	—	9	(18)	(1)	(440)
Total changes recognized in income	(2,671)	18	1,378	683	(1)	(593)
Foreign currency translation	227	—	165	(17)	—	375
Total changes recognized in income and OCI	(2,444)	18	1,543	666	(1)	(218)
Cash flows:
Premiums paid	2,489					2,489
Amounts recovered from reinsurers			(1,702)	(753)		(2,455)
Other	(217)		295	—		78
Total cash flows	2,272		(1,407)	(753)		112
Investment component excluded from reinsurance contract held net income (expense):
Expected/incurred claims	38	—	55	23	—	116
Experience adjustment	(116)	—		—	—	(116)
Total investment component excluded from reinsurance contract held net income (expense)	(78)	—	55	23	—	—
Net balances, end of year	$3,393	$18	$712	$380	$9	$4,512
Reinsurance contract assets, end of year	$4,894	$18	$752	$450	$1	$6,115
Reinsurance contract liabilities, end of year	(1,501)	—	(40)	(70)	8	(1,603)
Net balances, end of year	$3,393	$18	$712	$380	$9	$4,512

92 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

10.B.ii CSM Movement Analysis
Insurance Contracts Issued
The following table shows the changes in CSM by reportable segment for insurance contracts issued:

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$5,481	$1,296	$3,811	$382	$10,970
Changes recognized in income and OCI:
CSM recognized for services provided	(432)	(116)	(365)	(10)	(923)
Changes in estimates that adjust CSM	492	(128)	555	(5)	914
Contracts initially recognized in the year	552	—	707	—	1,259
Insurance finance (income) expenses from insurance contracts issued	(31)	20	4	(1)	(8)
Foreign currency translation	—	(29)	(91)	14	(106)
Dispositions	—	119	—	(380)	(261)
Net balances, end of year	$6,062	$1,162	$4,621	$—	$11,845

For the year ended and as at December 31, 2022	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$5,346	$1,201	$3,054	$303	$9,904
Changes recognized in income and OCI:
CSM recognized for services provided	(398)	(111)	(326)	(36)	(871)
Changes in estimates that adjust CSM	419	105	483	126	1,133
Contracts initially recognized in the year	443	—	451	—	894
Insurance finance (income) expenses from insurance contracts issued	(329)	9	(21)	(6)	(347)
Foreign currency translation	—	92	170	(5)	257
Net balances, end of year	$5,481	$1,296	$3,811	$382	$10,970
Reinsurance Contracts Held
The following table shows the changes in CSM by reportable segment for reinsurance contracts held:

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$(20)	$128	$(7)	$4	$105
Changes recognized in income and OCI:
CSM recognized for services received	—	(7)	1	2	(4)
Changes in estimates that adjust CSM	78	(113)	26	(7)	(16)
Loss recoveries at initial recognition of onerous underlying contracts	34	—	1	—	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(3)	—	(1)	—	(4)
Contracts initially recognized in the year	(57)	—	—	—	(57)
Insurance finance income (expenses) from reinsurance contracts held	—	1	—	—	1
Foreign currency translation	—	—	(2)	—	(2)
Dispositions	—	—	—	1	1
Net balances, end of year	$32	$9	$18	$—	$59

For the year ended and as at December 31, 2022	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$12	$111	$(3)	$(13)	$107
Changes recognized in income and OCI:
CSM recognized for services received	(1)	(10)	(2)	3	(10)
Changes in estimates that adjust CSM	23	39	(20)	14	56
Loss recoveries at initial recognition of onerous underlying contracts	23	—	—	—	23
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(14)	(22)	13	—	(23)
Contracts initially recognized in the year	(63)	—	5	—	(58)
Insurance finance income (expenses) from reinsurance contracts held	—	1	—	—	1
Foreign currency translation	—	9	—	—	9
Net balances, end of year	$(20)	$128	$(7)	$4	$105
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 93

10.B.iii Analysis of Insurance Revenue
Insurance revenue in the Consolidated Statements of Operations consists of the following:

For the years ended	Canada	U.S	Asia	Corporate	Total
December 31, 2023
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$2,924	$1,092	$655	$68	$4,739
Release of risk adjustment(1)	344	32	162	7	545
CSM recognized for services provided	432	116	365	10	923
Income taxes specifically chargeable to the policyholder	5	—	—	—	5
Premium experience adjustments	—	—	—	—	—
Amortization of insurance acquisition cash flows	90	—	112	—	202
Total insurance revenue for contracts not measured using the PAA	3,795	1,240	1,294	85	6,414
For contracts measured using the PAA:
Insurance revenue	4,370	10,481	91	—	14,942
Total insurance revenue	$8,165	$11,721	$1,385	$85	$21,356
December 31, 2022
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$2,785	$803	$746	$399	$4,733
Release of risk adjustment(1)	339	27	97	30	493
CSM recognized for services provided	398	111	326	36	871
Income taxes specifically chargeable to the policyholder	(70)	—	—	(1)	(71)
Premium experience adjustments	—	—	—	—	—
Amortization of insurance acquisition cash flows	22	—	35	—	57
Total insurance revenue for contracts not measured using the PAA	3,474	941	1,204	464	6,083
For contracts measured using the PAA:
Insurance revenue	4,637	8,063	119	—	12,819
Total insurance revenue	$8,111	$9,004	$1,323	$464	$18,902

(1)Expected claims and other expenses excludes investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).

94 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

10.B.iv Contracts initially Recognized in the Period
The tables in this section illustrate the effect on the Consolidated Statements of Financial Position of insurance contracts initially recognized during the period, excluding contracts measured using the PAA.
Insurance Contracts Issued

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$(9,564)	$—	$(6,181)	$—	$(15,745)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	1,009	—	1,277	—	2,286
Other cash outflows	7,804	—	3,953	—	11,757
Risk adjustment	260	—	253	—	513
CSM	552	—	707	—	1,259
Total contracts initially recognized in the period (excluding acquisitions)	$61	$—	$9	$—	$70
Amounts related to onerous contracts included in total contracts above:
Estimates of present value of future cash inflows	$(1,978)	$—	$(129)	$—	$(2,107)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	77	—	25	—	102
Other cash outflows	1,845	—	108	—	1,953
Risk adjustment	117	—	5	—	122
Total onerous contracts	$61	$—	$9	$—	$70

For the year ended and as at December 31, 2022	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$(7,727)	$—	$(3,563)	$—	$(11,290)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	746	—	601	—	1,347
Other cash outflows	6,356	—	2,328	—	8,684
Risk adjustment	264	—	192	—	456
CSM	443	—	451	—	894
Total contracts initially recognized in the period (excluding acquisitions)	$82	$—	$9	$—	$91
Amounts related to onerous contracts included in total contracts above:
Estimates of present value of future cash inflows	$(927)	$—	$(107)	$—	$(1,034)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	59	—	28	—	87
Other cash outflows	840	—	83	—	923
Risk adjustment	110	—	5	—	115
Total onerous contracts	$82	$—	$9	$—	$91

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 95

Reinsurance Contracts Held

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$264	$—	$85	$—	$349
Estimates of present value of future cash outflows:
Premiums and other expenses	(277)	—	(117)	—	(394)
Insurance acquisition cash flows	—	—	—	—	—
Risk adjustment	70	—	32	—	102
CSM	(57)	—	—	—	(57)
Total contracts initially recognized in the period (excluding acquisitions)	$—	$—	$—	$—	$—
Amounts related to contracts initially recognized in the period with a loss recovery component included in total contracts above:
Estimates of present value of future cash inflows	$148	$—	$1	$—	$149
Estimates of present value of future cash outflows:
Premiums and other expenses	(147)	—	(1)	—	(148)
Insurance acquisition cash flows	—	—	—	—	—
Risk adjustment	45	—	—	—	45
CSM	(46)	—	—	—	(46)
Total reinsurance contracts held with a loss recovery component	$—	$—	$—	$—	$—
Loss recoveries at initial recognition of onerous underlying contracts	$34	$—	$1	$—	$35

For the year ended and as at December 31, 2022	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$259	$—	$41	$—	$300
Estimates of present value of future cash outflows:
Premiums and other expenses	(265)	—	(72)	—	(337)
Insurance acquisition cash flows	—	—	—	—	—
Risk adjustment	69	—	26	—	95
CSM	(63)	—	5	—	(58)
Total contracts initially recognized in the period (excluding acquisitions)	$—	$—	$—	$—	$—
Amounts related to contracts initially recognized in the period with a loss recovery component included in total contracts above:
Estimates of present value of future cash inflows	$143	$—	$3	$—	$146
Estimates of present value of future cash outflows:
Premiums and other expenses	(141)	—	(2)	—	(143)
Insurance acquisition cash flows	—	—	—	—	—
Risk adjustment	42	—	—	—	42
CSM	(44)	—	(1)	—	(45)
Total reinsurance contracts held with a loss recovery component	$—	$—	$—	$—	$—
Loss recoveries at initial recognition of onerous underlying contracts	$23	$—	$—	$—	$23
96 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

10.B.v Impact of Method and Assumption Changes
Impacts of method and assumption changes on insurance contracts, are as follows:

For the year ended December 31, 2023
	Income impact	Deferred in CSM	Description

Mortality / Morbidity	$(115)	$179	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK Annuities in the U.S and Group Retirement Services ("GRS") in Canada. These were offset partially by adverse mortality in In-force Management in the U.S. Mortality updates impacting CSM favourably are funded at locked-in rates that are lower than current rates resulting in a negative net income impact. Additionally, favourable morbidity impacts in Group Benefits in the U.S. were largely offset by unfavourable morbidity updates in Sun Life Health in Canada.
Expense	10	(171)	Updates to reflect higher costs related to IFRS 17 infrastructure and higher cost in Canada.
Financial	163	202	Updates to various financial related assumptions including the ultimate risk-free rate.
Policyholder Behaviour	(75)	(274)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in Individual Term and Universal Life in Canada, and in International, Hong Kong and Vietnam in Asia.
Model enhancements and other	107	382	Various enhancements and methodology changes. The largest items were favourable impacts from refinements to the modelling of guarantees for the Individual Par in Canada and International Universal Life in Asia, as well as modelling enhancements in Vietnam in Asia offset partially by a refinement in Group in Canada and to reinsurance and other provisions in Hong Kong in Asia.
Total (pre-tax)	$90	$318

For the year ended December 31, 2022
(restated, see Note 2)
	Income impact	Deferred in CSM	Description

Mortality / Morbidity	$(75)	$136	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK Annuity block in Corporate and in GRS in Canada offset partially by adverse morbidity impacts in Sun Life Health in Canada.
Expense	(9)	7	Updates to reflect expense experience.
Financial	24	135	Updates to various financial related assumptions.
Policyholder Behaviour	(35)	(30)	Updates to lapse and policyholder behaviour in all jurisdictions.
Model enhancements and other	(144)	184	Various enhancements and methodology changes. The largest being a refinement to Hong Kong variable universal life contracts in Asia and refinements to Segregated Fund modelling in Canada.
Total (pre-tax)	$(239)	$432
10.C Expectation of When CSM Will Be Recognized in Income
Insurance Contracts Issued
The following tables illustrate the expected timing of CSM amortization into Insurance revenue for insurance contracts issued.

	Canada	U.S.	Asia	Corporate	Total
As at December 31, 2023
Within 1 year	$476	$112	$387	$—	$975
1-3 years	848	194	677	—	1,719
3-5 years	726	162	571	—	1,459
5-10 years	1,378	294	1,075	—	2,747
Over 10 years	2,634	400	1,911	—	4,945
Total	$6,062	$1,162	$4,621	$—	$11,845
As at December 31, 2022
Within 1 year	$396	$116	$290	$42	$844
1-3 years	715	207	512	72	1,506
3-5 years	623	176	435	58	1,292
5-10 years	1,217	328	827	98	2,470
Over 10 years	2,530	469	1,747	112	4,858
Total	$5,481	$1,296	$3,811	$382	$10,970
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 97

Reinsurance Contracts Held
The following tables illustrate the expected timing of CSM amortization into net income (expense) for reinsurance contracts held.

	Canada	U.S.	Asia	Corporate	Total
As at December 31, 2023
Within 1 year	$(2)	$(3)	$(1)	$—	$(6)
1-3 years	(3)	(4)	(2)	—	(9)
3-5 years	(3)	(3)	(2)	—	(8)
5-10 years	(7)	(2)	(4)	—	(13)
Over 10 years	(17)	3	(9)	—	(23)
Total	$(32)	$(9)	$(18)	$—	$(59)
As at December 31, 2022
Within 1 year	$1	$(11)	$1	$1	$(8)
1-3 years	2	(19)	1	1	(15)
3-5 years	2	(17)	1	—	(14)
5-10 years	4	(32)	2	(1)	(27)
Over 10 years	11	(49)	2	(5)	(41)
Total	$20	$(128)	$7	$(4)	$(105)
10.D CSM and Insurance Revenue by Transition Method
Insurance Contracts Issued
The following tables show the reconciliations of the CSM and the amount of insurance revenue recognized separately for insurance contracts that existed at the transition date to which the fair value transition approach was applied. The reconciliation of the CSM for all other contracts is for contracts issued after the transition date and contracts at the transition date that are not measured using the PAA. Insurance revenue for all other contracts includes contracts issued after the transition date as well as all revenue from all contracts measured using the PAA.

For the years ended December 31,	2023	2022
Insurance contracts at transition measured using the fair value approach:
Contractual Service Margin:
Balances, beginning of year	$10,205	$9,886
Changes related to current service:
CSM recognized for services provided	(822)	(843)
Experience adjustments	—	—
Changes related to future service:
Changes in estimates that adjust CSM	703	1,274
Contracts initially recognized in the year	—	—
Insurance finance income (expenses) from insurance contracts issued	(39)	(352)
Foreign currency translation	(85)	240
Dispositions	(261)	—
Balances, end of year	$9,701	$10,205
Insurance revenue	$5,716	$5,892
All other insurance contracts:
Contractual Service Margin:
Balances, beginning of year	$765	$18
Changes related to current service:
CSM recognized for services provided	(101)	(28)
Experience adjustments	—	—
Changes related to future service:
Changes in estimates that adjust CSM	211	(141)
Contracts initially recognized in the year	1,259	894
Insurance finance income (expenses) from insurance contracts issued	31	5
Foreign currency translation	(21)	17
Balances, end of year	$2,144	$765
Insurance revenue	$15,640	$13,010

98 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Reinsurance Contracts Held
The following tables show the reconciliations of the CSM separately for reinsurance contracts held that existed at the transition date to which the fair value transition approach was applied. The reconciliation of the CSM for all other contracts is for contracts issued after the transition date that are not measured using the PAA.

For the years ended December 31,	2023	2022
Reinsurance contracts held at transition measured using the fair value approach:
Contractual Service Margin:
Balances, beginning of year	$175	$107
Changes related to current service:
CSM recognized for services received	(11)	(13)
Experience adjustments	—	—
Changes related to future service:
Changes in estimates that adjust CSM	(22)	81
Loss recoveries at initial recognition of onerous underlying contracts	—	—
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	3	(9)
Contracts initially recognized in the period	—	—
Insurance finance income (expenses) from reinsurance contracts held	2	1
Foreign currency translation	(2)	8
Dispositions	1	—
Balances, end of year	$146	$175
All other reinsurance contracts held:
Contractual Service Margin:
Balances, beginning of year	$(70)	$—
Changes related to current service:
CSM recognized for services received	7	3
Experience adjustments	—	—
Changes related to future service:
Changes in estimates that adjust CSM	6	(25)
Loss recoveries at initial recognition of onerous underlying contracts	35	23
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(7)	(14)
Contracts initially recognized in the period	(57)	(58)
Insurance finance income (expenses) from reinsurance contracts held	(1)	—
Foreign currency translation	—	1
Balances, end of year	$(87)	$(70)
10.E Underlying Items for Insurance Contracts Issued with Direct Participation Features
The fair value of the underlying items for insurance contract liabilities for the account of segregated fund holders are included in Note 21.

The composition and fair value of the underlying items for other insurance contracts with direct participation features included in the Consolidated Statements of Financial position, are as follows:

As at December 31,	2023	2022
Cash, cash equivalents and short-term securities	$3,529	$2,339
Debt securities	23,668	22,140
Equity securities	4,790	4,750
Mortgages and loans	10,746	9,749
Derivative assets	250	131
Other financial invested assets	2,260	2,187
Investment properties	5,967	6,346
Total	$51,210	$47,642
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 99

10.F Insurance Service Expenses

For the years ended December 31,	2023	2022
Incurred claims	$14,851	$13,284
Directly attributable operating expenses and commissions (Note 17)	2,002	1,839
Total incurred claims and other expenses(1)	16,853	15,123
Amortization of insurance acquisition cash flows	202	56
Insurance acquisition cash flows expensed as incurred (Note 17)	1,174	1,107
Changes related to future service (losses on onerous groups and reversals of such losses)	126	153
Changes related to past service (changes in FCF related to liability for incurred claims)	95	17
Total insurance service expenses	$18,450	$16,456

(1)Total incurred claims and other expenses excludes investment components.
10.G Role of the Appointed Actuary
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the statement dates. Examination of supporting data for accuracy and completeness and analysis of the assets supporting the policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2023 analysis tested our capital adequacy until December 31, 2027, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our LICAT Ratios.

100 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

11. Other Liabilities
11.A Composition of Other Liabilities

As at December 31,	2023	2022
		(restated, see Note 2)
Accounts payable	$2,493	$2,354
Bank overdrafts and cash pooling	—	6
Repurchase agreements (Note 5)	2,705	2,725
Accrued expenses and taxes	4,433	4,002
Credit facilities(1)	2,330	2,339
Borrowed funds(2)	333	403
Accrued post-retirement benefit liability (Note 24)	355	268
Secured borrowings from mortgage securitization (Note 5)	2,119	2,158
Lease liabilities	989	952
Other financial liabilities (Note 5)(3)	2,449	1,996
Obligations for securities borrowing	223	73
Collateralized loan obligations (Note 5)	3,247	2,816
Deferred payments liability	240	299
Other(1)	1,739	1,718
Total other liabilities	$23,655	$22,109

(1)    Interest expense on credit facilities and other borrowings was $167 and $52 for 2023 and 2022, respectively.
(2)    The change in Borrowed funds relates to net cash flow changes of $(72) in 2023 (2022 — $(34)) and foreign exchange rate movements of $2 in 2023 (2022 — $8).
(3)    Comprises of financial liabilities related to acquisitions, including put option liabilities and financial liabilities due to NCI. Interest expense on financial liabilities related to acquisitions was $91 in 2023 (2022 — $68).

Other financial liabilities include contingent consideration payments and obligations to purchase remaining outstanding shares of certain SLC Management subsidiaries. These amounts are initially measured at fair value. For obligations to purchase remaining outstanding shares, the fair value is based on the expected average EBITDA using multiples in accordance with contractual terms as described in Note 5.A.iii. During the year, these amounts were revised to reflect the change in expected cash flows, resulting in an increase in our liability of $48 (2022 — $96), which has been recognized in the Consolidated Statements of Operations.
11.B Borrowed Funds
Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2023	2022
Encumbrances on real estate	Cdn. dollars	Current — 2029	$258	$326
Encumbrances on real estate	U.S. dollars	2024	75	77
Total borrowed funds			$333	$403

Interest expense on the borrowed funds was $14 and $15 for 2023 and 2022, respectively. The aggregate maturities of borrowed funds are included in Note 6.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 101

12. Senior Debentures and Innovative Capital Instruments
12.A Senior Debentures(1)
The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date	Maturity	2023	2022
Sun Life Assurance senior debentures:(2)
Issued to Sun Life Capital Trust ("SLCT I")
Series B issued June 25, 2002	7.093%	June 30, 2032(3)	2052	$200	$200
Fair value				$220	$215

(1)    All senior debentures are unsecured.
(2)    Redemption is subject to regulatory approval.
(3)    Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.
Interest expense on senior debentures was $14 for both 2023 and 2022.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.
12.B Innovative Capital Instruments
Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which were issued by SLCT I, established as a trust under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities — Series B ("SLEECS B"), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions.

The proceeds of the issuance of the SLEECS B were used by SLCT I to purchase senior debentures of Sun Life Assurance. SLCT I is not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to SLCT I are reported on our Consolidated Financial Statements.

The SLEECS B are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by SLCT I on the SLEECS B if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a "Missed Dividend Event"). If a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust.

If SLCT I fails to pay in cash the semi-annual interest payments or distributions on the SLEECS B in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s capital ratios fall below applicable thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS B automatically exchanged ("Automatic Exchange Event"). Upon an Automatic Exchange Event, former holders of the SLEECS B will cease to have any claim or entitlement to distributions, interest or principal against SLCT I and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

102 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield	Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal amount
Sun Life Capital Trust ("SLCT I")(1)(2)(3)(4)
SLEECS B	June 25, 2002	June 30, December 31	7.093%	June 30, 2007	Any time	$200

(1)    Subject to regulatory approval, SLCT I may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.
(2)    The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date.
(3)    The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)    Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 103

13. Subordinated Debt
The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call date(1)		Maturity	2023	2022
Sun Life Assurance:
Issued May 15, 1998(2)	6.30%	n/a		2028	$150	$150
Sun Life Financial Inc.:
Issued May 29, 2007(3)	5.40%	May 29, 2037	(4)	2042	398	398
Issued September 19, 2016(5)	3.05%	September 19, 2023		2028	—	999
Issued August 13, 2019(6)	2.38%	August 13, 2024		2029	750	749
Issued May 8, 2020(7)	2.58%	May 10, 2027		2032	997	996
Issued October 1, 2020(8)	2.06%	October 1, 2030		2035	747	746
Issued November 18, 2021(9)	2.46%	November 18, 2026		2031	498	498
Issued November 18, 2021(10),(12)	2.80%	November 21, 2028		2033	996	996
Issued November 18, 2021(11),(12)	3.15%	November 18, 2031		2036	498	498
Issued August 10, 2022(13)	4.78%	August 10, 2029		2034	647	646
Issued July 4, 2023(14)	5.50%	July 4, 2030		2035	497	—
Total subordinated debt					$6,178	$6,676
Fair value					$5,888	$6,106
(1)    Subject to regulatory approval all obligations are redeemable 5-years after issuance date. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date.
(2)    6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company ("Clarica") and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to         May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.
(3)    Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over CDOR.
(4)    For redemption of the 2007 debentures prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.25%.
(5)    Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. From September 19, 2023, interest is payable at 1.85% over CDOR. Between September 19, 2021 and September 19, 2023, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.52%. On September 19, 2023, SLF Inc. redeemed all of the outstanding $1,000 principal amount of these debentures in accordance with the redemption terms attached to such debentures.
(6)    Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029. From August 13, 2024, interest is payable at 0.85% over CDOR.
(7)    Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. From May 10, 2027, interest is payable at 1.66% over CDOR. Between May 10, 2025 and May 10, 2027, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.52%.
(8)    Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. From October 1, 2030, interest is payable at 1.03% over CDOR. Between October 1, 2025 and October 1, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.38%.
(9)    Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031. From November 18, 2026, interest is payable at 0.44% over CDOR.
(10)    Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033. From November 21, 2028, interest is payable at 0.69% over CDOR. Between November 21, 2026 and November 21, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.285%.
(11)    Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036. From November 18, 2031, interest is payable at 0.91% over CDOR. Between November 18, 2026 and November 18, 2031, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.335%.
(12)    Subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur.
(13)    Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures due 2034. From August 10, 2029, interest is payable at 1.96% over the CORRA.
(14)    Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures due 2035. From July 4, 2030, interest is payable at 1.93% over the CORRA.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $213 and $198 for 2023 and 2022, respectively.

104 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

14. Share Capital
The authorized share capital of SLF Inc. consists of the following:
•An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.
•An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized 14 series of Class A non-voting preferred shares, 8 of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 20.
Dividends and Restrictions on the Payment of Dividends
Under the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by SLCT I, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2023, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

In addition, under the terms of SLF Inc.’s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.
14.A Common Shares
Changes in common shares issued and outstanding for the years ended December 31 were as follows:

	2023		2022
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of year	586.4	$8,311	586.0	$8,305
Stock options exercised (Note 18)	1.0	56	0.4	6
Common shares purchased for cancellation	(2.8)	(40)	—	—
Balance, end of year	584.6	$8,327	586.4	$8,311

On August 29, 2023, we launched a normal course issuer bid (the "NCIB") to purchase up to 17 million of our common shares between
August 29, 2023 and, at the latest, August 28, 2024. We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIB. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIB at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

For the year ended December 31, 2023, we purchased and cancelled approximately 2.8 million common shares at an average price per share of $66.61 for a total amount of $186 under the NCIB. The total amount paid to purchase the shares pursuant to the NCIB is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 105

14.B Preferred Shares and Other Equity Instruments
There were no changes in preferred shares issued and outstanding for the years ended December 31, 2023 and December 31, 2022.

Further information on the preferred shares outstanding as at December 31, 2023, is as follows:

(in millions of shares)	Issue date	Annual dividend rate	Annual dividend per share		Earliest par call or redemption date(1)		Number of shares	Face amount	Net amount(2)
Class A Preferred shares
Series 3	January 13, 2006	4.45%		$1.11		Any time	10.0	$250	$245
Series 4	October 10, 2006	4.45%		$1.11		Any time	12.0	300	293
Series 5	February 2, 2007	4.50%		$1.13		Any time	10.0	250	245
Series 8R(3)	May 25, 2010	1.825%	(3)	$0.46		June 30, 2025(4)	6.2	155	152
Series 9QR(5)	June 30, 2015	Floating	(6)	Floating		June 30, 2025(7)	5.0	125	122
Series 10R(3)	August 12, 2011	2.967%	(3)	$0.74	(8)	September 30, 2026(4)	6.8	171	167
Series 11QR(5)	September 30, 2016	Floating	(6)	Floating		September 30, 2026(7)	1.2	29	28
Other equity instruments
Series 2021-1(9)	June 30, 2021	3.600%		n/a		June 30, 2026	1.0	1,000	987
Total preferred shares and other equity instruments							52.2	$2,280	$2,239

(1)    Redemption of all preferred shares and other equity instruments is subject to regulatory approval.
(2)    Net of after-tax issuance costs.
(3)    On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R – 1.41% and Series 10R – 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(4)    Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
(5)     On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.
(6)    Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR – 1.41% and Series 11QR – 2.17%.
(7)    Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
(8)    The annual dividend per share in the table above is the amount paid per share in 2023.
(9)    On the earliest redemption date and every five years thereafter, the interest rate will reset to an annual rate equal to the Government of Canada bond yield plus 2.604%.

15. Interests in Other Entities
15.A Subsidiaries
Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the UK, the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Effective the second quarter of 2023, we completed the sale of our UK Business unit. See Note 3. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including MFS and the group of companies under SLC Management.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 14 and 20.
15.B Joint Ventures and Associates
We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at or for the years ended December 31,	2023	2022
		(restated, see Note 2)
Carrying amount of interests in joint ventures and associates	$1,628	$1,614
Our share of:
Net income (loss)	94	(17)
Other comprehensive income (loss)	(37)	(63)
Total comprehensive income (loss)	$57	$(80)

106 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

In 2023, we increased our investment in our joint ventures and associates by $75, primarily in Asia (2022 — $69, primarily in Canada). During 2023, we received dividends and other proceeds relating to our joint ventures and associates of $32 (2022 — $27). We also incurred rental expenses of $19 (2022 — $17) related to leases with our joint ventures and associates, with the remaining future rental payments payable to our joint ventures and associates totaling $170 over 9 years.
15.C Joint Operations
We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other assets for owner-occupied properties, is $2,100 as at December 31, 2023 (December 31, 2022 — $2,228). The fair value of these jointly controlled assets is $2,200 as at December 31, 2023 (December 31, 2022 — $2,306).
15.D Unconsolidated Structured Entities
SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31,			2023		2022
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)	Carrying amount	Maximum exposure to loss(1)
Securitization entities — third-party managed	Debt securities	Debt securities	$9,931	$9,931	$9,155	$9,155
Securitization entities — third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$539	$539	$790	$790
Investment funds — third-party managed	Investment fund units	Equity securities	$5,869	$5,869	$5,766	$5,766
Investment funds — company managed(2)	Investment fund units and Limited partnership units	Equity securities, Other financial invested assets, and Other non-financial invested assets	$3,484	$3,484	$3,365	$3,365
Limited partnerships — third-party managed	Limited partnership units	Other non-financial invested assets	$3,128	$3,128	$2,786	$2,786

(1)    The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)    Includes investments in funds managed by our joint ventures with a carrying amount of $97 (2022 — $82).
15.D.i Securitization Entities
Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.
Third-Party Managed
Our investments in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations ("CDOs"), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.
Company Managed
We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.
15.D.ii Investment Funds and Limited Partnerships
Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 107

Third-Party Managed
We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investments in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.
Company Managed
We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 16. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 15.B.
15.E Consolidated Structured Entities
We control and consolidate structured entities related to the CLOs described in more detail in Note 5.A.i and investment funds managed by SLC Management and its affiliate managers which invest primarily in investment properties and entities which invest in renewable energy projects.

16. Fee Income

For the years ended December 31,	2023	2022
		(restated, see Note 2)
Fee income from service contracts:
Distribution fees	$973	$873
Fund management and other asset-based fees	5,595	5,557
Administrative service and other fees	1,264	1,017
Total fee income	$7,832	$7,447

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 4.

17. Operating expenses and commissions

For the years ended December 31,	2023	2022
		(restated, see Note 2)
Operating expenses incurred (insurance and non-insurance):
Employee expenses(1)	$6,144	$5,107
Premises and equipment	216	216
Capital asset depreciation	249	241
Service fees	1,220	1,152
Amortization and impairment of intangible assets and goodwill	349	475
Other expenses	2,610	1,882
Total operating expenses incurred (insurance and non-insurance)	10,788	9,073
Commissions incurred:
Insurance	2,084	1,802
Non-insurance	948	990
Total commissions incurred (insurance and non-insurance)	3,032	2,792
Total operating expenses and commissions incurred (insurance and non-insurance)	13,820	11,865
Less: Amounts deferred as insurance acquisition cash flows for insurance contracts	2,034	1,497
Amounts included in insurance service expenses (Note 10)	3,176	2,946
Investment components for insurance contracts excluded from expenses	615	330
Total operating expenses and commissions	$7,995	$7,092

(1)    See table below for further details.

108 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Employee expenses consist of the following:

For the years ended December 31,	2023	2022
Salaries, bonus, employee benefits	$5,605	$4,846
Share-based payments (Note 18)	491	227
Other personnel costs	48	34
Total employee expenses	$6,144	$5,107

18. Share-Based Payments
18.A Stock Option Plans
SLF Inc. has granted stock options to eligible employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange ("TSX") on the grant date. The options granted under the stock option plans vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan is 29,525,000 shares.

The activities in the stock option plans for the years ended December 31 are as follows:

	2023		2022
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	3,589	$58.51	3,042	$55.85
Granted	790	$67.68	709	$68.12
Exercised	(951)	$51.60	(115)	$45.94
Forfeited	—	$—	(47)	$62.38
Balance, December 31,	3,428	$62.54	3,589	$58.51
Exercisable, December 31	1,560	$57.89	1,785	$53.33

The weighted average share price at the date of exercise of stock options for the year ended December 31, 2023 was $68.44 (2022 — $64.00).

Compensation expense for stock options was $8 for the year ended December 31, 2023 (2022 — $7).

The stock options outstanding as at December 31, 2023, by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$39.02 to $55.00	689	2.55	$50.34
$55.01 to $65.00	1,052	5.73	$62.31
$65.01 to $68.12	1,687	8.53	$67.66
Total stock options	3,428	6.47	$62.54

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2023 was $11.54 (2022 — $9.64). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2023	2022
Risk-free interest rate	3.4%	1.8%
Expected volatility	23.3%	23.7%
Expected dividend yield	4.0%	4.0%
Expected life of the option (in years)	6.8	6.3
Exercise price	$67.68	$68.12

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 109

18.B Employee Share Ownership Plan
In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed.

In the U.S., the Sun Life Financial U.S. Employee Stock Purchase Plan allows eligible employees to buy shares of SLF Inc. at a 10% discount at the end of six-month offering periods. Under this plan, employees who enroll can contribute from 1% to 10% of their base salary. At the end of each period, accumulated employee amounts are used to purchase stock, with the Company financing the 10% discount. The total annual contribution, including the company discount, is limited to U.S. twenty-five thousand dollars based on its fair market value on the offering date.

We recorded an expense of $10 for the year ended December 31, 2023 (2022 — $9).
18.C Other Share-Based Payment Plans
All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:
Senior Executives’ Deferred Share Unit ("DSU") Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their short-term incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.
Sun Share Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Under this plan, some units are performance-based that may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.
Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total
Units outstanding December 31, 2023	4,945	618	5,563
Units outstanding December 31, 2022	4,675	710	5,385
Liability accrued as at December 31, 2023	$233	$43	$276
Liability accrued as at December 31, 2022	$188	$44	$232

Compensation expense and the Income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2023	2022
Compensation expense	$164	$43
Income tax expense (benefit)	$(43)	$(9)
18.D Share-Based Payment Plans of MFS
Share-based payment awards within MFS are based on their own shares. Restricted share awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards and restricted stock unit awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total
110 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

liability accrued attributable to all MFS share-based payment plans as at December 31, 2023 was $978 ($1,020 as at December 31, 2022) which includes a liability of $780 ($811 as at December 31, 2022) for the restricted shares and outstanding MFS shares.

Compensation expense and the Income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2023	2022
Compensation expense	$309	$168
Income tax expense (benefit)	$(59)	$(49)

19. Income Taxes
19.A Deferred Income Taxes
The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position:

As at December 31,	2023	2022
	(restated, see Note 2)
Deferred tax assets(1)	$3,878	$3,466
Deferred tax liabilities(1)	281	468
Net deferred tax asset	$3,597	$2,998

(1)    Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

The movement in net deferred tax assets for the years ended December 31, are as follows:

Investments		Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2022	$516	$1,716	$84	$986	$242	$(546)	$2,998
Acquisitions (disposals) through business combinations(3)	13	(9)	—	(42)	8	(117)	(147)
Charged to statement of operations	(564)	849	(5)	67	49	489	885
Charged to other comprehensive income	(68)	(18)	—	(30)	38	(23)	(101)
Charged to equity, other than other comprehensive income	2	(56)	—	6	—	24	(24)
Foreign exchange rate movements and Other	(1)	(3)	(3)	(11)	(10)	14	(14)
As at December 31, 2023	$(102)	$2,479	$76	$976	$327	$(159)	$3,597
(1)    Consists of Insurance contract assets and liabilities, Reinsurance contract held assets and liabilities, and Investment contract liabilities.
(2)    Includes unused tax credits.
(3)    Refer to Note 3.

(restated, see Note 2)	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2021	$(1,178)	$1,727	$74	$853	$301	$(251)	$1,526
IFRS 17 and 9 transition adjustments	(857)	2,037	—	—	—	—	1,180
As at January 1, 2022	(2,035)	3,764	74	853	301	(251)	2,706
Acquisitions (disposals) through business combinations(3)	1	10	—	32	8	(277)	(226)
Charged to statement of operations	2,340	(2,153)	4	(10)	(6)	(7)	168
Charged to other comprehensive income	202	85	—	92	(75)	—	304
Charged to equity, other than other comprehensive income	—	—	—	15	—	—	15
Foreign exchange rate movements and Other	8	10	6	4	14	(11)	31
As at December 31, 2022	$516	$1,716	$84	$986	$242	$(546)	$2,998

(1)    Consists of Insurance contract assets and liabilities, Reinsurance contract held assets and liabilities, and Investment contract liabilities.
(2)    Includes unused tax credits.
(3)    Refer to Note 3.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 111

We have accumulated non-capital tax losses, primarily in Canada, Indonesia and Vietnam, totaling $4,388 (2022 — $4,349). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have net capital losses of $9 (2022 — $10) for which a deferred tax asset of $2 (2022 — $2) has been recognized. Unused tax losses for which a deferred tax asset has not been recognized amount to $597 as of December 31, 2023 (2022 — $696) primarily in Indonesia and Vietnam. We also have capital losses of $nil in the UK (2022 — $434) and $202 in Canada (2022 — $275) for which a deferred tax asset of $26 (2022 — $181) has not been recognized. 2022 comparatives included losses in Sun Life UK which was sold in 2023.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we rely on projections of future taxable profits, and we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2030 and the capital losses can be carried forward indefinitely. The non-capital losses in Indonesia and Vietnam can be carried forward five years. The capital losses in the U.S. can be carried forward five years.

A tax recovery of $7 arose on the sale of Sun Life UK.

Recent amendments to IAS 12 provide a mandatory temporary exception to the recognition and disclosure of information about deferred taxes arising from Pillar Two, and we have applied this temporary exception. Since the Pillar Two legislation was not effective at the reporting date, the group has no related current tax exposure. Our deferred taxes will not reflect impacts of Pillar Two while the mandatory temporary exception is applicable. The global minimum tax rules will apply to Sun Life effective January 1, 2024, however the timing of the substantive enactment of these rules in most jurisdictions where Sun Life operates is uncertain. Under the legislation, Sun Life is liable to pay a top-up tax for the difference between the effective tax rate under the Pillar Two rules on a jurisdiction-by-jurisdiction basis and the 15% minimum rate. For the jurisdictions in which Sun Life operates where the rules are considered substantively enacted, it is expected that the rules will not have a significant impact on Sun Life’s Consolidated Financial Statements when they become effective.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2023, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $4,606 (2022 — $4,397).
19.B Income Tax Expense (Benefit)
In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

For the years ended December 31,	2023	2022
	(restated, see note 2)
Current income tax expense (benefit):
Current year	$1,187	$781
Adjustments in respect of prior years, including resolution of tax disputes	159	(67)
Total current income tax expense (benefit)	1,346	714
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	(637)	(82)
Adjustments in respect of prior years, including resolution of tax disputes	(172)	48
Tax expense (benefit) arising from unrecognized tax losses	(25)	18
Tax rate and other legislative changes	(51)	(152)
Total deferred income tax expense (benefit)	(885)	(168)
Total income tax expense (benefit)	$461	$546

Income tax benefit (expense) recognized directly in equity for the years ended December 31:

For the years ended December 31,	2023	2022
	(restated, see note 2)
Recognized in other comprehensive income:
Current income tax benefit (expense)	$—	$2
Deferred income tax benefit (expense)	(101)	304
Total recognized in other comprehensive income	(101)	306
Recognized in equity, other than other comprehensive income:
Deferred income tax benefit (expense)	(24)	15
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in Other comprehensive income	$(125)	$321

112 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2023		2022
			(restated, see note 2)
		%		%
Total net income (loss)	$3,469		$3,080
Add: Income tax expense (benefit)	461		546
Total net income (loss) before income taxes	$3,930		$3,626
Taxes at the combined Canadian federal and provincial statutory income tax rate	$1,091	27.8	$1,006	27.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(222)	(5.7)	(218)	(6.0)
Tax-exempt investment (income) loss	(304)	(7.7)	(128)	(3.5)
Adjustments in respect of prior years, including resolution of tax disputes	(13)	(0.3)	(19)	(0.5)
Tax (benefit) cost of unrecognized tax losses and tax credits	(25)	(0.7)	18	0.5
Tax rate and other legislative changes	(51)	(1.3)	(152)	(4.2)
Other	(15)	(0.4)	39	0.9
Total tax expense (benefit) and effective income tax rate	$461	11.7	$546	15.0

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 25%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, earnings arising in tax jurisdictions with statutory rates lower than 27.75% reduce our tax expense and these differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported in 2023 included slightly higher income in jurisdictions with low statutory income tax rates compared to 2022.

Tax-exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes, relate mainly to the resolution of Canadian tax matters and the finalization of the prior year’s Canadian and U.S. tax filings. In 2022, it included the finalization of the prior year's UK tax filings.

Tax (benefit) cost of unrecognized tax losses and tax credits primarily reflects unrecognized losses in Asia, as well as the recognition of previously unrecognized deferred tax assets in the U.S. In 2022, it mainly reflected unrecognized losses in Asia and the UK.

In assessing unrecognized deferred tax assets, management has determined that it has become probable that future taxable profit will allow deferred tax assets in the U.S. to be recovered. Our U.S. subsidiaries had state net operating losses and other future deductions in computing state income taxes, for which deferred tax assets had previously not been recognized. Management has concluded that it is probable that these subsidiaries, and other historically profitable subsidiaries with which it files consolidated (unitary) state income tax returns, will generate sufficient taxable profit against which the unused state losses and deductions can be utilized. The benefit will be realized in future years through a reduction in current income taxes payable.

Tax rate and other legislative changes reflects a benefit relating to the recognition of a deferred tax asset in Bermuda. On December 27, 2023, Bermuda enacted a Corporate Income Tax regime which will apply a 15% income tax beginning on January 1, 2025. The enacted legislation provides an economic transition adjustment that aligns an entity's tax basis starting point more closely with its economic position prior to the application of the Corporate Income Tax, and can reduce Bermuda income taxes in the future. In 2022, tax rate and other legislative changes included a benefit relating to the remeasurement of our deferred tax balances as a result of a Canadian income tax rate change.

Other primarily reflects withholding taxes on distributions from our foreign subsidiaries, the benefit relating to investments in joint ventures in Asia, and the impact of taxable income attributable to NCI. In 2022, Other included the tax impact of the non-deductible goodwill impairment charge relating to the sale of Sun Life UK and the reversal of withholding taxes no longer expected to be paid.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 113

20. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion. SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2023, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the OSFI.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. With a LICAT Ratio of 141% as at December 31, 2023, Sun Life Assurance's LICAT Ratio is above OSFI's Supervisory Target Total Ratio of 100% and minimum Total Ratio of 90%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. Sun Life Assurance exceeded levels that would require regulatory or corrective action as at December 31, 2023 and December 31, 2022.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2023 and December 31, 2022.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2023 and December 31, 2022. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under two such arrangements, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

Effective January 1, 2023, our total capital base was re-measured due to our adoption of IFRS 17. We exceeded our minimum capital requirements as at January 1, 2023. Our adjusted total capital base presented in the table below consists mainly of common shareholders’ equity, preferred shares and other equity instruments, equity in the participating account, non-controlling interests’ equity, CSM, and certain other capital securities that qualify as regulatory capital.

	IFRS 17 and IFRS 9		IFRS 4 and IAS 39
As at	December 31, 2023	January 1, 2023	December 31, 2022
Subordinated debt	$6,178	$6,676	$6,676
Innovative capital instruments(1)	200	200	200
Equity:
Preferred shares and other equity instruments	2,239	2,239	2,239
Common shareholders’ equity(2)	21,343	20,290	25,211
Equity in the participating account	457	268	1,837
Non-controlling interests’ equity	161	90	90
Contractual Service Margin(3)	11,786	10,865
Total capital(3)(4)	$42,364	$40,628	$36,253

(1)    Innovative capital instruments are SLEECS issued by SLCT I (Note 12). SLCT I is not consolidated by us.
(2)    Common shareholders' equity is equal to Total shareholders' equity less Preferred shares and other equity instruments.
(3)    Effective January 1, 2023, the OSFI LICAT Guideline was updated to include CSM as part of Available Capital. Prior period restatements are not required.
(4)    For regulatory reporting purposes under the LICAT framework, there were further adjustments, including goodwill, non-life investments, and others as prescribed by OSFI, to the total capital figure presented in the table above.
114 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

21. Segregated Funds
We have segregated fund products, including variable annuities, unit-linked products and variable universal life insurance policies, in Canada, the U.S., the UK, and Asia. Effective the second quarter of 2023, we completed the sale of our UK Business unit. See Note 3. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses and other net investment income earned on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk and sometimes insurance risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in Notes 6 and 7.

Segregated fund contracts are classified as insurance contracts or investment contracts depending on whether there is significant insurance risk in the guarantees we provide. Segregated funds that are classified as insurance contracts are insurance contracts with direct participation features, and therefore measured using the VFA.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds. Fees from segregated fund contracts that are classified as investment contracts are reported as Fee Income on the Consolidated Statements of Operations. Fees from segregated fund contracts that are classified as insurance contracts are reflected in the measurement of CSM of those contracts, which is reported as revenue as insurance contract services are provided.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, were within the following ranges as at December 31, 2023 and 2022:

Type of fund	%
Money market	1 to 5
Fixed income	5 to 10
Balanced	40 to 45
Equity	45 to 50

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.
21.A Segregated Funds Classified as Investment Contracts
21.A.i Investments for Account of Segregated Fund Holders — Investment Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at	December 31, 2023	December 31, 2022	January 1, 2022
Segregated and mutual fund units	$107,239	$97,347	$107,277
Equity securities	1,280	3,801	4,317
Debt securities	862	1,441	1,753
Cash, cash equivalents and short-term securities	4	181	264
Investment properties	—	271	226
Mortgages	—	—	1
Other assets	30	75	98
Total assets	109,415	103,116	113,936
Less: Liabilities arising from investing activities	4	963	19
Total investments for account of segregated fund holders	$109,411	$102,153	$113,917
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 115

21.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

For the years ended and as at December 31,	2023	2022
		(restated, see Note 2)
Balance, beginning of year	$102,153	$113,917
Additions to segregated funds:
Deposits	11,510	11,542
Net realized and unrealized gains (losses)	3,995	(15,359)
Other investment income	7,854	4,029
Total additions	23,359	212
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	10,793	11,049
Management fees	687	697
Taxes and other expenses	49	43
Foreign exchange rate movements	(76)	187
Total deductions	11,453	11,976
Net additions (deductions)	11,906	(11,764)
Dispositions (Note 3)	(4,648)	—
Balance, end of year	$109,411	$102,153
21.B Segregated Funds Classified as Insurance Contracts
21.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at	December 31, 2023	December 31, 2022	January 1, 2022
Segregated and mutual fund units	$14,240	$15,723	$18,667
Equity securities	2,908	4,450	5,646
Debt securities	1,427	1,417	1,657
Cash, cash equivalents and short-term securities	483	624	514
Investment properties	—	167	220
Mortgages	16	17	18
Other assets	45	55	43
Total assets	19,119	22,453	26,765
Less: Liabilities arising from investing activities	78	(686)	686
Total investments for account of segregated fund holders	$19,041	$23,139	$26,079
21.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts
Changes by Measurement Component
The following reconciliations illustrate the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the present value of estimates of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 10.B.i.

For the years ended and as at December 31,	2023	2022
Balance, beginning of year	$23,139	$26,079
Insurance finance (income) expenses	1,793	(2,353)
Foreign currency translation	(201)	(163)
Cash flows:
Premiums received	1,969	2,725
Amounts paid to policyholders and other insurance service expenses paid	(2,583)	(2,310)
Management fees, taxes and other expenses	(822)	(839)
Total cash flows	(1,436)	(424)
Dispositions (Note 3)	(4,254)	—
Balance, end of year	$19,041	$23,139
116 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

Changes by Remaining Coverage and Incurred Claims
The following tables show the changes in the liabilities for insurance contracts for account of segregated fund holders by LRC and LIC. Reconciliations for the remainder of liabilities for segregated funds that are classified as insurance contracts are in Note 10.B.i.

For the years ended and as at December 31,	2023	2022
Net liabilities for remaining coverage:
Balances, beginning of year	$23,139	$26,079
Insurance finance (income) expenses	1,793	(2,353)
Foreign currency translation	(201)	(163)
Total changes	1,592	(2,516)
Cash flows:
Premiums received	1,969	2,725
Management fees, taxes and other expenses	(822)	(839)
Total cash flows	1,147	1,886
Expected investment component excluded from insurance revenue	(2,583)	(2,310)
Dispositions (Note 3)	(4,254)	—
Balances, liability for remaining coverage, end of year	$19,041	$23,139
Liability for incurred claims:
Balances, beginning of year	$—	$—
Cash flows:
Amounts paid to policyholders and other insurance service expenses paid	(2,583)	(2,310)
Total cash flows	(2,583)	(2,310)
Actual investment component excluded from insurance service expense	2,583	2,310
Balances, liability for incurred claims, end of year	$—	$—
Total net insurance contract liability:
Balances, beginning of year	$23,139	$26,079
Insurance finance (income) expenses	1,793	(2,353)
Foreign currency translation	(201)	(163)
Total changes	1,592	(2,516)
Cash flows:
Premiums received	1,969	2,725
Amounts paid to policyholders and other insurance service expenses paid	(2,583)	(2,310)
Management fees, taxes and other expenses	(822)	(839)
Total cash flows	(1,436)	(424)
Dispositions (Note 3)	(4,254)	—
Balances, total net insurance contract liability, end of year	$19,041	$23,139
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 117

22. Commitments, Guarantees and Contingencies
22.A Lease Commitments
We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $1,269 (December 31, 2022 — $1,000). The future rental payments by year of payment are included in Note 6.
22.B Contractual Commitments
In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2023, we had a total of $4,909 of contractual commitments outstanding (December 31, 2022 — $5,070). The expected maturities of these commitments are included in Note 6.
22.C Letters of Credit
We issue commercial letters of credit in the normal course of business. As at December 31, 2023, we had credit facilities of $874 available for the issuance of letters of credit (December 31, 2022 — $889), from which a total of $113 in letters of credit were outstanding (December 31, 2022 — $110).
22.D Commission on Release
Commissions on Release ("CORe") is a program designed to facilitate the transfer of blocks of business between advisors in order to provide ongoing service and advice to our Clients. We facilitate and administer these transactions including payment and collection streams. Under the CORe program, when an eligible advisor releases Clients they are servicing, we are contractually obligated to pay them the associated CORe value, based on a specified formula as stipulated in the advisor contract. The value of the CORe commitment will vary for blocks of business which have not been released by an active advisor. The occurrence of future events that will trigger an advisor to release their block of business and the value of the related CORe commitment at that future release date is difficult to predict. As a result of uncertainty in the timing of the triggering event, we cannot reliably estimate our commitment under the CORe program. Due to the nature of the program, in the normal course of business, the commitment related to the future payment to advisors on release of a block of business would be expected to be matched or partially matched by a corresponding amount related to the receivable on the assignment of blocks of business to new advisors, resulting in an immaterial impact to earnings and liquidity in any reporting period.
22.E Indemnities and Guarantees
In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2023, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.
22.F Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

118 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the years ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
December 31, 2023
Insurance revenue	$—	$17,844	$5,055	$(1,543)	$21,356
Net investment income (loss) excluding result for segregated fund holders	466	11,176	903	(959)	11,586
Fee income	1	1,687	6,647	(503)	7,832
Other income	—	169	—	—	169
Total revenue	$467	$30,876	$12,605	$(3,005)	$40,943
Shareholders’ net income (loss)	$3,165	$1,908	$1,084	$(2,992)	$3,165
December 31, 2022
(restated, see Note 2)
Insurance revenue	$—	$16,973	$3,147	$(1,218)	$18,902
Net investment income (loss) excluding result for segregated fund holders	589	(18,474)	(1,365)	(1,330)	(20,580)
Fee income	1	1,630	6,239	(423)	7,447
Total revenue	$590	$129	$8,021	$(2,971)	$5,769
Shareholders’ net income (loss)	$2,941	$1,603	$1,017	$(2,620)	$2,941

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
December 31, 2023
Invested assets	$26,239	$164,557	$13,913	$(30,381)	$174,328
Reinsurance contract held assets	$—	$5,858	$3	$(67)	$5,794
Insurance contract assets	$—	$184	$637	$(637)	$184
Total other general fund assets	$4,547	$13,302	$9,805	$(3,171)	$24,483
Investments for account of segregated fund holders	$—	$128,396	$56	$—	$128,452
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$135,445	$291	$(67)	$135,669
Reinsurance contract held liabilities	$—	$2,260	$—	$(637)	$1,623
Investment contract liabilities	$—	$11,672	$—	$—	$11,672
Total other general fund liabilities	$7,300	$15,041	$14,880	$(5,596)	$31,625
Insurance contract liabilities for account of segregated fund holders	$—	$18,985	$56	$—	$19,041
Investment contract liabilities for account of segregated fund holders	$—	$109,411	$—	$—	$109,411

December 31, 2022
(restated, see Note 2)
Invested assets	$25,851	$159,311	$12,322	$(28,695)	$168,789
Reinsurance contract held assets	$—	$6,182	$3	$(70)	$6,115
Insurance contract assets	$—	$75	$719	$(719)	$75
Total other general fund assets	$6,594	$12,877	$14,570	$(10,704)	$23,337
Investments for account of segregated fund holders	$—	$125,242	$50	$—	$125,292
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$130,908	$456	$(70)	$131,294
Reinsurance contract held liabilities	$—	$2,322	$—	$(719)	$1,603
Investment contract liabilities	$—	$10,728	$1	$(1)	$10,728
Total other general fund liabilities	$9,916	$14,580	$18,886	$(11,578)	$31,804
Insurance contract liabilities for account of segregated fund holders	$—	$23,089	$50	$—	$23,139
Investment contract liabilities for account of segregated fund holders	$—	$102,153	$—	$—	$102,153
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 119

22.G Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice has been made to class members. Sun Life Assurance has brought a motion for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

An Ontario class action lawsuit has been certified against Sun Life Assurance regarding the administration of disability benefits under the Government of Canada employee benefits plan (Belec v Sun Life Assurance Company of Canada). Notice of the class action will be sent to potential class members. The Company has substantive defences to the claims and is defending this lawsuit.

Management does not believe that the probable conclusion of any current legal, regulatory or tax matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

23. Related Party Transactions
SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 15. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.
23.A Transactions with Key Management Personnel, Remuneration and Other Compensation
Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2023		2022
	Executive team	Directors	Executive team	Directors
Number of individuals	12	11	13	11
Base salary and annual incentive compensation	$26	$—	$19	$—
Additional short-term benefits and other	$1	$—	$1	$—
Share-based long-term incentive compensation	$28	$4	$32	$3
Value of pension and post-retirement benefits	$2	$—	$2	$—
23.B Other Related Party Transactions
We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 15.D.

120 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

24. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Material defined benefit plans are located in Canada and the U.S. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As at December 31, 2014, there are no active members in the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. The defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In the U.S., employees who were not age 50 with 10 years of service as of December 31, 2015 only have access to subsidized retiree health care coverage until eligible for Medicare. Eligible existing and future retirees and covered dependents eligible for Medicare receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.
24.A Risks Associated with Employee Defined Benefit Plans
With the closure of the material defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2023, all asset and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business. The target for our material funded defined benefit plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 121

24.B Defined Benefit Pension and Other Post-Retirement Benefit Plans
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

2023				2022
Pension		Other post-retirement	Total	Pension	Other post-retirement	Total
Change in defined benefit obligations:
Defined benefit obligation, January 1	$2,763	$206	$2,969	$3,836	$252	$4,088
Current service cost	32	6	38	49	7	56
Interest cost	121	11	132	106	8	114
Actuarial losses (gains)	187	8	195	(1,027)	(51)	(1,078)
Benefits paid	(138)	(15)	(153)	(194)	(14)	(208)
Divestiture	(483)	—	(483)	—	—	—
Foreign exchange rate movement	1	(1)	—	(7)	4	(3)
Defined benefit obligation, December 31	$2,483	$215	$2,698	$2,763	$206	$2,969
Change in plan assets:
Fair value of plan assets, January 1	$2,799	$—	$2,799	$3,643	$—	$3,643
Administrative expense	(1)	—	(1)	(1)	—	(1)
Interest income on plan assets	125	—	125	101	—	101
Return on plan assets (excluding amounts included in net interest expense)	48	—	48	(825)	—	(825)
Employer contributions	69	15	84	85	14	99
Benefits paid	(138)	(15)	(153)	(194)	(14)	(208)
Divestiture	(510)	—	(510)	—	—	—
Foreign exchange rate movement	1	—	1	(10)	—	(10)
Fair value of plan assets, December 31	$2,393	$—	$2,393	$2,799	$—	$2,799
Amounts recognized on Statement of Financial Position:
Fair value of plan assets	$2,393	$—	$2,393	$2,799	$—	$2,799
Defined benefit (obligation)	(2,483)	(215)	(2,698)	(2,763)	(206)	(2,969)
Net recognized (liability) asset, December 31	$(90)	$(215)	$(305)	$36	$(206)	$(170)
Components of net benefit expense recognized:
Current service cost	$32	$6	$38	$49	$7	$56
Administrative expense	1	—	1	1	—	1
Net interest expense (income)	(4)	11	7	5	8	13
Other long-term employee benefit losses (gains)	—	3	3	—	(6)	(6)
Net benefit expense	$29	$20	$49	$55	$9	$64
Remeasurement of net recognized (liability) asset:
Return on plan assets (excluding amounts included in net interest expense)	$48	$—	$48	$(825)	$—	$(825)
Actuarial gains (losses) arising from changes in demographic assumptions	(4)	—	(4)	18	—	18
Actuarial gains (losses) arising from changes in financial assumptions	(131)	(7)	(138)	1,027	45	1,072
Actuarial gains (losses) arising from experience adjustments	(52)	2	(50)	(18)	—	(18)
Foreign exchange rate movement	—	1	1	(1)	(3)	(4)
Components of defined benefit costs recognized in Other comprehensive income (loss)	$(139)	$(4)	$(143)	$201	$42	$243
122 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

24.C Principal Assumptions for Significant Plans

	2023			2022
	Canada %	UK %	U.S. %	Canada %	UK %	U.S. %
To determine defined benefit obligation at end of year:
Discount rate for pension plans	4.60	n/a	5.35	5.00	4.75	5.55
Rate of compensation increase	2.70	n/a	n/a	2.75	n/a	n/a
Pension increases	0.00-0.20	n/a	n/a	0.00-0.05	3.05	n/a
To determine net benefit expense for year:
Discount rate for pension plans	5.00	4.75	5.55	3.00	1.90	3.00
Rate of compensation increase	2.75	n/a	n/a	2.80	n/a	n/a
Pension increases	0.00-0.05	3.05	n/a	0.00-0.05	3.30	n/a
Health care trend rates:
Initial health care trend rate	5.08	n/a	6.75	5.16	n/a	7.00
Ultimate health care trend rate	4.00	n/a	5.00	4.00	n/a	5.00
Year ultimate health care trend rate reached	2040	n/a	2031	2040	n/a	2031
	2023			2022
	Canada	UK	U.S.	Canada	UK	U.S.
Mortality rates:
Life expectancy (in years) for individuals currently at age 65:
Male	24	n/a	22	23	23	22
Female	25	n/a	23	25	25	23
Life expectancy (in years) at 65 for individuals currently at age 45:
Male	25	n/a	23	24	25	23
Female	26	n/a	25	26	27	25
Average duration (in years) of pension obligation	13.8	n/a	9.8	13.2	12.9	10.0
Discount Rate, Rate of Compensation Increase and Health Care Cost
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used for material plans is determined by reference to the market yields, as of December 31, of high-quality corporate bonds that have terms to maturity approximating the terms of the related obligation. In countries where a deep corporate market does not exist, government bonds are used. Compensation and health care trend assumptions are based on expected long-term trend assumptions which may differ from actual results.
24.D Sensitivity of Key Assumptions
The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2023. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post-retirement benefits
Interest/discount rate sensitivity:(1)
1% decrease	$354	$21
1% increase	$(287)	$(18)
Rate of compensation increase assumption:
1% decrease	$(45)	n/a
1% increase	$50	n/a
Health care trend rate assumption:
1% decrease	n/a	$(9)
1% increase	n/a	$10
Mortality rates:(2)
10% decrease	$49	$3
(1)    Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)    Represents 10% decrease in mortality rates at each age.
Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 123

24.E Fair Value of Plan Assets
Composition of fair value of plan assets, December 31:

	2023	2022
Equity investments	4%	3%
Fixed income investments	77%	65%
Real estate investments	12%	11%
Qualifying insurance contract	0%	15%
Other	7%	6%
Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2023 and 2022 are consistent with Level 1 or Level 2 fair value hierarchy. In 2023, 4% of our fixed income investments (2022 — 2%) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We have significantly de-risked the investments of our material defined benefit pension plans by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018 and in 2021, the risk in our UK pension plan was reduced through buy-in insurance contracts, protecting the majority of pensioner benefits. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
24.F Future Cash Flows
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$47	$17	$64
Expected Future Benefit Payments

	2024	2025	2026	2027	2028	2029 to 2033
Pension	$128	$133	$138	$142	$148	$769
Post-retirement	17	18	18	19	19	106
Total	$145	$151	$156	$161	$167	$875
24.G Defined Contribution Plans
We expensed $199 in 2023 (2022 — $160) with respect to defined contribution plans.

25. Earnings (Loss) Per Share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

For the years ended December 31,	2023	2022
		(restated, see Note 2)
Common shareholders’ net income (loss) for basic earnings per share	$3,086	$2,871
Add: Increase in income due to convertible instruments(1)	10	10
Common shareholders’ net income (loss) on a diluted basis	$3,096	$2,881
Weighted average number of common shares outstanding for basic earnings per share (in millions)	586	586
Add: Dilutive impact of stock options(2) (in millions)	—	—
Dilutive impact of convertible instruments(1) (in millions)	3	3
Weighted average number of common shares outstanding on a diluted basis (in millions)	589	589
Basic earnings (loss) per share	$5.27	$4.90
Diluted earnings (loss) per share	$5.26	$4.89

(1)    The convertible instruments are the SLEECS B issued by SLCT I.
(2)    Excludes the impact of 2 million stock options for the year ended December 31, 2023 (December 31, 2022 — 1 million, respectively) because these stock options were anti-dilutive for the period.
124 Sun Life Financial Inc. December 31, 2023     Notes to the Consolidated Financial Statements

26. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the years ended December 31,	2023							2022
								(restated, see Note 2)
	Balance, beginning of year (restated, see Note 2)	Transition adjustment	Balance, beginning of year (adjusted)	Other comprehensive income (loss)	Other	Balance, end of year		Balance, beginning of year	Transition adjustment	Balance, beginning of year (adjusted)	Other comprehensive income (loss)	Balance, end of year
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,630	$59	$1,689	$(339)	$—		$1,350	$953	$—	$953	$677	$1,630
Unrealized gains (losses) on FVOCI assets	(1,333)	494	(839)	485	—		(354)	266	(116)	150	(1,483)	(1,333)
Unrealized gains (losses) on cash flow hedges	(18)	—	(18)	17	—		(1)	(7)	—	(7)	(11)	(18)
Share of other comprehensive income (loss) in joint ventures and associates	(107)	—	(107)	(44)	—		(151)	(47)	—	(47)	(60)	(107)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(149)	—	(149)	(105)	37	(1)	(217)	(320)	—	(320)	171	(149)
Share of other comprehensive income (loss) in joint ventures and associates	(5)	—	(5)	7	—		2	(2)	—	(2)	(3)	(5)
Revaluation surplus on transfers to investment properties	143	—	143	—	—		143	145	—	145	(2)	143
Total	$161	$553	$714	$21	$37		$772	$988	$(116)	$872	$(711)	$161
Total attributable to:
Participating account	$(3)	$—	$(3)	$9	$—		$6	$2	$—	$2	$(5)	$(3)
Non-controlling interests	4	—	4	(3)	—		1	—	—	—	4	4
Shareholders	160	553	713	15	37		765	986	(116)	870	(710)	160
Total	$161	$553	$714	$21	$37		$772	$988	$(116)	$872	$(711)	$161

(1)    During 2023, the Company transferred cumulative remeasurement losses of $37 from Accumulated other comprehensive income (loss) to Retained earnings due to the sale of Sun Life UK.

Notes to the Consolidated Financial Statements     Sun Life Financial Inc. December 31, 2023 125